Building for Quality 2008 ANNUAL REPORT

09045986



082-01617
AR/S
12-31-08

Hysan 希慎
Development Co Ltd

Stock Code: 00014

2008 was a most eventful year for the wider economy, while Hysan returned another year of good performance amidst the changing conditions.

To provide a clear picture of Hysan in 2008, this Annual Report is divided into four sections: an overview of our Company and business, how we put our strategy into action, how we further strengthened our governance, and our financial results. We believe this arrangement will help the reader to better understand Hysan as a whole and our efforts during the year to develop further as a successful and responsible business.



Cover: While the designs of our building features evolve over time, their underlying quality remains unchanged. This commitment to provide the best of products and services guides our way forward.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited 希慎興業有限公司, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

NOTICE OF ANNUAL GENERAL MEETING
AND
PROPOSALS FOR
GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES
AND
AMENDMENTS TO ARTICLES OF ASSOCIATION

A notice convening the AGM to be held at Salon 5-6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, 18 May 2009 at 12:00 noon is set out on pages 2 to 5 of this circular.

Whether or not you intend to attend the AGM, you are advised to read this circular and to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or to the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

31 March 2009

TABLE OF CONTENTS

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Independent non-executive Directors
Tom BEHRENS-SORENSEN
(Timothy John SMITH as his alternate)
Fa-kuang HU
(Raymond Liang-ming HU as his alternate)
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Hans Michael JEBSEN
(Kam Wing LI as his alternate)
Anthony Hsien Pin LEE
(Peter Ting Chang LEE as his alternate)
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD
(Peter Ting Chang LEE as her alternate)

Executive Directors
Ricky Tin For TSANG
Wendy Wen Yee YUNG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

31 March 2009

Dear Shareholder(s),

On behalf of the Board and management, we invite you to attend Hysan Development Company Limited's Annual General Meeting to be held on Monday, 18 May 2009. Detailed explanation on the business to be considered at the Meeting, together with Board Recommendations on the proposed resolutions, are set out in this circular.

We aim to continually enhance our corporate governance practices, including the quality of our reporting and communications with our shareholders.

We regard annual general meetings as one of the principal channels to communicate with our shareholders. We look forward to seeing you at the Meeting. If you are unable to attend the Meeting in person, we encourage you to appoint a proxy to attend and vote on your behalf.

Yours faithfully,
Peter T.C. LEE
Chairman

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of Hysan Development Company Limited 希慎興業有限公司 will be held at Salon 5-6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, 18 May 2009 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2008 together with the Reports of Directors and Auditor thereon.

2. To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2008.

3. To re-elect Directors.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditor and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions and Special Resolution respectively:

ORDINARY RESOLUTIONS

5. "**That**:

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options, warrants or other securities which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and other securities which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a share option or otherwise) by the Directors pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed 10% where the shares are to be allotted wholly for cash, and in any event 20%, of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal restrictions under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That**:

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Listing Rules, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said mandate shall be limited accordingly; and

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

SPECIAL RESOLUTION

7. "**That** the Articles of Association of the Company be amended as follows:

Article 77A be replaced by a new Article 77A as follows:

"77A (a) If it appears to the Chairman that the principal meeting place is inadequate to accommodate all members entitled and wishing to attend, the meeting is duly constituted and its proceedings valid if the Chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

(i) participate in the business for which the meeting has been convened;

(ii) hear and see all persons present who speak (whether by use of microphone, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

(iii) be heard and seen by all other persons so present in the same way.

(b) At any general meeting, the Chairman of the meeting may make any arrangement and impose any requirement or restriction he considers appropriate to ensure the security and orderly conduct of a meeting including, without limitation, adjourning the meeting to a time, date and place he decides; requirements for evidence of identity to be produced by those attending the meeting; the restriction of items that may be taken into the meeting place. Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. A person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting.

(c) At any general meeting:

(i) in the case of a resolution duly proposed as a special resolution, no amendment thereto (other than an amendment to correct a patent error) may be considered;

(ii) in the case of a resolution duly proposed as an ordinary resolution, no proposal of nor amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either:

(1) notice in writing of the terms of the amendment and intention to move the same has been lodged at the registered office of the Company at least two business days prior to the date appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed; or

(2) in the Chairman's absolute discretion he decides that it may be considered or voted upon.

If the Chairman of a meeting rules that a proposed amendment to any resolution under consideration is out of order in accordance with this article, his determination shall be final.

(d) The Chairman shall at a meeting take any such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the Chairman's decisions on matters of procedure or arising incidentally from the business of the meeting (including ordering the exclusion or expulsion of any member or other person) shall be final as shall be his determination as to whether any matter is of such nature.""

By Order of the Board
Wendy W.Y. YUNG
Executive Director and Company Secretary

Hong Kong, 31 March 2009

Notes:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or to the Company's Registrar, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the Meeting.

3. The register of members will be closed from Thursday, 14 May 2009 to Monday, 18 May 2009, both days inclusive. In order to qualify for attending and voting at the Annual General Meeting and the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 13 May 2009.

4. Further information on voting procedures is set out in the section "Voting Information: Frequently Asked Questions and Answers" in the circular to be sent to shareholders (the "**Circular**").

5. Detailed information on the businesses to be transacted at the Annual General Meeting is set out in the section "Business of the Meeting and Board Recommendations" of the Circular.

6. Pursuant to the Listing Rules, any vote of members at a general meeting must be taken by poll. Accordingly, at the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 78 of the Articles of Association of the Company to put each of the resolutions set out in this notice to be voted by way of poll. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each share of any class of which he is the holder.

7. The English text of the amended Articles of Association shall prevail.

As at the date of this notice, the Board comprises: ***Chairman*** *– Peter Ting Chang LEE;* ***Independent non-executive Deputy Chairman*** *– Sir David AKERS-JONES;* ***Independent non-executive Directors*** *– Tom BEHRENS-SORENSEN (Timothy John SMITH as his alternate), Fa-kuang HU (Raymond Liang-ming HU as his alternate) and Dr. Geoffrey Meou-tsen YEH;* ***Non-executive Directors*** *– Hans Michael JEBSEN (Kam Wing LI as his alternate), Anthony Hsien Pin LEE (Peter Ting Chang LEE as his alternate), Chien LEE and Dr. Deanna Ruth Tak Yung RUDGARD (Peter Ting Chang LEE as her alternate); and* ***Executive Directors*** *– Ricky Tin For TSANG and Wendy Wen Yee YUNG.*

VOTING INFORMATION: FREQUENTLY ASKED QUESTIONS AND ANSWERS

Your vote is important, and you can exercise your right to vote whether you choose to attend the AGM or not. Find out how below:

Q. Am I entitled to vote?

A. You are entitled to vote if you are a registered holder of Shares of Hysan Development Company Limited as of 18 May 2009 (the date of AGM).

The register of members will be closed from Thursday, 14 May 2009 to Monday, 18 May 2009, both days inclusive. If you have recently purchased the Shares, you must deliver to Tricor Standard Limited not later than 4:00 p.m. on Wednesday, 13 May 2009 the share certificates, share transfer form or relevant evidence to establish that you own the Shares.

Q. What am I voting on?

A. You are voting on the resolutions as set out in the Notice of AGM on pages 2 to 5, and "Business of the Meeting and Board Recommendations" on pages 8 to 9 of this circular.

Q. How can I vote?

A. 1. Attending the AGM

You are entitled to attend the AGM and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed form of proxy or corporate representative authorisation to the Company.

2. By Proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of the two ways. **Your proxy must vote as you instruct in the form of proxy:**

(a) You may authorise the Chairman of the Company named in the form of proxy to vote your shares. Please indicate how you would like your shares to be voted.

(b) You may appoint other person to attend the AGM and vote your shares on your behalf. Please print your appointee's name in the blank space on the form of proxy and indicate how you would like your shares to be voted. A proxy need not be a shareholder of the Company.

Q. When shall I return my form of proxy?

A. To be valid, the **original** form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must be completed and **returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, or to the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the AGM or any adjournment thereof.** Forms of proxy sent electronically or by any other data transmission process will not be accepted.

VOTING INFORMATION: FREQUENTLY ASKED QUESTIONS AND ANSWERS

Q. Who votes my shares and how will they be voted if I return a form of proxy?

A. By properly completing and returning a form of proxy, you are authorising the person named in the form of proxy to attend the AGM and to vote your shares. The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your form of proxy but do not specify how you wish to cast your votes, your proxy will vote at his discretion.

Q. Can I revoke a proxy or voting instruction?

A. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the AGM should he so wish. Therefore, your attendance at the AGM will override your proxy appointment.

Q. How will voting be taken at the AGM?

A. Under the Listing Rules, all votes at the AGM are required to be taken by poll. Accordingly, the Chairman of the AGM will demand a poll regarding the voting for all the resolutions set out in the Notice of AGM.

Q. What are the procedures for voting by poll?

A. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each Share of which he is the holder. All shareholders, corporate representatives or proxies who attend the AGM will be given voting papers upon their registration at the AGM. The resolutions will be printed on the voting papers. You can cast your votes either for or against each resolution in respect of the number of shares held under your name. The Registrar will collect all the voting papers after voting. The results of the voting by poll will be published on the website of the Company and the designated issuer website of the Stock Exchange after market close on the day of the AGM.

Q. What if I have a question?

A. If you have any question regarding the AGM, please contact Hysan's Legal and Secretarial Services Department at 2895-5777.

RESOLUTION NUMBERED 1 – RECEIVING 2008 FINANCIAL STATEMENTS

The full audited financial statements together with the Reports of Directors and Auditor thereon, are set out on pages 78 to 124, pages 59 to 65 and page 77 of the Annual Report 2008.

The audited financial statements have been reviewed by the Audit Committee. A report of the Audit Committee is set out on pages 73 to 74 of the Annual Report 2008.

RESOLUTION NUMBERED 2 – DECLARATION OF FINAL DIVIDEND

The Board has recommended a final dividend for the year ended 31 December 2008 of HK54 cents per Share. Subject to passing resolution numbered 2, such final dividend is expected to be paid on or about 9 June 2009, together with a scrip dividend alternative, to shareholders whose names appear on the Company's register of members on 18 May 2009.

A circular containing details of the scrip dividend and the form of election will be sent to shareholders on or about 20 May 2009.

The register of members will be closed from Thursday, 14 May 2009 to Monday, 18 May 2009, both days inclusive. In order to qualify for attending and voting at the AGM and the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 13 May 2009.

RESOLUTION NUMBERED 3 – RE-ELECTION OF DIRECTORS

Under Article 114 of the Company's Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation and may offer themselves for re-election. In this light, Geoffrey Meou-tsen YEH, Fa-kuang HU, Hans Michael JEBSEN and Deanna Ruth Tak Yung RUDGARD will retire and, being eligible, offer themselves for re-election at the forthcoming AGM. Their proposed re-election will be considered by separate resolutions.

Details of the background information on the retiring Directors who are proposed for re-election are set out on pages 10 to 11 of this circular.

RESOLUTION NUMBERED 4 – RE-APPOINTMENT OF AUDITOR

The Audit Committee has recommended to the Board (which in turn endorsed the view) that, subject to shareholders' approval at the forthcoming AGM, Deloitte Touche Tohmatsu be re-appointed as the external auditor of the Company for 2009.

RESOLUTIONS NUMBERED 5 AND 6 – GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the last annual general meeting of the Company held on 14 May 2008, general mandates under Section 57B of the Companies Ordinance and the Listing Rules were given to the Directors to issue and purchase Shares in the Company. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

- an ordinary resolution (**resolution numbered 5**) to give the Directors a general and unconditional mandate to allot, issue and dispose of additional Shares in the Company, not exceeding 10% where the Shares are to be allotted wholly for cash, and in any event 20%, of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Issue Mandate**"); and

- an ordinary resolution (**resolution numbered 6**) to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase Shares in the Company not exceeding 10% of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Share Repurchase Mandate**").

The full text of these resolutions is set out in the Notice of AGM. As required under the Listing Rules, an explanatory statement providing the requisite information regarding the Share Repurchase Mandate is set out on pages 12 to 14 of this circular.

The Company's Articles of Association empower Directors to allot unissued shares. Under the Hong Kong Companies Ordinance, a company issuing new equity for cash must offer its shareholders the first opportunity to subscribe for such shares save where the shareholders have granted its (general or specific) approval. The Listing Rules further restrict the maximum number of shares to be allotted as not exceeding 20% of a listed issuer's then issued share capital, without differentiating between cash and non-cash issuances.

The Board noted concerns expressed over cash issuance exercises in the market, particularly as regards the frequency and size of such issuances. The Board aims to strike a balance with business flexibility and the need to raise capital quickly in a cost-effective way which, in turn, enhance the Company's growth.

The Board therefore differentiates between the amount of equity securities to be issued (i) for cash (other than in connection with a rights issue and other exceptions set out in the AGM Notice), to which shareholders' pre-emptive rights apply; and (ii) for non-cash consideration. This is in line with international best practices.

The amount of equity securities to be issued for cash (other than under the exceptions referred to above) is restricted to 10% of the existing issued ordinary share capital. This is below the limit permitted under the Listing Rules.

The Company has not issued any new Shares pursuant to the Issue Mandate granted in previous general meetings in the past 10 years, other than pursuant to: (i) the scrip dividend alternative; and (ii) the exercise of the options granted under the Company's Share Option Schemes.

The Directors wish to state that they have no immediate plan to issue any new Shares other than relating to scrip dividends and exercise of employee share options as described above.

RESOLUTION NUMBERED 7 – AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The proposed amendments to the Articles of Association address and formalise some practical arrangements of general meetings, with the aim to facilitate their smooth running. It provides for overflow arrangements to ensure a shareholder can still effectively participate in a meeting if the principal meeting place is inadequate to accommodate all attending members; formalises arrangements whereby a shareholder may propose amendments to resolutions proposed; introduces procedures for the Chairman to ensure the security and orderly conduct of a meeting.

The Directors consider that the proposed amendments to the Articles and Association are beneficial to the Company and the shareholders as a whole. Advice has been obtained from independent legal advisor that these provisions comply with Hong Kong legal as well as Listing Rules requirements. This special business will be considered as a special resolution at the AGM, which requires not less than 75% of the votes cast by shareholders attending and entitled to vote at the AGM.

BOARD RECOMMENDATIONS

The Directors consider that the proposed resolutions as set out in the Notice of AGM, including, among other things, the proposed resolutions in relation to the granting of the Issue Mandate and Share Repurchase Mandate and amendments to the Articles of Association are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions.

Information on Directors standing for re-election at the AGM is set out below:



	Director since	Board committee memberships	Emoluments received for 2008 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Geoffrey Meou-tsen YEH S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D. *Independent non-executive Director* Age: 77	1979	Member of Emoluments Review Committee and Nomination Committee	140,000 *(Note 1)*	265,364 Shares (Personal interests)

Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He was an independent non-executive director of China Travel International Investment Hong Kong Limited until 14 July 2007. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a Non-executive Director in 1979 and as Independent non-executive Director in 2001.

Dr. Yeh has confirmed to the Board his independence as regard each of the factors referred to in Rule 3.13(1) to (8) of the Listing Rules. He has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

Dr. Yeh has served the Board for more than 9 years. The Board believes that "independence" is a matter of judgment and conscience but that, in order to be independent, non-executive Directors should be free from any business or other relationships that might interfere with the exercise of their independent judgment. Dr. Yeh does not have any management role in the Group. Notwithstanding the length of his tenure, the Board is satisfied that, as well proven by the valuable independent judgment and advice given by Dr. Yeh over the years, Dr. Yeh is of such character, integrity, independence and experience commensurate with office of an Independent non-executive Director. The Board is not aware of any circumstance that might influence Dr. Yeh in exercising independent judgment.

Dr. Yeh received annual director fee of HK$100,000 and a fee of HK$40,000 for serving as member of the Emoluments Review Committee and Nomination Committee respectively in 2008.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2008 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Fa-kuang HU G.B.S., C.B.E., J.P. *Independent non-executive Director* Age: 85	1979	Member of Emoluments Review Committee	120,000 *(Note 1)*	200,000 Shares (Corporate interests)

Mr. Hu is Honorary Chairman of Ryoden Development Limited. He was an independent non-executive director of i-CABLE Communications Limited and retired effective from the conclusion of its annual general meeting held on 17 May 2007. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University. He was appointed a Non-executive Director in 1979 and re-designated as Independent non-executive Director in 2008.

Mr. Hu has confirmed to the Board his independence as regard each of the factors referred to in Rule 3.13(1) to (8) of the Listing Rules. He has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Hu has served the Board for more than 9 years. Mr. Hu does not have any management role in the Group and he has clearly demonstrated his willingness to exercise independent judgment and has been giving objective views to the Company. There is no evidence that length of tenure is having an adverse impact on his independence. The Board is satisfied that Mr. Hu has the required character, integrity, independence and experience to fulfill the role of an Independent non-executive Director. The Board is not aware of any circumstance that might influence Mr. Hu in exercising independent judgment.

Mr. Hu received annual director fee of HK$100,000 and a fee of HK$20,000 for serving as a member of the Emoluments Review Committee in 2008.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2008 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Hans Michael JEBSEN B.B.S. *Non-executive Director* Age: 52	1994	Member of Investment Committee	120,000 *(Note 1)*	2,492,914 Shares (Personal and corporate interests) *(Note 2)*

Mr. Jebsen is Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also an independent non-executive director of The Wharf (Holdings) Limited. He was appointed a Non-executive Director in 1994.

Mr. Jebsen received annual director fee of HK$100,000 and a fee of HK$20,000 for serving as a member of the Investment Committee in 2008.

Mr. Jebsen has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2008 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Deanna Ruth Tak Yung RUDGARD *Non-executive Director* Age: 69	1993	Nil	100,000 *(Note 1)*	1,871,600 Shares (Personal interests)

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. She was appointed a Non-executive Director in 1993.

Dr. Rudgard received annual director fee of HK$100,000 for serving as Director in 2008.

Save as disclosed above, Dr. Rudgard has no relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

Notes:

1. The respective annual director fees for serving on the Board and on its committees were approved by the shareholders in the 2005 annual general meeting (held on 10 May 2005) having given consideration to the level of responsibility, experience and abilities required of the relevant Directors and the remuneration offered for similar positions in comparable companies. Details on Director emoluments are set out in "Directors' Remuneration and Interests Report" and notes to the financial statements set out in the Annual Report 2008. Save as disclosed above, the Directors received no other compensation from the Group in 2008.

2. 60,000 Shares were held by Mr. Hans Michael JEBSEN personally and 2,432,914 Shares were held by a corporation in which he was a member entitled to exercise no less than one-third of the voting power at general meetings.

3. No Director proposed for re-election at the AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

This is an explanatory statement as required under the Listing Rules in connection with the resolution authorising the Share Repurchase Mandate proposed to be considered, and if thought fit, passed by shareholders of the Company at the AGM. The Listing Rules provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions. This explanatory statement also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,041,114,578 Shares of HK$5.00 each.

On the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 104,111,457 Shares.

Reasons for Repurchase

The Directors believe that the Share Repurchase Mandate is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts for the year ended 31 December 2008 as contained in the Annual Report 2008. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the printing of this circular were as follows:

	Highest	**Lowest**
	HK$	*HK$*
Year 2008		
March	22.65	20.45
April	24.15	22.00
May	24.30	22.00
June	23.50	20.35
July	22.55	21.00
August	23.40	20.25
September	22.90	18.10
October	20.65	10.02
November	13.72	10.04
December	13.54	11.00
Year 2009		
January	14.50	11.70
February	12.66	11.40
March (upto the Latest Practicable Date)	13.98	10.50

Undertaking

The Directors have undertaken to the Stock Exchange (so far as the same may be applicable) to exercise the power of the Company to make repurchases pursuant to ordinary resolution numbered 6 in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such mandate is approved by the shareholders.

No connected person has notified the Company that he/she has a present intention to sell Shares to the Company or has undertaken not to do so in the event that the Share Repurchase Mandate is approved by the shareholders.

Effect of the Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Lee Hysan Estate Company, Limited ("**LHE**") and certain of its subsidiaries are the substantial shareholders of the Company, which are indirectly interested in approximately 41.60% of the issued share capital of the Company. Lee Hysan Company Limited, being LHE's holding company, is also deemed to have same interests pursuant to the provisions of the Securities and Futures Ordinance. In the event that the Directors exercise in full the power to repurchase Shares which are proposed to be granted pursuant to the Share Repurchase Mandate, the shareholding of Lee Hysan Company Limited, LHE and certain of its subsidiaries would be increased to approximately 46.23%.

Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in takeover obligations.

Save as disclosed above, the Directors are not aware of any shareholder or group of shareholders acting in concert, who may become obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a consequence of any purchases pursuant to the Share Repurchase Mandate.

Share Purchase made by the Company

The Company had not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

In this circular, the following expressions shall have the meanings set out below unless the context otherwise requires:

"AGM" or "Annual General Meeting" or "Meeting"	means the annual general meeting of the Company to be held at Salon 5-6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 18 May 2009 at 12:00 noon or any adjournment thereof;
"Articles of Association"	means the articles of association of the Company (as amended from time to time);
"associate"	has the meaning ascribed to it under the Listing Rules;
"Auditor"	means the auditor for the time being of the Company;
"Board"	means the board of Directors or a duly authorised committee of the board of Directors;
"business day"	has the meaning ascribed to it under the Listing Rules;
"Companies Ordinance"	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	means Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it under the Listing Rules;
"Directors"	means the directors from time to time of the Company;
"Group"	means the Company and its subsidiaries;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date"	means 27 March 2009 being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as modified from time to time;

"Notice of AGM"	means the notice convening the AGM as set out on pages 2 to 5 of this circular;
"Securities and Futures Ordinance" or "SFO"	means the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Share(s)"	means ordinary share(s) of HK$5.00 each in the Company (or of such other nominal amount as comprising the ordinary share capital of the Company as shall result from a sub-division or a consolidation of the share capital of the Company from time to time);
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"subsidiary"	means a company which is for the time being a subsidiary (within the meaning of section 2(4) of the Companies Ordinance) of the Company;
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules; and
"Takeovers Code"	means the Codes on Takeovers and Mergers and Share Repurchases published by Securities and Futures Commission.

此乃要件　請即處理

閣下如對本通函或應採取的行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部Hysan Development Company Limited希慎興業有限公司股份售出或轉讓，應立即將本通函及隨附的代表委任表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何其他重大事實，足以令本通函所載任何內容產生誤導。

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

（根據香港公司條例第32章註冊成立之有限公司）

（股份代號：00014）

股東周年大會通告

及

有關發行新股及購回股份之一般性授權建議

及

組織章程細則之修訂

本公司謹訂於2009年5月18日（星期一）中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓5-6號宴會廳舉行股東周年大會，股東周年大會通告載於本通函第2至5頁內。

不論　閣下能否出席股東周年大會，務請細閱本通函並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東周年大會或其任何續會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，或本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東周年大會或其任何續會並於會上投票。

2009年3月31日

目　錄

Hysan希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

（根據香港公司條例第32章註冊成立之有限公司）

（股份代號：00014）

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

獨立非執行董事
蘇恩深
（施敏夫為其替任董事）
胡法光
（胡亮明為其替任董事）
葉謀遵博士

非執行董事
Hans Michael JEBSEN
（李錦榮為其替任董事）
利憲彬
（利定昌為其替任董事）
利乾
利德蓉醫生
（利定昌為其替任董事）

執行董事
曾殿科
容韻儀

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

本人謹代表董事會及管理層，誠邀　閣下出席希慎興業有限公司訂於2009年5月18日（星期一）舉行之股東周年大會。有關大會處理事項連同董事會就建議之決議案之推薦意見，詳載於本通函內。

本公司致力提高企業管治水平，包括匯報及股東通訊之質素。

本公司視股東周年大會為與股東溝通之主要途徑。我們熱切期待　閣下親臨大會。倘　閣下未克親自出席大會，敬請委派一位委任代表出席並代表　閣下投票。

此致
列位股東　台照

主席
利定昌
謹啟

2009年3月31日

股東周年大會通告

茲通告Hysan Development Company Limited希慎興業有限公司謹定於2009年5月18日(星期一)中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓5-6號宴會廳召開股東周年大會,處理下列事項:

1. 省覽截至2008年12月31日止年度之財務報表及董事會報告與核數師報告。

2. 宣布派發截至2008年12月31日止年度之末期股息(並附有以股代息選擇)。

3. 重選董事。

4. 重聘德勤•關黃陳方會計師行為本公司之核數師及授權董事釐定其酬金。

作為特別事項,省覽並分別酌情通過下列議案為普通決議案及特別決議案:

普通決議案

5. 「**動議**:

(a) 在(c)段之規限下,一般無條件授權董事會於有關期間內行使本公司一切權力,以配發、發行及處理本公司之額外股份,及訂立或授出需要或可能需要行使該等權力之售股建議、協議、購股權、認股權證或其他證券;

(b) 上文(a)段所述之授權將授權董事會於有關期間內訂立或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議、購股權及其他證券;

(c) 董事會依據(a)段之授權而配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式配發)之股本面值總額(惟根據(i)配售新股,或(ii)任何不時採納之購股權計劃或類似安排,向符合資格之參與者授出或發行本公司股份或購買本公司股份之權利或(iii)依據本公司不時之組織章程細則就任何以股代息計劃或類似安排而配發者除外),不得超逾本決議案通過日期本公司已發行股本面值總額之20%,倘配發之新股乃全數收取現金者,則不得超逾本決議案通過日期本公司已發行股本面值總額之10%,而上述授權亦須受此數額限制;及

(d) 就本決議案而言:

「有關期間」指由通過本決議案之日起至下列最早日期止之期間:

(i) 本公司下屆股東周年大會結束時;

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日;及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。

「配售新股」乃指董事會於指定期間內，向於指定記錄日期名列股東名冊之本公司股份或其任何類別股份之持有人，按彼等當時持有該等股份或其任何類別股份之比例配售新股(惟董事會有權就零碎股權或香港以外任何地區之法律限制或其任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排)。」

6. 「**動議**：

(a) 一般無條件授權予董事會於有關期間內，根據一切適用法例及上市規則之規定，行使本公司一切權力購回或以其他方式購入本公司股本中每股面值5港元之股份，惟所購回或以其他方式購入之股份面值總額，不得超逾本決議案通過日期本公司已發行股本面值總額之10%，而上述授權將按此數額為限制；及

(b) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列最早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

特別決議案

7. 「**動議**修訂公司組織章程細則如下：

第77A條全文由以下新第77A條所取代：

「77A (a) 倘主席認為主要會議地點不足以容納所有有權並希望出席會議之股東，而主席就場地有足夠操施能使未能進入會場之股東能夠：

(i) 參與已召開會議之討論事項；

(ii) 不論在會議地點或其他地方，也能聽到所有與會人士的發言及看到其樣貌（不論透過使用麥克風、擴音器、視聽設備或其他設備）；及

(iii) 被其他與會人士以同一途徑聽到該股東的發言及看到其樣貌，

並表示滿意，該會議及程序則被視為成立及有效。

(b) 於任何股東大會，大會主席可作出其視為適當的任何安排、規定或限制，以確保會議能安全和有秩序地進行，當中包括但不限於決定休會並定出續會時間、日期及地點、要求與會人士出示身份證明以及禁止攜帶某些物品進入會場。股東亦須遵守會議地點業主所提出的規定或限制。拒絕遵守此等安排、規定或限制的人士，可能被拒諸會場門外。

(c) 於任何股東大會上：

(i) 倘決議案被正式提呈為特別決議案，則不得考慮對其作出任何修訂（更正明顯錯處的修訂除外）；

(ii) 倘決議案被正式提呈為普通決議案，則不得考慮或表決有關的修訂建議或修訂案（更正明顯錯處的修訂除外），除非以下之其中一項發生：

(1) 在提呈此等普通決議案之會議或續會召開之前最少兩個營業日，載有修訂內容及動議意向之書面通知已送達本公司之註冊辦事處；或

(2) 主席全權酌情決定可以考慮或表決有關修訂。

倘主席根據本細則否決任何待審議的決議案的修訂建議，其判決具決定性。

(d) 主席須於會議上採取其視為適當的行動，以促使會議通告所載的事項得到有秩序的審議。主席就有關議程或審議事項而作出的決定（包括下令阻止或驅逐任何股東或其他人士）具決定性，而主席對任何事宜是否屬於此等性質而作的決定亦為決定性。」」

承董事會命
執行董事兼公司秘書
容韻儀

香港，2009年3月31日

附註：

1. 有權出席上述大會及投票之股東可委派一名或多名代表出席及投票，代表毋須為本公司股東。

2. 代表委任表格連同簽署人簽署之授權書或其他授權文件（如有）或由公證人簽署核證之授權書或其他授權文件副本，須於股東周年大會召開前48小時交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓或本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

3. 本公司將於2009年5月14日（星期四）至2009年5月18日（星期一）期間（包括首尾2天在內）暫停辦理股份過戶登記手續。如欲出席股東周年大會並於會上投票及收取建議之末期股息，務請於2009年5月13日（星期三）下午4時正前將所有股份過戶文件連同有關股票，送達本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

4. 有關投票程序之詳情，載於將會寄發予股東之通函（「**通函**」）之「股東周年大會投票程序：常見問題剖釋」一節內。

5. 股東周年大會擬處理之各事項，已載於通函之「大會議事詳情及董事會推薦意見」一節內。

6. 根據上市規則，股東在大會上之投票必須以書面投票方式表決。因此，於股東周年大會上，大會主席將根據本公司之組織章程細則第78條行使其權力，以書面投票方式表決本通告所載之各項決議案。於書面投票表決時，每位親身出席（或如股東為公司則其公司代表）或委派代表出席之股東每持有任何類別股份一股將持有一票。

7. 經修訂之組織章程細則以英文文本為準。

*於本通告日期，董事會包括：**主席**－利定昌；**獨立非執行副主席**－鍾逸傑爵士；**獨立非執行董事**－蘇恩深（施敏夫為其替任董事）、胡法光（胡亮明為其替任董事）及葉謀遵博士；**非執行董事**－Hans Michael JEBSEN（李錦榮為其替任董事）、利憲彬（利定昌為其替任董事）、利乾及利德蓉醫生（利定昌為其替任董事）；以及**執行董事**－曾殿科及容韻儀。*

閣下每一票均舉足輕重，無論　閣下親自出席大會與否，均可行使投票權。至於投票問題，於下文逐一解答：

問： 本人是否有權投票？

答： 倘　閣下於2009年5月18日（股東周年大會日期）為希慎興業有限公司股份之註冊持有人，就有權投票。

本公司將於2009年5月14日（星期四）至2009年5月18日（星期一）期間（包括首尾2天在內）暫停辦理股份過戶登記手續。倘　閣下最近曾購買本公司股份，必須於2009年5月13日（星期三）下午4時正前，將有關股票、股份過戶表格或證明　閣下擁有股份之有關憑證送達卓佳標準有限公司。

問： 本人為何事投票？

答： 閣下可就已載於本通函第2至5頁之股東周年大會通告上所載決議案，及第8至9頁之「大會議事詳情及董事會推薦意見」而投票。

問： 本人將如何投票？

答： 1. 親自出席股東周年大會

閣下有權親自出席股東周年大會並於會上投票。如就以公司名義登記之股份投票，有關公司必須已提交簽署妥當之代表委任表格或公司代表授權文件予本公司。

2. 委派代表代投

倘　閣下不擬出席股東周年大會，可委派代表按下列其中一種方法代表　閣下投票。**閣下之委任代表必須按　閣下於代表委任表格上之指示投票：**

(a) 閣下可授權本公司主席按代表委任表格行使　閣下名下股份之投票權。請註明　閣下之投票意向。

(b) 閣下可委任其他人士出席股東周年大會及代表　閣下投票。請於代表委任表格上有關空格內填上　閣下所委任人士之名稱，以及註明　閣下之投票意向。委任代表毋須為本公司股東。

問： 本人何時交回代表委任表格？

答： 填妥的代表委任表格**正本**連同簽署人簽署之授權書或其他授權文件（如有）或由公證人簽署核證之授權書或其他授權文件副本，**最遲須於股東周年大會或其任何續會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，或本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓**，方為有效。以電子方式或任何其他數據傳輸方式交回之代表委任表格將不獲接納。

股東周年大會投票程序：常見問題剖釋

問： 誰人行使本人之股份投票權，及本人交回代表委任表格後，彼等將如何投票？

答： 填妥及交回代表委任表格後， 閣下即授權代表委任表格上指明之委任代表出席股東周年大會及代表 閣下投票。代表 閣下股份之委任代表，必須按 閣下於代表委任表格上之指示投票。倘 閣下填妥及交回代表委任表格，但並無註明投票意向，則 閣下之委任代表將可酌情投票。

問： 本人可否撤銷委任代表或投票指示？

答： 填妥及交回代表委任表格後， 閣下仍可親自出席股東周年大會並於會上投票。因此，如 閣下出席股東周年大會，此表示 閣下撤回委任代表之授權。

問： 股東周年大會上將如何進行投票？

答： 根據上市規則，所有在股東周年大會上之表決須以書面投票方式進行。因此，股東周年大會主席將提出以書面投票方式表決股東周年大會通告所載的所有決議案。

問： 書面投票方式表決的程序是怎樣的？

答： 就以書面投票而言，每位親身出席（或如股東為公司則其公司代表）或委任代表出席之股東每持有一股將可投一票。所有出席股東周年大會之股東、公司代表或委任代表在股東周年大會上登記時會獲派發投票表格。決議案會列印於投票表格上。 閣下可按名下所持股份數目就每項決議案投贊成或反對票。股份過戶登記處將於投票程序完成後收集投票表格。投票結果將於股東周年大會當日股票市場收市後登載於本公司網站及聯交所發放發行人資訊的專用網站。

問： 本人可向誰提出諮詢？

答： 閣下如對股東周年大會有任何疑問，請致電2895-5777與希慎之法律及公司秘書部聯絡。

第1項決議案—接納2008年年度財務報表

經審核財務報表全文連同有關董事會報告及核數師報告，載於2008年年報第78至124頁、第59至65頁及第77頁。

經審核財務報表已由審核委員會審閱。審核委員會報告載於2008年年報第73至74頁。

第2項決議案—宣布派發末期股息

董事會建議派發截至2008年12月31日止年度末期股息每股54港仙。待第2項決議案獲得通過後，末期股息將約於2009年6月9日以現金派發予於2009年5月18日名列股東名冊之股東，並附有以股代息選擇。

載有以股代息詳情之通函以及選擇表格將約於2009年5月20日寄發予股東。

本公司將於2009年5月14日（星期四）至2009年5月18日（星期一）期間（包括首尾2天在內）暫停辦理股份過戶登記手續。如欲出席股東周年大會並於會上投票及收取建議之末期股息，務請於2009年5月13日（星期三）下午4時正前將所有股份過戶文件連同有關股票，送達本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

第3項決議案—重選董事

根據本公司之組織章程細則第114條，於每屆股東周年大會上，董事會之三分之一當時任期最長者（或適用法例規定之其他數目）須輪值退任並可膺選連任，如適用之數目非整數則向上調整。因此，葉謀遵、胡法光、Hans Michael JEBSEN及利德蓉將於應屆股東周年大會上退任並膺選連任。彼等之重選建議將以獨立的決議案提呈。

將會退任及願意膺選連任之董事的背景資料載列於本通函第10至11頁。

第4項決議案—重聘核數師

審核委員會已向董事會建議及獲取其對此意見之認可，在股東周年大會獲得股東批准後，德勤•關黃陳方會計師行將獲重聘為本公司於2009年之外聘核數師。

第5及6項決議案—發行及購回股份的一般授權

本公司於2008年5月14日舉行之上屆股東周年大會上，遵照公司條例第57B條及上市規則的規定授予董事會一般授權，以發行及購回本公司股份。該等一般授權將於股東周年大會結束後失效。因此，於股東周年大會上將提呈數項決議案，以重新取得該等一般授權。有關決議案的概要如下：

- 一項普通決議案（**第5項決議案**）給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內（或決議案所載的較早期間內）配發、發行及處理本公司的額外股份，惟此等股份數目不得超逾本公司於通過決議案日期的已發行股本的20%，倘配發之新股乃全數收取現金者，則不得超逾本公司於通過決議案日期的已發行股本的10%（「**發行授權**」）；及

- 一項普通決議案(**第6項決議案**)給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內(或決議案所載的較早期間內)行使本公司一切權力購回不超逾本公司於通過決議案日期的已發行股本的10%之本公司股份(「**股份購回授權**」)。

上述決議案的全文載於股東周年大會通告內。按照上市規則的規定，本通函第12至14頁載有說明文件，以向　閣下提供有關股份購回授權的必要資料。

本公司的組織章程細則授權董事會配發未發行的股份。根據香港公司條例，公司在發行新股以現金集資時，必須給予其股東優先認購該等股份的機會，惟股東已作出一般或特定批准者除外。上市規則進一步限制將予配發的股份不得超過上市發行人當時已發行股本的20%，不論有關發行是以現金或非現金作價。

董事會留意到市場對發股籌集現金的關注，特別是該等發行的頻密度和集資額。董事會希望達致平衡，在保持商業靈活性之時，亦符合成本效益的方式迅速集資，從而提升公司的業務增長。

因此，董事會根據國際的最佳常規，將有待發行的股本證券分為(i)現金作價(不包括供股及股東周年大會通告所載的其他例外情況)，股東的優先權適用於此情況；及(ii)非現金作價。

將予發行現金集資的股本證券數目(上述例外情況除外)以現有已發行普通股股本的10%為限，這低於上市規則所准許的上限。

本公司未曾根據於過去10年的股東大會授予的發行授權發行任何新股份，惟根據：(i)以股代息計劃；(ii)按本公司的購股權計劃所授出並行使之購股權，則作別論。

董事會謹此聲明，除根據上述以股代息計劃及按購股權計劃所授出並行使發行新股份外，現時無意發行任何本公司股份。

第7項決議案—組織章程細則之修訂

該等組織章程細則之建議修訂與股東大會若干實際安排有關，及將其正式化。修訂的目的是促進會議能順利進行。建議修訂顧及股東人數過多之安排，以確保在主要會議場地不足以容納所有出席之股東的情況下，股東亦能有效地參與會議；就股東對建議的決議案提出修訂作出安排；對主席行使權力確保會議的保安及有秩序地進行引入程序。

董事認為該等組織章程細則之修訂符合本公司及其股東整體之利益，並已尋求獨立法律顧問意見，該等規條遵從香港法律及上市規則要求。這特別事項將被提呈為股東周年大會之特別決議案並須由出席及有權於會上投票之股東以不少於75%的票數通過。

董事會推薦意見

董事會認為，股東周年大會通告內所載關於授予發行授權、股份購回授權及修訂組織章程細則之建議決議案，乃符合本公司及其股東之整體最佳利益。按此，董事會推薦股東投票通過建議之決議案。

擬於股東周年大會上膺選連任之董事資料載列如下：



	獲委任年份	所屬董事會轄下委員會	2008年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
葉謀遵博士 S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D. *獨立非執行董事* 現年：77歲	1979	薪酬檢討委員會及提名委員會成員	140,000 *(附註1)*	265,364股股份 （個人權益）

葉博士為新昌營造集團有限公司之前主席。他曾是香港中旅國際投資有限公司的獨立非執行董事直至2007年7月14日為止。他持有伊利諾大學理學士及哈佛大學理學碩士學位。他於1979年獲委任為本公司非執行董事，並於2001年獲委任為獨立非執行董事。

葉博士就上市規則第3.13(1)至(8)條所載各項因素向董事會作出其獨立性之確認。他與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。

葉博士服務董事會至今已超過9年。董事會相信，「獨立性」關乎判斷與良知。要達致獨立，非執行董事應避免牽涉任何有可能影響他們作出獨立判斷的業務或其他關係。葉博士於本集團內並沒在管理層擔任任何角色。葉博士在任多年，董事會均十分滿意其多年來所提出寶貴的獨立判斷及建議。葉博士正擁有獨立非執行董事應有的特點、誠信、獨立性及經驗。董事會並不知悉有任何情況會影響葉博士作出獨立判斷。

葉博士於2008年收取董事年度袍金100,000港元及作為薪酬檢討委員會及提名委員會成員之年度袍金40,000港元。

除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會轄下委員會	2008年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
胡法光 G.B.S., C.B.E., J.P. *獨立非執行董事* 現年：85歲	1979	薪酬檢討委員會成員	120,000 *(附註1)*	200,000股股份 （法團權益）

胡先生為菱電發展有限公司之名譽主席。他曾是有線寬頻通訊有限公司的獨立非執行董事並已於2007年5月17日舉行的股東週年大會上卸任。他持有上海交通大學理學士學位。他於1979年獲委任為本公司非執行董事及於2008年調任為獨立非執行董事。

胡先生已就上市規則第3.13(1)至(8)條所載各項因素向董事會作出其獨立性之確認。他與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。

胡先生服務董事會至今已超過9年。他於集團內並沒在管理層擔任任何角色。胡先生明確表現其願意作出獨立判斷和一直向本公司提出客觀意見。沒有證據顯示他的服務年資對他的獨立性產生負面影響。董事會對其作為一位獨立非執行董事所需要的特點、誠信、獨立性及經驗均十分滿意。董事會並不知悉有任何情況會影響胡先生作出獨立判斷。

胡先生於2008年收取董事年度袍金100,000港元及作為薪酬檢討委員會成員之年度袍金20,000港元。

除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會轄下委員會	2008年度收取之酬金(港元)	《證券及期貨條例》第XV部所指的股份權益(截至最後實際可行日期)
Hans Michael JEBSEN B.B.S. *非執行董事* 現年：52歲	1994	投資委員會成員	120,000 *(附註1)*	2,492,914股股份 (個人及法團權益) *(附註2)*

Jebsen先生為捷成洋行有限公司之主席及捷成集團在世界各地公司之董事，亦為九龍倉集團有限公司之獨立非執行董事。他於1994年獲委任為本公司非執行董事。

Jebsen先生於2008年收取董事年度袍金100,000港元及作為投資委員會成員之年度袍金20,000港元。

Jebsen先生與本公司董事、高級行政人員、主要股東或控股股東概無任何關係。除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會轄下委員會	2008年度收取之酬金(港元)	《證券及期貨條例》第XV部所指的股份權益(截至最後實際可行日期)
利德蓉醫生 *非執行董事* 現年：69歲	1993	無	100,000 *(附註1)*	1,871,600股股份 (個人權益)

利醫生為牛津大學文學碩士兼醫學系及外科學士。她為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事，於1993年獲委任為本公司非執行董事。

利醫生於2008年收取董事年度袍金100,000港元。

除上述所披露外，利醫生與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。亦概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

附註：

1. 個別董事服務董事會及其轄下委員會之董事袍金，乃獲股東在2005年股東周年大會（於2005年5月10日舉行）批准，並已考慮到擔任董事所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的袍金。董事酬金之詳情載列於2008年年報之「董事薪酬及權益報告」一節及財務報表附註中。除上述披露外，董事於2008年概無收取本集團任何其他報酬。

2. Hans Michael JEBSEN先生持有60,000股屬個人權益及2,432,914股屬法團權益之股份，他在有關公司股東大會上擁有不少於⅓之投票權。

3. 擬於股東周年大會上膺選連任的董事，均無與本公司或其任何附屬公司訂立不可由本集團於一年內終止而毋須支付賠償（法定賠償除外）之服務合約。

此乃上市規則就於本公司股東周年大會上提呈以供本公司股東考慮並酌情通過之股份購回授權決議案而規定刊發之說明文件。上市規則訂明，以聯交所為第一上市場所之公司購回一切證券，須事先以普通決議案授予本公司董事會一般授權以作出該等購回或就指定交易取得特別批准之方式予以批准。本說明文件亦構成公司條例第49BA(3)條所規定之備忘錄。

股本

於最後實際可行日期，本公司之已發行股本為1,041,114,578股，每股面值5港元。

如在股東周年大會舉行前並無發行或購回額外股份，本公司根據股份購回授權，獲准購回本公司股份之數目將最多可達104,111,457股。

股份購回之原因

董事會相信，股份購回授權符合本公司及其股東之最佳利益。

購回股份可提高本公司股份之資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

用於股份購回之資金

本公司在股份購回時，用於股份購回之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於股份購回時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於股份購回而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之股份購回建議，本公司之營運資金或資本與負債比率可能會有重大差別（相對於2008年年報內所載截至2008年12月31日止年度已審核綜合賬目所披露之情況而言）。然而，董事會倘認為股份購回對本公司不時所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該股份購回授權。

股份價格

本通函付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價 *港元*	最低價 *港元*
2008年		
3月	22.65	20.45
4月	24.15	22.00
5月	24.30	22.00
6月	23.50	20.35
7月	22.55	21.00
8月	23.40	20.25
9月	22.90	18.10
10月	20.65	10.02
11月	13.72	10.04
12月	13.54	11.00
2009年		
1月	14.50	11.70
2月	12.66	11.40
3月(直至最後實際可行日期)	13.98	10.50

承諾

董事會已向聯交所作出承諾，在行使股份購回權力時，彼等將根據第6項普通決議案及按照上市規則、公司條例及任何其他適用之香港法例(只要該等規則及法例適用)進行。

目前並無任何董事或(據彼等於作出一切合理查詢後所知)與其有關之聯繫人士有意於股東批准股份購回授權後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士通知彼等目前有意或彼等已承諾不會在公司獲股東批准股份購回授權後，出售本公司股份予本公司。

收購守則帶來之影響

倘按照股份購回授權，本公司行使權力購回公司股份時，令某一位股東佔有本公司有表決權股份比例增加，則就收購守則第26條而言，該項增加將被視作一項收購處理，並可能導致須提出強制性收購之責任。

於最後實際可行日期，利希慎置業有限公司(「**利希慎置業**」)及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本佔約41.60%。根據《證券及期貨條例》規定，Lee Hysan Company Limited作為利希慎置業之控股公司，其於此等股份中亦被視為擁有權益。若董事會根據股份購回授權行使股份購回之全部權力，Lee Hysan Company Limited、利希慎置業及其若干附屬公司於本公司所持股權，將增加至約46.23%。

是項增加將會導致須遵照收購守則第26條提出強制性收購之責任。董事會暫時無意行使股份購回授權而導致其須進行強制收購。

除上文披露者外，董事會概不知悉任何股東或一組一致行動之股東可能因根據股份購回授權作出購回，而須根據收購守則第26條提出強制性收購建議。

本公司股份購回

於本通函之緊接可行日期前6個月，本公司(於聯交所或以外)並沒有購回任何其股份。

本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東周年大會」或「大會」	指本公司謹訂於2009年5月18日中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓5-6號宴會廳舉行之股東周年大會或其任何續會；
「組織章程細則」	指本公司之組織章程細則（經不時修訂）；
「聯繫人士」	具有上市規則所述之涵義；
「核數師」	指本公司當時之核數師；
「董事會」	指董事會或獲董事會正式授權之委員會；
「營業日」	具有上市規則所述之涵義；
「公司條例」	指香港法例第32章公司條例；
「本公司」	指希慎興業有限公司，於香港註冊成立之有限公司；
「關連人士」	具有上市規則所述之涵義；
「控股股東」	具有上市規則所述之涵義；
「董事」	指本公司不時之董事；
「本集團」	指本公司及其附屬公司；
「香港」	指中華人民共和國香港特別行政區；
「港元」	指港幣，香港法定貨幣；
「最後實際可行日期」	指2009年3月27日，為本通函付印前就確定當中所載若干資料之最後實際可行日期；
「上市規則」	指香港聯合交易所有限公司證券上市規則（經不時修訂）；

「股東周年大會通告」　指召開股東周年大會之通告，載列於本通函第2至5頁；

「證券及期貨條例」　指香港法例第571章證券及期貨條例；

「股份」　指本公司每股面值5.00港元之普通股（或因本公司不時之股本分拆或合併而產生之本公司普通股本其他面值）；

「聯交所」　指香港聯合交易所有限公司；

「附屬公司」　指當時為本公司附屬公司（定義見公司條例第2(4)條）之公司；

「主要股東」　具有上市規則所述之涵義；及

「收購守則」　指由證券及期貨事務監察委員會發行之公司收購、合併及股份購回守則。

Contents

1. Overview

2. Our Strategy in Action

3. Our Governance

4. Financial Statements and Valuation


銅鑼灣
Causeway Bay
午炮
Noon Day Gun
中心
Trade Centre
銅鑼灣站
Causeway Bay Station
旅客諮詢(地鐵站內F出口)
Visitor Information (Inside MTR, Exit F)
公園




Hysan 希慎
好好
生活
灣仔區議會文化及
康體事務委員會

2008
Corporate Responsibility Report

Hysan 希慎

"The Good Life", held on 26th October 2008, was a creative fusion of family values, good designs, cutting-edge music and a green attitude. The event, which took place on Hysan Avenue and Sunning Road, aimed to generate positive thoughts at the time when many were affected by the economic environment.

An unprecedented Piu Sik procession in the heart of Causeway Bay was the highlight of the programme. This is a Chinese folk performance with costumed children sitting on stilts. The theme of this modernised Piu Sik was the celebration of the six senses of the human body, represented by eyes, ears, nose, tongue, body and mind.

We hope that "The Good Life" theme can bring home the message that simple things in life should be cherished. Even after the event, the spirit and Chinese name of the programme live on in a major morale-boosting community campaign involving the Hong Kong Council of Social Services, the Community Chest and a number of other charitable groups in 2009.

Contents

Overview

Hysan incorporates its community contributions into its daily business activities. These are complemented by the Company's hands-on involvement in community projects.

As a company that strives to be successful and responsible, Hysan takes pride in incorporating our community contributions into our everyday business activities. A major focus of our Corporate Responsibility Report 2008 is on how we make use of our resources in an effective and sustainable manner.

We mentioned in our main Annual Report that our future northern gateway at 500 Hennessy Road will be aiming for the highest environmental standards. We care about sustainability, however, not just in the future. In the sub-sections on "Energy Conservation" and "Waste Management", we highlight Hysan's present efforts to save resources, both for the Group and for the planet, through our normal business conducts. Sustainability also goes beyond "green" matters. Hysan's Health and Safety drive, including our cooperation on this front with our partners and contractors, are documented in the Corporate Responsibility Report, while the Group's latest on attracting, retaining and developing a strong workforce are recorded in the main Annual Report's "Human Resources" section. Last, but not least, is Hysan's community involvement and giving. The "Community" section reports on the Group taking the lead in a range of meaningful programmes.

For its Corporate Responsibility efforts, Hysan is now included as a constituent member of FTSE4Good, one of the best-known global indicies for socially responsible investment. Hysan is proud to be recognised for its responsible achievements and hope our actions can set an example for others to follow.

Looking ahead, even under the challenging economic climate, we will continue our emphasis to contribute to the society through our daily business activities. We look forward to presenting our readers in the next Corporate Responsibility Report with more information on 500 Hennessy Road and how it plans to reshape Causeway Bay through its sustainable approach. We will also continue to give to the community through projects involving nothing less than our time, expertise and manpower.

Hysan's Corporate Responsibility Policy

Our Policy, based on our corporate values, sets the framework for the way we manage our corporate responsibilities.

Maintain Highest Ethical Standards

We aim to maintain the highest ethical standards in the conduct of our business. We are committed to maintaining the highest standards of corporate governance.

Focus on Health and Safety

Health and safety issues are of fundamental concern to us.

Minimise Environmental Impact

We aim to minimise the impact of our activities on the environment.

Contribute to Communities

We make positive contributions to the communities in which we operate.

Encourage Partners to Set High Standards

We encourage our suppliers and contractors to embrace high standards similar to our own.

Respect Our Staff

We treat our staff with fairness and respect, and maintain a working environment to realise their full potential.

Hysan's Corporate Responsibility Model



Hysan's Corporate Responsibility Model
Contributions Through Normal Business Activities Including
• Environment
• Health & Safety
Giving Through Community Involvement



Environment

Energy Conservation

Waste Management

Serving customers and generating shareholder returns work in tandem with our commitment to sustainability. We continually seek better energy efficiency and consciously reduce and recycle waste.

Energy Conservation

Hysan has been actively taking energy conservation into account in the context of our buildings' full life cycle maintenance programme. By doing so, the Company continues to make progress in its quest to save energy. In 2008, the Company's overall electricity costs were reduced by nine percent as compared to the previous year's figures. In fact, with our better electricity saving hardware in air-conditioning systems, as well as optimisation in lifts, ventilation and illumination operations management, Hysan is estimated to have made significant savings of 8.47 GWh of electricity, (equivalent to 11,786 tonnes of CO_2) since 2005.

In 2009, we will be reviewing the technical viability of upgrading our remaining commercial buildings' air-conditioning systems, and we will also be exploring further technical solutions and operational schedules optimisation for more energy savings.

2008 Performance

less 4.36 GWh of electricity consumed = less 3,627 Tonnes of CO_2 = save 9% on electricity costs

Waste Management

Hysan has been a strong supporter of the Hong Kong Government's Wastewi$e Programme since its inception and was awarded another full set of "Class of Excellence" Wastewi$e labels for all our buildings in 2008. With the help of our supportive tenants and diligent staff members, Hysan's buildings have in fact recycled more than 3.8 million kilogrammes of waste paper and 20,000 kilogrammes of aluminium cans, plastic bottles and clothing, among other items, between 2003 and 2008.

Eco-friendly Cleaning Products

In 2008, Hysan also requested all contractors to use eco-friendly cleaning equipment and products within its portfolio of buildings. This measure ensures that the properties are hygienically maintained by using agents that create less harmful effects for the general environment. We also plan to expand our programme in using recycled products within our facilities.

As a property investment company, Hysan's health and safety risk profile is comparatively low. However, potential injury hazards from manual handling, slips, trips and falls for our frontline staff remain. During the year, Hysan undertook a phased assessment of our safety organisation and other safety-related issues. A range of risk areas were identified and action plans are being developed to attend to them. Improvement areas already addressed within 2008 included better warning signage, enhanced workers' personal protection in terms of training and hardware, and improvement in the provision of safety menus.

The Company is happy to see our work-related injury cases remain at a steady and low level, while efforts are being made to further improve on these figures through enhanced systems and better training.

On the property development front (500 Hennessy Road is Hysan's current project), we continued our drive to ensure partners and contractors achieve high safety standards similar to our own through pre-selection reviews and contractual requirements. Lessons learnt from past accidents involving contractors are incorporated into their safety plans and training. In this way, Hysan together with our partners strive to achieve as safe an environment as possible for all stakeholders. The cooperation between us and our contractor partner, Hsin Chong Construction (Asia) Limited, led to our 500 Hennessy Road project being the winner of three construction safety awards in 2008.

Health & Safety

Health and Safety is a core element of our Corporate Responsibility Policy





Community

Hysan's community involvement philosophy focuses on the importance of being a responsible member of the community, especially for the underprivileged members of our next generation. Hysan's participation in projects and events aims to expand young people's horizons and to promote the message of sustainability.

Hysan is keen to provide a community service platform which consolidates resources and efforts from different parties. Our activities in 2008 clearly demonstrate how we made best use of our platform to provide for those in need, be they near or far.



好好生活



Hysan

"The Good Life" continued where the 2007 "Music in the Green City" left off and turned Hysan Avenue into a spectacular carnival venue for a sun-kissed October afternoon. Skyhigh, a Tin Shui Wai-based creative talent development unit of St. James' Settlement, brought traditional Piu Sik parade from Cheung Chau and crossed it with cutting-edge artistic performances. The creative fusion, which was co-organised by the Wan Chai District Council in celebration of family values and green attitudes, thrilled and uplifted thousands of onlookers.



Other notable Hysan initiatives benefitting local, national and international communities during the year were:

Youth Enhancement Scheme (YES)
The English-speaking life-skills programme for minority and local youngsters welcomed the University of Science and Technology's Business School students as mentors to strengthen the programme.

Art Tour
The performing arts tour was conducted by Chung Ying Theatre Company, the Hong Kong Academy for Performing Arts and Hysan. The event, staged for underprivileged school children, was the 2008 Best Practice Management Project Leadership Award winner.







Hysan Volunteer Team's Kite Making Day
Working with the Hong Kong Youth Arts Foundation, Hysan volunteers, together with our regular volunteer partners from the Jebsen Group, inspired St. James' Settlement children with a session on kite-making and flying.

Sichuan Earthquake-related Sponsorship and Donations
Hysan helped bring a Chung Ying theatrical performance about the earthquake to a number of special education institutions in Hong Kong, encouraging the youngsters to understand civic issues at a heartfelt personal level. Hysan also matched funds donated by staff to earthquake victims within days of the devastation.

Fair Trade Workplace Society (FTWS)
Since we believe that the use of Fair Trade products in workplace settings can help the livelihood of primary producers in different corners of the world, Hysan became a founding member of the Hong Kong-based FTWS.

Photography by Skyhigh Creative Partners and D. C. Creative • Printed on elemental chlorine free paper

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T 852 2895 5777
F 852 2577 5153
www.hysan.com.hk

1. Overview



This section focuses on Hysan's mission, competitive advantages, corporate values and other background information about who we are and what we do. It also highlights our performance in 2008, as well as provides our Chairman's statement on how Hysan is building for the future.

Hysan Today

Mission

To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to our shareholders.

Competitive Advantages

Largest Commercial Landlord
in Causeway Bay, Hong Kong's prime office and retail district

Balanced Portfolio
of superior investment properties

Quality Client Base
with prominent multinational and strong local tenants

Sustainable Income
with high occupancy consistently achieved

Established Asset Enhancement Programme
with track record of adding value

Exceptional Services
with focus on our commercial and residential customers

Strong Balance Sheet
with debts of long maturity and diversified funding sources

Financial Prudence
to keep risk and return in balance

Effective Corporate Governance
with widespread industry recognition achieved

Responsible Business as the Guiding Principle

Hysan aims to be a successful as well as responsible business. We pay attention not only to the results achieved, but also to how we deliver the same. The principle of being a responsible business is at the heart of our Company.

Our Corporate Values


I Take Pride

We foster the highest **business ethics** and **accountability**. At Hysan, we take pride in our work, acknowledge responsibility for our actions and endeavour to complete our tasks in the right way.


I Forge Ahead

Our **thought leadership** applies to all strategic and operational issues in the quest to create innovative solutions through collective insight. We aim to take a **market leadership** position in whatever we do.


I Share and Support

Hysan maintains long-term and mutually beneficial **partnerships** with our shareholders, clients, business partners, employees and the community.


I Care

We take responsibility by **giving back to the community**. This is achieved through everyday business operations as well as active participation in community activities.

Value Creation


Recurring Underlying Profit
HK$ million
1,200
960
720
480
240
0
586
641
755
950
1,066
04 05 06 07 08


Underlying Profit
HK$ million
1,300
1,040
780
520
260
0
609
1,005
1,012
1,158
1,201
04 05 06 07 08


Adjusted Shareholders' Funds
HK$ million
40,000
32,000
24,000
16,000
8,000
0
22,399
27,134
30,729
35,072
34,660
04 05 06 07 08


Recurring Underlying Earnings per Share
HK cents
120
96
72
48
24
0
56.00
60.94
71.60
90.32
102.57
04 05 06 07 08


Dividends per Share
HK cents
80
64
48
32
16
0
40.00
45.00
50.00
60.00
68.00
04 05 06 07 08

Year 2008 in Review

Highlights

- Group turnover up 19.7%
- Recurring Underlying Profit up 12.2%
- Full-year dividends up 13.3%
- Balanced tenant base supports resilience amidst a challenging 2009
- Strong balance sheet underlying our building for the future



Overview of the Group's Financial Performance

TURNOVER	2008 HK$ million	2007 HK$ million	CHANGE HK$ million	CHANGE %
Office	**703**	567	136	+24.0%
Retail	**608**	505	103	+20.4%
Residential	**292**	262	30	+11.5%
Others	**35**	34	1	+2.9%
	1,638	1,368	270	+19.7%

- **Group turnover rose by 19.7%**
- **Office sector revenue saw healthy growth, due mainly to positive rental reversion on renewals**
- **Sales growth helped retail rental rate increases and contributed to turnover rent**

PROFIT INDICATORS	2008 HK$ million	2007 HK$ million	CHANGE HK$ million	CHANGE %
Recurring Underlying Profit	**1,066**	950	116	+12.2%
Underlying Profit	**1,201**	1,158	43	+3.7%
Statutory Profit	**1,594**	3,949	(2,355)	-59.6%

- **Recurring Underlying Profit increased due to higher rental rate and good occupancy, also reflected more prudent financial investment strategy**
- **Underlying Profit change reflected smaller gains from disposal of long-term equity investments during the year**
- **Statutory Profit change reflected the impact of property revaluation**

Recurring Underlying Profit

This is a performance indicator of the Group's core property investment business. It is arrived at by excluding from Underlying Profit gains/losses from disposal of assets, impairment, reversal, recovery and tax provisions for prior year(s).

Underlying Profit

This is arrived at by excluding from Statutory Profit unrealised fair value changes on investment properties and related deferred tax. As a property investor, the Group's results are principally derived from the rental revenues on its investment properties. The inclusion of the unrealised fair value change on investment properties in the consolidated income statement causes an increase in fluctuation in earnings and poses limitation on the use of the unadjusted earning figures, financial ratios, trends and comparison against prior period(s). Besides, deferred tax on such fair value changes has to be provided for despite the fact that no capital gain tax liability will arise in Hong Kong on disposal of the Group's investment properties. Accordingly, both of these two items are excluded in arriving at the Underlying Profit.

Statutory Profit

This is the profit attributable to equity holders of the Company. It is prepared in accordance with Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance.

ASSET VALUE INDICATORS	2008 HK$ million	2007 HK$ million	CHANGE HK$ million	CHANGE %
Total assets	**41,536**	40,890	646	+1.6%
Shareholders' funds	**31,469**	31,652	(183)	-0.6%
Adjusted Shareholders' Funds	**34,660**	35,072	(412)	-1.2%

- **Shareholders' funds reflected contribution from operating results as well as decrease in fair value associated with listed securities portfolio**

Adjusted Shareholders' Funds

This is arrived at by adding back the Group's share of cumulative deferred tax on property revaluation to shareholders' funds figure. Deferred tax on property revaluation has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of properties.

Key Financial Data

PER SHARE DATA	2008	2007	CHANGE %
Earnings per share, based on:			
Recurring Underlying Profit			
Basic (HK cents)	**102.57**	90.32	+13.6%
Diluted (HK cents)	**102.56**	90.27	+13.6%
Underlying Profit			
Basic (HK cents)	**115.56**	110.09	+5.0%
Diluted (HK cents)	**115.55**	110.04	+5.0%
Statutory Profit			
Basic (HK cents)	**153.37**	375.46	-59.2%
Diluted (HK cents)	**153.36**	375.25	-59.1%
Shareholders' returns:			
Dividends per share (HK cents)	**68.00**	60.00	+13.3%
Shareholders' returns per share (HK$)	**(9.11)**	2.42	N/A
Total shareholders' returns per share (HK$)	**0.10**	5.21	-98.1%
Assets value:			
Net assets value per share (HK$)	**30.23**	30.51	-0.9%
Adjusted net assets value per share (HK$)	**33.29**	33.81	-1.5%
Net debt per share (HK$)	**1.96**	2.29	-14.4%

FINANCIAL DATA	2008	2007	CHANGE
Average finance costs	**4.4%**	5.6%	-1.2pp
Net debt to equity	**5.9%**	6.8%	-0.9pp
Net interest coverage (times)	**10.2X**	7.8X	+2.4X
Floating rate debt (% on total debt)	**59.5%**	60.1%	-0.6pp
Average debt maturity	**3.9 years**	4.0 years	N/A
Bank facilities: Capital market issuance	**24.9% : 75.1%**	24.7% : 75.3%	N/A

Non-financial Performance

AREAS	ACCOMPLISHMENTS
Corporate Governance	Continued to be recognised by industry for excellence in corporate governance, including the Diamond Award (Non-Hang Seng Index Category) in the Hong Kong Institute of Certified Public Accountant's Best Corporate Governance Disclosure Awards 2008, and also the Best Corporate Governance Practices in China Award for 2008, as presented by IR Global Rankings.
Corporate Responsibility	Became a constituent member of the FTSE4Good Global Index, one of the best known indices to track responsible business practices around the world.

Chairman's Statement

Overview
Hong Kong maintained steady growth during the first half of 2008 despite growing concerns about the global economy. The second half of the year saw a marked worsening of the global environment, with the international financial system experiencing severe strain in the fourth quarter. Hong Kong's financial markets were adversely affected, with the impact being felt in the real local economy.

Good Operating Performance and Strong Balance Sheet
Against this background, Hysan achieved another year of good operating performance in our core leasing business. The Group's 2008 turnover was HK$1,638 million, an increase of 19.7% from 2007. Office sector turnover growth was 24.0%, while Retail followed closely at 20.4% and Residential at 11.5%.

Recurring Underlying Profit, the key measurement of our core business performance, was HK$1,066 million, up 12.2% from HK$950 million in 2007. This reflected our more prudent financial investment strategy in light of market conditions. Earnings per share based on Recurring Underlying Profit correspondingly rose to HK102.57 cents (2007: HK90.32 cents).

Underlying Profit, which excludes unrealised changes in fair value of investment properties and related deferred tax, was HK$1,201 million (2007: HK$1,158 million). Year 2007 recorded substantial gains derived from the disposal of long-term securities.

Statutory Profit was HK$1,594 million (2007: HK$3,949 million). This reflected the impact of property revaluation.

We maintained a strong balance sheet, with improved net interest coverage (2008: 10.2 times; 2007: 7.8 times) and net debt to equity ratios (2008: 5.9%; 2007: 6.8%) signifying the Group's financial strength.

The external valuation of the Group's investment property portfolio was HK$35,850 million, a slight rise from HK$35,711 million in 2007. Adjusted shareholders' funds were HK$34,660 million (2007: HK$35,072 million).

The Board of Directors recommends the payment of a final dividend of HK54.0 cents per share (2007: HK48.0 cents). Together with the interim dividend of HK14.0 cents per share (2007: HK12.0 cents), there is an aggregate distribution of HK68.0 cents per share, representing a year-on-year increase of 13.3%. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

"Hysan achieved another year of good operating performance in our core leasing business."

Building for the Future

These are challenging times. However, with a strong balance sheet as our platform, we aim to maintain our focus on building the future of our property investment business. Our strengthened management team will enable us to continue to provide high quality products and services to tenants and visitors alike.

We also took further steps to strengthen our internal controls and risk management. These measures are further described elsewhere in this year's Annual Report.

The development of 500 Hennessy Road, the future northern gateway of our community in Causeway Bay, is in good progress. We believe this building will remain competitive for a long time to come. Environmental sustainability, in particular, has been a key focus of our design and planning considerations.

Directors and Staff

I would like to take this opportunity to express my sincere thanks to Pauline Wong, who retired from the Company during the year, having served the Board since 1991. I would also like to thank all our staff members for their dedication and hard work during the year.

Outlook

The global economic outlook will remain negative in 2009, and Hong Kong's real economy is to be further impacted. Hysan will inevitably be affected by the overall environment. However, the longer-term contractual nature of our core leasing business, and our balanced tenant base with no undue dependence on any particular business sector, mean that we should be more resilient during these challenging times.

Peter T.C. LEE
Chairman

Hong Kong, 10 March 2009









2. Our Strategy in Action

This section begins with an overview of Hong Kong's leasing market, leading to a comprehensive look at how we operated in 2008. It provides information on the drivers behind our financial performance, in terms of how we manage our operations, finances, risks, as well as human talent. It also showcases our portfolio, which is instrumental in shaping a unique community in Causeway Bay.

Market Overview

This market report intends to give general background rather than Group-specific information. Views expressed shall not be regarded as providing any advice or recommendation for whatever purpose. For the Group's performance – see "Management's Discussion and Analysis" section.

Hong Kong Economy

In the first half of 2008, the major statistics indicated strong economic growth in Hong Kong. The overall economy, as measured by Gross Domestic Product ("GDP"), increased by 5.8% year-on-year in the first half. During that six-month period, the unemployment rate reached a 10-year low of 3.3% which supported the increasing trend on private consumption.

However, the impact of the global financial crisis started to emerge in the second half of 2008 and became more widespread and apparent in the fourth quarter. In the second quarter of 2008, the growth of GDP began to slow down. The unemployment rate was 4.1% at the end of the year. Even the concern on inflation has subsided as the inflation rate, which once reached 6.3% in July 2008, dropped to 2.1% in December 2008. Due to the reversal in the second half, economic growth for the whole year of 2008 has slowed to 2.5%, compared with 6.4% in 2007.

Gross Domestic Product Year-on-Year Growth


(%)
14
12
10
8
6
4
2
0
-2
-4
4.1
-0.9
3.8
4.7
7.7
12.0
6.6
7.9
6.2
7.1
8.1
6.9
9.0
6.1
6.4
6.7
5.6
6.1
6.7
6.9
7.3
4.3
1.7
-2.5
Q1 Q2 Q3 Q4
03
04
05
06
07
08

Source: Census and Statistics Department

Office

Office take-up amounted to 2.0 million square feet net in the first half of 2008. As the adverse impact of the global financial crisis filtered into Hong Kong, the office market recorded marginally negative take-up (-19,141 square feet) in the second half of 2008. Hence, the full-year net take-up remained at about 2.0 million square feet net, compared with 3.4 million square feet net in 2007.

The total new supply of Grade A offices in core districts remained limited, which, to some extent, negated some of the negative impact of the reduced demand. During 2008, there was only less than 0.2 million square feet net of new Grade A office projects completed in core districts, compared with over 3.5 million square feet in decentralised areas which include Island East, Kowloon West and Kowloon East.

The overall vacancy rate rose to 6.9% in 2008. On the rental of Grade A office, a rise of 20.7% was seen in the first three quarters of 2008, followed by a drop of 11% in the fourth quarter. As a result, the overall average rental rose by 7.4% in the full year of 2008, with Causeway Bay/Wanchai increasing by 13.5%.

	2008	2007
Grade A Office completion (*)	**3,680,432**	3,302,070
Central Grade A Office vacancy rate	**3.8%**	1.6%
Causeway Bay/Wanchai Grade A Office vacancy rate	**2.9%**	2.1%
Overall Grade A Office vacancy rate	**6.9%**	5.1%
Change in overall Grade A Office rents	**+7.4%**	+21.6%
Change in Causeway Bay/Wanchai Grade A Office rents	**+13.5%**	+12.4%

(*) square feet net
Source: Jones Lang LaSalle

Retail

During the first half of 2008, the growth in domestic consumption and tourist arrivals continued the upward trend of the previous year. Retail sales improved by 16% year-on-year in value during the six-month period. The growth of retail sales slowed to 0.8% year-on-year in the fourth quarter of 2008, giving rise to an overall increase of 10.6% throughout the year.

In the tourism market, non-Mainland arrivals registered a drop of 5.9% year-on-year in the second half of 2008. Mainland visitors have become a strong support to the retail sector as they still recorded consecutive increases in arrival numbers throughout the second half of the year. This group of visitors accounted for 57% of the total arrivals in 2008.

For the year, rentals for prime street shops recorded a mild increase of 4.1%, while premium prime shopping centres saw a slight decline of 0.3% in rentals.

	2008	2007
Retail sales by value	**+10.6%**	+12.8%
Total visitor arrivals	**+4.7%**	+11.6%
Mainland visitor arrivals	**+8.9%**	+13.9%
Change in prime street shop rents	**+4.1%**	+17.9%
Change in premium prime shopping centre rents	**-0.3%**	+15.3%

Source: Jones Lang LaSalle, Census and Statistics Department and Hong Kong Tourism Board

Luxury Residential

Similar to the office and retail sectors, the Hong Kong residential leasing market performed satisfactorily in the early part of 2008. After increasing by 10.4% during the first half, overall luxury rents fell 18.7% in the second half of the year. One of the major reasons of the decline was attributable to the reduced demand from expatriates. Overall, luxury rentals decreased by 10.2% in 2008.

The potential supply for luxury units in traditional high-end districts on Hong Kong Island and Kowloon during 2009 is still on the low side, which helps to alleviate some pressure from the reduced demand.

	2008	2007
Change in luxury residential rents	**-10.2%**	+17.6%

Source: Jones Lang LaSalle

Investment Properties Portfolio

1 THE LEE GARDENS
Total Gross Floor Area 902,797 ft²
Number of Floors 53
Parking Spaces 200
Completed 1997

2 LEE GARDENS TWO
Total Gross Floor Area 626,996 ft²
Number of Floors 34
Parking Spaces 176
Completed 1992
Renovation of retail podium 2003

3 SUNNING PLAZA
Total Gross Floor Area 279,717 ft²
Number of Floors 30
Parking Spaces 150
(jointly owned with Sunning Court)
Completed 1982

4 AIA PLAZA
Total Gross Floor Area 139,119 ft²
Number of Floors 25
Completed 1989

5 111 LEIGHTON ROAD
Total Gross Floor Area 79,905 ft²
Number of Floors 24
Completed 1988/Renovated 2004

6 LEE THEATRE PLAZA
Total Gross Floor Area 317,160 ft²
Number of Floors 26
Completed 1994

7 LEIGHTON CENTRE
Total Gross Floor Area 435,008 ft²
Number of Floors 28
Parking Spaces 264
Completed 1977/Renovated 2004

8 ONE HYSAN AVENUE
Total Gross Floor Area 169,019 ft²
Number of Floors 26
Completed 1976/Renovated 2002

9 500 HENNESSY ROAD
Estimated Total Gross Floor Area
Approx. 710,000 ft²
Projected Year of Completion 2011

10 BAMBOO GROVE
Total Gross Floor Area 691,546 ft²
Number of Units 345
Parking Spaces 436
Completed 1985/Renovated 2002

11 SUNNING COURT
Total Gross Floor Area 97,516 ft²
Number of Units 59
Parking Spaces 150
(jointly owned with Sunning Plaza)
Completed 1982/Renovated 2003


CROSS HARBOUR TUNNEL
N
SOGO
HENNESSY ROAD
JARDINE'S BAZAAR
10
Mid-Levels
9
CENTRAL
NORTH POINT
2
1
PERCIVAL STREET
LEE GARDEN ROAD
YUN PING ROAD
TIMES SQUARE
6
4
8
3
HYSAN AVENUE
7
11
5
LEIGHTON ROAD
LEIGHTON ROAD
LEIGHTON ROAD
ABERDEEN TUNNEL
Not to scale



Through decades of development, Hysan has created one of Hong Kong's best known commercial districts in Causeway Bay, home to the efficient offices of multinational corporations, celebrated retail shops, and an eclectic collection of food, beverage and entertainment outlets. Our buildings and our tenants have fashioned a community that is like no other.



THE LEE GARDENS
33 Hysan Avenue, Causeway Bay

The Lee Gardens is the Group's flagship property comprising an office tower, Manulife Plaza, and a high-end shopping centre. The development, close to the MTR Causeway Bay station, enjoys spectacular views of the Harbour and Happy Valley and is home to many international corporations, luxury fashion brands and renowned restaurants.



SUNNING PLAZA
10 Hysan Avenue, Causeway Bay

Designed by the renowned architect I.M. Pei, Sunning Plaza greets tenants and visitors with a spacious entrance and lift lobby. Among its retail tenants are popular food and beverage outlets, which have established the plaza as a hub for relaxation and social recreation.



111 LEIGHTON ROAD
111 Leighton Road, Causeway Bay

Located in a pleasant and quieter area in the heart of Causeway Bay, 111 Leighton Road is an ideal office location for professional and designer firms. The retail shops include some trend-setting stores.



LEIGHTON CENTRE
77 Leighton Road, Causeway Bay

This office and retail complex enjoys close proximity to all forms of public transport. Its central location in the Causeway Bay area makes it a much sought-after location for many professional practices.



BAMBOO GROVE
74–86 Kennedy Road, Mid-Levels

A luxury residential complex in the Mid-Levels, Bamboo Grove commands panoramic views of the harbour and the greenery of the Peak, and is well served by a multitude of public transport. In addition to superb property management services and full club-house and sports facilities, tenants also enjoy personalised resident services that help ensure a comfortable stay.

500 Hennessy Road

Hysan's future northern gateway is now undergoing construction.

500 HENNESSY ROAD
500 Hennessy Road, Causeway Bay



LEE GARDENS TWO
28 Yun Ping Road, Causeway Bay

Lee Gardens Two is an office and retail complex. The complex is conveniently linked to the neighbouring The Lee Gardens and is home to many international corporations, luxury fashion brands, renowned restaurants and a children's concept floor.



AIA PLAZA
18 Hysan Avenue, Causeway Bay

AIA Plaza is a 25-level office and retail complex at the corner of Hysan Avenue. The building boasts a bright and spacious lobby.



LEE THEATRE PLAZA
99 Percival Street, Causeway Bay

Like its predecessor, Lee Theatre, the Lee Theatre Plaza is a Hong Kong landmark, being one of the city's best known shopping and dining complexes, housing many of the world's most famous lifestyle brands and restaurants.



ONE HYSAN AVENUE
1 Hysan Avenue, Causeway Bay

Located at the junction of three busy streets in the heart of Causeway Bay, this office and retail complex enjoys a prime location with a variety of retail facilities in the surrounding area.



SUNNING COURT
8 Hoi Ping Road, Causeway Bay

The Sunning Court is a unique residential tower in the dynamic Causeway Bay area. Located in a pleasant environment with tree-lined streets, and within easy reach of all forms of relaxation and entertainment in the surrounding district, the building provides maximum comfort for its tenants.

Management's Discussion and Analysis

Operations Review

Turnover

The Group's turnover continued to grow and reached HK$1,638 million in 2008 despite the challenging economic environment. Compared to HK$1,368 million last year, this represented an increase of 19.7%. There were good performances across the Group's property portfolio.

Profitability

Recurring Underlying Profit (the key measurement of the Group's core leasing business), arrived at by excluding from Statutory Profit asset value changes, gains from disposal of long-term assets and prior years' tax provision, was HK$1,066 million, up 12.2% from HK$950 million in 2007. The increase was attributable to higher rental rate achieved and good occupancy rate maintained by all leasing sectors during the year. It also reflects our more prudent financial investment strategy in light of the market conditions.

Underlying Profit, arrived at by excluding from Statutory Profit the change in fair value of investment properties and the related deferred tax, was HK$1,201 million, increased by 3.7% from HK$1,158 million in 2007. This reflected smaller gains from disposal of long-term equity investments during the year.

Statutory Profit, prepared in accordance with Hong Kong Financial Reporting Standards, was HK$1,594 million, decreased by 59.6% from HK$3,949 million in 2007. In year 2007, substantial fair value gain of HK$3,131 million was recorded. While the external valuation of the Group's investment property portfolio actually increased to HK$35,850 million as at year-end 2008 (2007: HK$35,711 million), the Group incurred capital expenditures for investment properties during the year. This results in a slight decrease in fair value of HK$212 million recognised in the consolidated income statement.

Key Performance Indicators

While many factors contributed to the Group's business results, turnover growth, occupancy rate and property expenses trend are the key drivers used by the Group's management for assessment of the performance of our core leasing business. The nature of these performance indicators, the way they are measured and their significance to the Group are set out below.

Key Performance Indicators

PERFORMANCE INDICATOR	HOW IT IS MEASURED	SIGNIFICANCE TO THE GROUP
Turnover Growth	– Rental revenue in 2008 compared to that in 2007	– Reflects the combined effect of changes in rental rate and occupancy rate
Occupancy Rate	– Percentage of total area leased to tenants over total lettable area of each sector	– Rental revenue and management fees are directly proportional to occupancy rate – Optimises revenue by balancing occupancy rate and rental level
Property Expenses and as a Percentage on Turnover	– Principally being direct costs associated with daily operations of the Group's property portfolio – Calculated by dividing property expenses by turnover	– Measures the direct costs incurred in managing the Group's property portfolio – An indication of the gross margin of our business

Business Units Review

For management purposes, the leasing activity of the Group is organised into three sectors – office, retail and residential. Each sector has a different tenant base and requires different marketing strategies. The following discusses our portfolio, strategies and performance of each sector.

Office Sector

Description:

Hysan owns and manages 2.1 million gross square feet of high quality office buildings in the core commercial district of Causeway Bay. We offer a range of first class premises with different occupier characteristics, attracting a balanced, broad-based portfolio of tenants. The diversity means no one industry takes up more than 25% of the overall floor area. Hysan's office lease terms are typically for three years, but in some cases up to six to nine years in duration.

2008 Highlights:

- Office sector revenue saw healthy growth of 24.0% to HK$703 million (2007: HK$567 million)
- This was attributable mainly to positive rental reversion on renewals throughout the year. Other contributors included new tenants, as well as the expansion of existing tenants requiring more space
- The portfolio had 97.5% (2007: 96.6%) occupancy at the end of the year

Retail Sector

Description:

Hysan's retail portfolio, approximately 0.9 million gross square feet in size, takes full advantage of its position in Causeway Bay, one of Hong Kong's prime retail areas. The tenants include a variety of retail and leisure outlets, housed in buildings like The Lee Gardens and Lee Gardens Two, with a concentration of high end brands, or Lee Theatre Plaza area, home to lifestyle shops and renowned restaurants. Retail leases normally run for three years, but longer leases may be signed on a case-by-case basis. These leases provide for a fixed monthly rent, with turnover rent in most cases.

2008 Highlights:

- Retail sector revenue grew 20.4% over last year to HK$608 million (2007: HK$505 million)
- Good local consumption growth throughout 2008, even though the growth slowed down somewhat in the second half of the year
- Tourists visiting Hong Kong, especially from Mainland China continued to increase in 2008 which supported the local retail market
- Sales growth in turn helped the rental rate increases and contributed to turnover rent
- Occupancy remained at 97.4% (2007: 97.8%) at the end of the year

Residential Sector

Description:

Our residential portfolio principally comprises of the Bamboo Grove residential development located in Mid-Levels. We offer top quality facilities and personalised services. Residential leases are typically for two years.

2008 Highlights:

- Residential sector revenue increased 11.5% to HK$292 million (2007: HK$262 million)
- Demand for luxury residential properties from expatriates, especially from the financial sector, weakened during the last quarter of the year
- Our residential portfolio recorded a 89.6% (2007: 90.2%) occupancy at the end of the year amid such a challenging environment

Turnover by Sector


2%
18%
43%
37%

Gross Floor Area by Sector
Excluding Property Under Redevelopment


21%
24%
55%

Capital Value by Sector


1%
15%
37%
19%
28%

- Office
- Retail
- Residential
- Property under Redevelopment
- Others

Financial Review

Understanding Financial Statements

To evaluate our ability to generate shareholder returns, we have provided information that focuses on the Group's financial position, performance and changes in financial position through three indispensable components of financial statements. They are:

- **Income Statement** – provides information about the Group's performance;
- **Balance Sheet** – provides information about the Group's financial position; and
- **Cash Flow Statement** – provides information about the Group's change in financial position.

The income statement summarises the Group's performance every financial year. Information about our performance is essential, in particular our profitability and trends, in order to assess potential changes in the economic resources that we are likely to control in the future. It is also useful in forming judgments about the effectiveness with which the Group might employ additional resources. Detailed analysis is set out on pages 22 to 25.

The balance sheet summarises the Group's financial position at every year end. Our financial position is affected by the economic resources we control, our financial structure (debts and equity), our liquidity and solvency, and our capacity to adapt to changes in the environment in which we operate. Broad analysis is set out on pages 26 and 27.

The cash flow statement summarises the Group's change in financial position every financial year. This information is useful in reviewing our operating, investing and financing activities during the reporting year and in providing a basis to assess our ability to generate cash and cash equivalents and our needs to utilise those cash flows. Further analysis is set out on page 28.


INCOME STATEMENT
Turnover
– Property expenses
+ Investment income
+ Other gains and losses
– Administrative expenses
– Finance costs
+ Change in fair value of investment properties
+ Share of results of associates
– Taxation
– Minority interests
= Statutory Profit attributable to Equity Holders
BALANCE SHEET
Assets
Investment properties
Available-for-sale investments
Interests in associates
Accounts receivables
Cash and bank balances
Other assets
Liabilities
Accounts payable
Borrowings
Taxation
Other liabilities
Equity
Share capital
Reserves
Minority interests
CASH FLOW STATEMENT
Operating Activities
Rental received from tenants
Payment to suppliers
Net tax paid
Investing Activities
Payments in respect of investment properties
Interest and dividends received
Receipts from (payment to) overseas projects
Financing Activities
Payment of finance costs
Dividends paid
Additions (repayment) of borrowings
Consideration paid for repurchase of shares
Proceeds on exercise of share options

These three components of the financial statements are interrelated because they reflect different aspects of the same transactions or events. Although each statement provides information that is different from the others, none is likely to serve only a single purpose or provide all the information necessary for particular needs of users. The illustration above shows examples of relationships between the income statement, balance sheet and cash flow statement.

Key Accounting Policies

The turnover and results of the Group are principally derived from leasing of investment properties located in Hong Kong and the aggregate carrying amount of the Group's investment properties accounts for over 85% of the Group's total assets. We believe that the explanation of our accounting treatment for investment properties is valuable to the users to understand our financial statements.

Why the Group's investment properties are measured at fair value?

For the measurement of investment properties, Hong Kong Accounting Standard 40 "Investment Property" permits an entity to choose either the fair value model or the cost model. The chosen measurement model must be applied to all of the entity's investment properties.

- **Fair value model** – Investment property is measured at fair value, and changes in fair value are recognised in the income statement.
- **Cost model** – Investment property is measured at depreciated cost less any accumulated impairment losses. The fair value of the investment property must still be disclosed.


Measurement of Investment Properties
Fair Value Model
Change in fair value recognised in income statement
Cost Model
Depreciated cost less any accumulated impairment losses

The Group has selected the fair value model to measure its investment properties as the fair value model provides useful information about property held for rental, even if there is no immediate intention to sell the property. The economic performance of a property can be regarded as being made up of both rental income earned during the period (net of expenses) and changes in the value of future net rental income. Furthermore, with the passage of time, cost-based measurements become increasingly irrelevant. An aggregation of costs incurred over a long period ago is of questionable relevance.

Any disadvantages in using fair value to measure the Group's investment properties?

Being a property investor, the Group's results are mainly derived from the rental revenues on its investment properties. As the change in fair value on investment properties does not generate cash and is inherently volatile, the inclusion of the unrealised fair value change in the consolidated income statement causes an increase in fluctuation in earnings and poses limitation on the use of the unadjusted earning figures, financial ratios, trends and comparison against prior period(s). Besides, deferred tax on such fair value changes has to be provided for despite the fact that no capital gain tax liability will arise in Hong Kong upon disposal of the Group's investment properties. Accordingly, the change in fair value on investment properties and the related deferred tax are both excluded from Statutory Profit in arriving at other profit indicators given by management, being Underlying Profit and Recurring Underlying Profit.

Why the former Hennessy Centre (currently under redevelopment) has not been transferred out of investment property into property under development for the duration of the redevelopment?

In the past, the Group held the former Hennessy Centre as an investment property to earn rental income. In order to maximise our shareholders' wealth, the former Hennessy Centre is now being redeveloped for continued future use as investment property. The temporary transfer out of investment property into property under development, which will be measured at cost less any impairment losses, for the duration of the redevelopment, would be of little or no benefit to users of the financial statements and potentially confusing the user of our financial statements. Therefore, the former Hennessy Centre remains as in the Group's investment property in the financial statements. This treatment also complied with Hong Kong Accounting Standard 40 "Investment Property".

Condensed Consolidated Income Statement For The Year Ended 31 December 2008

Condensed Consolidated Balance Sheet | Condensed Consolidated Cash Flow Statement

	2008 HK$ million	2007 HK$ million	CHANGE HK$ million	CHANGE %
Turnover	1,638	1,368	270	+19.7
Property expenses	(217)	(208)	(9)	+4.3
Investment income	63	98	(35)	-35.7
Other gains and losses	146	302	(156)	-51.7
Administrative expenses	(134)	(106)	(28)	+26.4
Finance costs	(155)	(175)	20	-11.4
Change in fair value of investment properties	(212)	3,131	(3,343)	N/A
Share of results of associates	590	452	138	+30.5
Taxation				
– current	(264)	(185)	(79)	+42.7
– deferred	263	(560)	823	N/A
Minority interests	(124)	(168)	44	-26.2
Statutory Profit	1,594	3,949	(2,355)	-59.6
Underlying Profit	1,201	1,158	43	+3.7
Recurring Underlying Profit	1,066	950	116	+12.2

Turnover

Turnover comprises principally rental income derived from the Group's investment properties portfolio in Hong Kong and is analysed by sectors as follows:

	2008 HK$ million	2007 HK$ million	CHANGE HK$ million	CHANGE %
Office sector	703	567	136	+24.0
Retail sector	608	505	103	+20.4
Residential sector	292	262	30	+11.5
Others	35	34	1	+2.9
	1,638	1,368	270	+19.7

The Group continued to have good performance across all leasing sectors in which it operated. Detailed analysis of each segment is covered in "Business Units Review" set out on page 19.

Property Expenses

Property expenses are the costs of providing property services directly associated with the daily operations of our investment properties, being primarily related to utilities costs, front-line staff wages, repairs and maintenance, agency fees, government rents and rates, as well as other rent-related expenses.

While the total property expenses increased slightly by HK$9 million or 4.3% to HK$217 million (2007: HK$208 million), such increase is significantly less than the relevant increase in turnover. Property expenses to turnover ratio thus improved from 15.2% to 13.2% against 2007. Our energy efficiency enhancement programme led to continued savings in energy costs.

Investment Income

Investment income of HK$63 million (2007: HK$98 million) mainly comprised dividend and interest income. The decrease reflected a lower interest environment in 2008 and lower dividend income derived from the Group's equity investments.


Caroline Hill Road
加路連山道
Leighton Road
禮頓道

Hysan creates a unique business community with its first-class premises, which satisfy a variety of different tenants' needs.

Other Gains and Losses

Other gains and losses dropped to HK$146 million from HK$302 million in 2007.

The Group manages financial assets held as long-term investments with the aim of balancing their anticipated liquidity position, funding needs, capital gains as well as industry diversification. For these reasons, certain available-for-sale equity investments were disposed of during the year resulting in a realised gain of HK$186 million recognised in the consolidated income statement. The remaining available-for-sale investments portfolio will continue to be held as the Group's long-term investments.

In light of the extreme volatility and uncertainty of the financial markets since September 2008, the Group has adopted a more prudent strategy in its financial investment activities. As at the end of 2008, the Group had no outstanding position on held-for-trading investments. Instead, the Group made investments in short-term government bills and notes, which are the most liquid and secure types of investment to maintain the Group's liquid assets.

The Group has made use of derivatives to manage the volatilities or adjust the appropriate risk profile of our treasury assets and liabilities. As at year-end 2008, all of the outstanding derivatives were related to the hedging of, and are commensurate with, our interest rate and foreign exchange exposures.

Administrative Expenses

Administrative expenses increased to HK$134 million from HK$106 million in 2007, which was principally due to higher staff costs as a result of the Group's efforts to strengthen our management team.

Finance Costs

In a lower interest rate environment, the Group's finance costs dropped by 11.4% to HK$155 million (2007: HK$175 million). In the current year, the Group's average finance costs dropped to 4.4% from 5.6% in 2007. Further discussion of the Group's financial policy, including debt and interest rate management, are set out in the "Financial Policy" section.

Change in Fair Value of Investment Properties

The global financial crisis hit Hong Kong's property market hard, especially in the last quarter of 2008, which led to an adverse movement in fair value of the Group's investment properties. Excluding other movements in investment properties (such as additions and transfer to property, plant and equipment), fair value loss of HK$212 million (2007: fair value gain of HK$3,131 million) on revaluation of the Group's investment properties was recognised in the consolidated income statement during the year.

Share of Results of Associates

The Group's share of results of associates improved by 30.5% to HK$590 million (2007: HK$452 million). The increase in the share of results of associates was mainly attributable to the positive rental growth and the favourable movement in fair value of the Shanghai Grand Gateway project, of which the Group owns 24.7%. The 2007 comparative figure also included contribution from Singapore Amaryllis Ville project, of which the Group owns 25.0%. All units in this Singapore residential project were sold as at year-end 2007.

Shanghai Grand Gateway

Excluding the change in fair value of investment properties and the gain on disposal of certain carparks held by the associate, the Group's share of operating results in Shanghai Grand Gateway project increased by 24.5% to HK$137 million (2007: HK$110 million). All the residential units as well as retail and office properties are virtually fully let at year-end 2008.

Under Hong Kong Accounting Standards 40 "Investment Property", properties at Shanghai Grand Gateway have been revalued at fair value by an independent professional valuer. The Group's share of the revaluation gain, net of the corresponding deferred tax thereon, of the associate amounted to HK$412 million (2007: HK$311 million).



Busy Causeway Bay is recognised as one of Hong Kong's prime retail and entertainment areas.

Taxation

Taxation for the year dropped significantly by HK$744 million to HK$1 million (2007: HK$745 million) principally due to the reduction in deferred tax provision arising from the revaluation on investment properties. In addition, the tax effect of a change in the Hong Kong profits tax rate from 17.5% to 16.5% also made the Group's taxation for the year decrease.

As disclosed in the annual and interim reports published in previous years, the Group has over the past few years been in dispute with the Hong Kong Inland Revenue Department ("IRD") on interest deductions made in years of assessment dated back to 1995/96. Taking into consideration professional advice and recent development, the Group has been in discussions with IRD to settle the claims. A formal proposal was submitted to IRD at the end of December 2008 to settle the claims at HK$450 million, inclusive of tax principal, interest and all amount payable. Full provision for such estimated exposure has been made at the balance sheet date, of which HK$31 million and HK$41 million were provided in the first and second half of the year, respectively. Total cash exposure (net of tax reserve certificates already purchased) amounted to HK$268 million will be satisfied out of cash deposits and credit facilities.

The Group expects to settle the claims in the region of such amount within the next few months.


UNIQLO

No other Hong Kong destination offers the round-the-clock world of work, shopping and leisure activities in a single thriving district.


LEE GARDENS TWO

Condensed Consolidated Income Statement

Condensed Consolidated Balance Sheet As At 31 December 2008

Condensed Consolidated Cash Flow Statement

	2008 HK$ million	2007 HK$ million	CHANGE HK$ million	CHANGE %
Investment properties	35,850	35,711	139	+0.4
Available-for-sale investments	1,022	2,479	(1,457)	-58.8
Interests in associates	2,340	1,601	739	+46.2
Time deposits, cash and bank balances	1,015	484	531	+109.7
Held-to-maturity debt securities	700	–	700	N/A
Other assets	609	615	(6)	-1.0
Total assets	41,536	40,890	646	+1.6
Borrowings	3,751	2,861	890	+31.1
Taxation				
– current	351	270	81	+30.0
– deferred	3,648	3,910	(262)	-6.7
Other liabilities	1,076	1,001	75	+7.5
Total liabilities	8,826	8,042	784	+9.7
Net Assets	32,710	32,848	(138)	-0.4
Shareholders' funds	31,469	31,652	(183)	-0.6
Minority interests	1,241	1,196	45	+3.8
Total Equity	32,710	32,848	(138)	-0.4
Adjusted Shareholders' Funds	34,660	35,072	(412)	-1.2

Investment Properties

Under the Hong Kong real estate price adjustment cycle, the Group's investment properties were revalued at HK$35,850 million (2007: HK$35,711 million).

Available-for-Sale Investments

Available-for-sale investments comprised principally equity securities listed in Hong Kong.

In 2008, the Hong Kong stock market experienced significant turmoil, especially in the last quarter of the year, and the Hang Seng Index dropped by 48% during the year. Consistent with the overall Hong Kong stock market trend and as a result of the disposal of certain equity securities, total fair value of the Group's listed securities portfolio, classified as available-for-sale investments, has also been reduced to HK$982 million as at year-end 2008 (2007: HK$2,439 million).

Interests in Associates

Interests in associates had increased by HK$739 million to HK$2,340 million. This mainly represented the Group's share of operating results, change in fair values of investment properties as well as exchange gain on translation in the Shanghai Grand Gateway projects during the year.

Our well-planned community of office buildings creates a green and spacious ambience for multinational and local companies alike.



Time Deposits, Cash and Bank Balances

Time deposits, cash and bank balances amounted to HK$1,015 million as at year-end 2008 (2007: HK$484 million). The increase is principally attributable to funds from new bank loan and issuance of fixed rate notes before the credit market deteriorated in the last quarter of 2008. These new funds prepared the Group to better deal with the possible tightened credit situation in 2009.

Held-to-Maturity Debt Securities

Approximately HK$700 million funds were maintained at government bills and notes at year-end 2008 to preserve the Group's liquidity in this most liquid and secure form of investment.

Borrowings

The carrying amount of the Group's borrowings stood at HK$3,751 million at year-end 2008, an increase from HK$2,861 million as at year-end 2007. The increase is mainly due to US$25.6 million (equivalent to HK$200 million) new bank loan and issuance of HK$565 million fixed rate notes during the year.

Taxation

Provision for taxation (aggregation of current tax and deferred tax) decreased to HK$3,999 million in 2008 (2007: HK$4,180 million), which was principally due to a HK$223 million taxation credit on deferred tax resulting from the change in tax rate. Such decrease was offset by a net increase in current tax of HK$81 million, which was made up of a HK$192 million charge for the year, a prior year tax provision of HK$72 million and a tax payment less refunds of HK$183 million.

Shareholders' Funds

The contribution to shareholders' funds from operating results was largely offset by the decrease in fair value associated with the listed securities portfolio, resulting in a slight decrease in shareholders' funds from HK$31,652 million in 2007 to HK$31,469 million in 2008. Adjusted shareholders' funds were also reduced slightly from HK$35,072 million in 2007 to HK$34,660 million in 2008.

Minority Interests

The rise of HK$45 million in minority interests to HK$1,241 million (2007: HK$1,196 million) was attributable to profit contribution as well as revaluation surplus from Lee Gardens Two.

Condensed Consolidated Cash Flow Statement
For The Year Ended 31 December 2008

	2008 HK$ million	2007 HK$ million	CHANGE HK$ million	CHANGE %
Operating activities				
Cash generated from operations	**1,362**	1,100	262	+23.8
Net tax paid	**(183)**	(140)	(43)	+30.7
	1,179	960	219	+22.8
Investing activities				
Payments in respect of investment properties	**(345)**	(125)	(220)	+176.0
Disposals of available-for-sale investments	**272**	394	(122)	-31.0
Proceeds upon maturity (placement) of principal-protected deposits	**78**	(197)	275	N/A
Interest and dividends received	**60**	87	(27)	-31.0
Receipts from overseas projects	**6**	140	(134)	-95.7
Purchase of property, plant and equipment	**(5)**	(3)	(2)	+66.7
	66	296	(230)	-77.7
Financing activities				
Dividends paid	**(641)**	(497)	(144)	+29.0
Finance costs	**(140)**	(162)	22	-13.6
Increase in borrowings	**765**	–	765	N/A
Proceeds on exercise of share options	**2**	15	(13)	-86.7
Share repurchase	**-**	(513)	513	-100.0
	(14)	(1,157)	1,143	-98.8
Net increase in cash and cash equivalents	**1,231**	99	1,132	+1,143.4

Operating Activities

There was an increase of HK$219 million net cash from operations over the previous year which was in line with the growth in the Group's core business operating results. Tax payments less refund of HK$183 million was also made during the year.

Investing Activities

There was a decrease in net cash from investing activities to HK$66 million (2007: HK$296 million). This principally reflects increased capital expenditure, including the re-development of Hennessy Centre, during the year. Year 2007 also recorded substantial proceeds from disposal, firstly, of available-for-sales investments; and, secondly, of all the remaining units in the Group's Singapore joint-venture residential project.

Financing Activities

Net cash used in financing activities was HK$14 million, a decrease of HK$1,143 million from last year. This was mainly due to new borrowings of HK$765 million, comprising bank loan of HK$200 million and fixed rate notes of HK$565 million issued under the Medium Term Notes Programme. No share repurchase was undertaken during the year.

Beyond Financial Statements

Contingent Liabilities

The Group has underwritten its associates on cash calls to finance working capital requirements. Based on currently available information, management does not anticipate any major call for cash contributions in the foreseeable future.

Capital Expenditure and Management

The Group is committed to enhancing the asset value of our investment property portfolio through selective re-tenanting, refurbishment, repositioning and redevelopment. The Group also has in place a portfolio-wide whole-life cycle maintenance programme as part of its ongoing strategy to pro-actively review and implement maintenance activities.

Total cash outlay of capital expenditure (excluding purchase of plant and equipment) during the review year was HK$345 million. The graph on the right illustrates capital expenditure patterns during the last five years.

Capital Expenditure
HK$ million



400
320
240
160
80
0
104
370
81
125
345
04
05
06
07
08

The Group has an internal control system for scrutinising capital expenditures. Detailed analysis of expected risks and returns is submitted to unit heads, Executive Directors or the Board for consideration and approval, depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally based on net present value, pay back period and internal rate of return from projected cash flow.

At year-end, the Group had HK$3,550 million undrawn committed bank facilities. These facilities, together with the Medium Term Notes Programme, available-for-sale investments and positive cash flows from local and overseas operations, provide adequate financial resources to fund the level of planned capital expenditure, including the Hennessy Centre redevelopment project.

Hennessy Centre Redevelopment

The former Hennessy Centre (at 500 Hennessy Road) redevelopment project will be completed at the end of 2011. Sub-structure works are in progress and the Group has proceeded to awarding the main construction contract. The 36-storey mixed–use office and retail building, with four additional levels of basement, will have a gross floor area of approximately 710,000 square feet. 500 Hennessy Road will be the future northern gateway to Hysan's community in Causeway Bay. It aims to attain the highest international standards in architectural design, including environmental sustainability.

Financial Policy

The global financial markets experienced unprecedented turmoil in 2008. In addition to the volatility in most markets around the world, the supply of credit contracted markedly, which translated into wider credit spreads even to borrowers with good credit ratings. Despite the extensive measures rolled out by governments of major countries, the global financial system remains under stress. Therefore, maintaining sufficient liquidity is the key to ensure financial strength. In the wake of the collapse of some major financial institutions, counterparty risk has also become a highly important issue that requires constant monitoring.

Hysan adheres to a policy of financial prudence. Our objectives are to:

- maintain a strong balance sheet by actively managing debt level and cash flow
- secure diversified funding sources from both banks and capital markets
- minimise refinancing and liquidity risks by attaining healthy debt repayment capacity, maturity profile, and availability of banking facilities with minimum collateral on debt
- manage the exposures arising from adverse market movements in interest rates and foreign exchange through appropriate hedging strategies
- monitor counterparty risks by imposing proper counterparty limits and reduce financial investment risks by holding quality marketable securities

Key Performance Indicators

PERFORMANCE INDICATOR	HOW IT IS MEASURED	SIGNIFICANCE TO THE GROUP
Average Finance Costs	– Interest expenses divided by average borrowing for the year – 2008: 4.4% (2007: 5.6%)	– Our treasury aims to manage and optimise finance costs – HIBOR was generally lower in 2008 as compared to 2007
Bank Facilities: Capital Market Issuance	– The proportion of the borrowings from banks and from capital market relative to the total borrowings – 2008: 24.9% : 75.1% (2007: 24.7% : 75.3%)	– As a measure of diversification of funding sources – No significant change
Average Debt Maturity	– The weighted average of remaining maturity period of the Group's borrowings – 2008: 3.9 years (2007: 4.0 years)	– An indicator of the pressure for refinancing or repaying the existing borrowings in the near term – The average maturity remains broadly the same
Floating Rate Debt (% on Total Debt)	– Debt effectively in floating interest rate divided by total debt – 2008: 59.5% (2007: 60.1%)	– A measure to calculate the percentage of borrowings subject to fluctuation in market interest rates – No significant change
Net Interest Coverage	– Gross profit less administrative expenses before depreciation divided by net interest expenses – 2008: 10.2 times (2007: 7.8 times)	– It represents the Group's financial strength from operating activities to meet its interest payment obligations – Improved ratio reflects higher gross profit and lower average finance cost
Net Debt to Equity	– Borrowings less cash and cash equivalents divided by adjusted shareholders' funds – 2008: 5.9% (2007: 6.8%)	– A benchmark as to the healthy debt level as well as an indicator of the Group's ability to raise further debt – Improvement principally due to lower net debt level

Credit Ratings		
Moody's	– 2008: Baa1 (2007: Baa1)	– Investment-grade ratings unchanged
Standard and Poor's	– 2008: BBB (2007: BBB)	

The Treasury policy manual lays down the acceptable range of operational parameters and gives guidance on the above areas in order to achieve the objective of financial prudence.

Treasury has an overall objective of optimisation of borrowing costs and management of the associated risks: that is, to minimise finance costs subject to the constraints of the operational parameters. The cost of financing was 4.4% for 2008.

Debt Management

During 2008, the credit market in Hong Kong tightened significantly due to the deleveraging activities and shrunken balance sheets of many financial institutions. Therefore, a prudent approach to managing our debt portfolio is particularly crucial. While the Group always strives to lower the borrowing margin, the more important consideration in the current environment is to ensure sufficient available facilities, to diversify the funding sources and to maintain a suitable maturity profile relative to the overall duration of the use of such funds.

The Group managed to secure a total of HK$765 million of new borrowings, comprising a US$25.6 million bank loan and HK$565 million of notes issued from the Medium Term Notes Programme, before the credit market nearly dried up in the fourth quarter of 2008. This new financing is a precautionary measure taken by the Group in case the credit market remains tight or deteriorates further in 2009. The new financing raised will be sufficient to refinance the maturing debts in 2009 amounting to HK$550 million. As at 31 December 2008, the outstanding gross debt of the Group was about HK$3,698 million (2007: HK$2,921 million). All the outstanding borrowings are on an unsecured and committed basis.

In order to diversify our funding sources, the Group has established long-term relationships with a number of local and overseas banks. At present, 10 local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for about 24.9% of the Group's outstanding gross debt. Notes issued from the Medium Term Notes Programme serve as an important source of funding for the Group. The Programme allows the Group to access a broad investor base in the local and international debt capital markets. These markets are more flexible with respect to the longer-tenor debts. For instance, the three notes that the Group issued in 2008 have maturities ranging from 7 to 12 years. As at the end of 2008, about 75.1% of the Group's outstanding gross debts were sourced from the debt capital markets.

Sources of Financing at Year-end
HK$ million


6,000
4,800
3,600
2,400
1,200
0
37.6%
62.4%
53.0%
47.0%
75.3%
24.7%
75.3%
24.7%
75.1%
24.9%
04
05
06
07
08
Capital Market Issuances
Bilateral Bank Loans

The graph on the right shows the percentages of total outstanding gross debts sourced from banks and the debt capital markets in the past five years.

The Group also strives to maintain an appropriate maturity profile and reduce the concentration of debts maturing in the near term. The average maturity of the debt portfolio was about 3.9 years. As at 31 December 2008, only about HK$620 million or 16.8% of the outstanding debts will be due in less than two years. Therefore, there will not be significant refinancing pressure on the Group in the near term, especially when the level of cash and the undrawn committed facilities available to the Group are taken into account.

The debt maturity profile of the Group is as follows:

	2008 HK$ million	2007 HK$ million
Maturing in not exceeding one year	**550**	–
Maturing in more than one year but not exceeding two years	**70**	550
Maturing in more than two years but not exceeding five years	**2,270**	2,140
Maturing in more than five years	**808**	231
Total Gross Debt	**3,698**	2,921

Total gross debt at the end of 2008 was HK$3,698 million, increased by around HK$777 million as compared to 2007.

Liquidity Management

To cope with the tightening credit market, the maintenance of sufficient liquidity is of utmost importance to all businesses. The Group always places great emphasis on liquidity management. Benefited from the strong recurring cash flows from its business, the Group stands in a favourable position to withstand the liquidity crunch. As at 31 December 2008, the Group had cash and bank deposits totalling about HK$1,015 million (2007: HK$484 million). All the deposits are diversified with banks of strong credit ratings and the counterparty risk is monitored on a regular basis.

Apart from bank deposits, the Group also invested in short-term government bills and notes issued by the Hong Kong Monetary Authority and US Treasury, thereby preserving the Group's liquidity in the most liquid and secure form of investment. As at 31 December 2008, the outstanding balance of funds invested in these government bills and notes amounted to about HK$700 million. Additional liquidity reserve is maintained in the form of highly liquid securities listed on The Stock Exchange of Hong Kong. The market value of these securities amounted to HK$982 million as at the end of 2008.

Further liquidity, if needed, is available from the undrawn committed facilities offered by the Group's relationship banks. These facilities, which amounted to HK$3,550 million as at 31 December 2008, essentially allow the Group to obtain the same level of liquidity as holding the equivalent amount of cash.

Interest Rate Management

Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group closely monitors its interest rate exposures. Depending on our medium-term projections of interest rates, an appropriate hedging strategy is adopted to manage the exposure.

Since the second half of 2008, when the economic outlook worsened and inflation pressure subsided, most of the central banks in the advanced economies have introduced strong measures to cut policy rates. In tandem with the slash of the Fed Fund target rate, the 3-month Hong Kong Inter-bank Offered Rate ("HIBOR") has dropped from its yearly peak of 4.44% in October 2008 to 0.95% at the end of 2008. However, the benefit of the rate reduction was partially offset by the widened credit spreads on the new borrowings.

As at 31 December 2008, about 59.5% of the Group's debts were at floating rates that can reap the full benefit of the lower interest rate environment. As a result, the Group's average cost of financing lowered from 5.6% in 2007 to 4.4% in 2008.

The diagram on the right shows the Group's debt levels and average finance costs in the past five years.

Debt Levels and Average Finance Costs
HK$ million



6,000
4,800
3,600
2,400
1,200
0
5,612
5,590
4,375
2,973
2,909
2,524
2,921
2,437
3,698
1,983
3.6%
4.9%
5.6%
4.4%
04
05
06
07
08
Year-end Gross Debt
Year-end Net Debt
(Gross debt less cash and cash equivalents)
Average Finance Costs

Foreign Exchange Management

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$182 million 10-year notes and the US$25.6 million bank loan, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong dollars. On the investment side, US$27 million of held-to-maturity debt securities were denominated in US dollars and the investments have also been fully hedged against foreign exchange exposure. Other foreign exchange exposure relates to our investments in overseas project in Shanghai. These foreign exchange exposures amounted to the equivalent of HK$2,340 million or 5.6% of our total assets.

Use of Derivatives

As at 31 December 2008, all of the outstanding derivatives were related to, and commensurate with, the hedging of interest rate and foreign exchange exposures. The Group has made use of derivatives to manage the volatilities or adjust the appropriate risk profile of our treasury assets and liabilities. To prevent the Group from being exposed to undue risks arising from the use of derivatives, all such transactions have to strictly follow our internal guidelines.

Before entering into any hedging transaction, the Group will ensure that the counterparty possesses strong investment-grade ratings so that the transaction will not expose the Group to undue credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty. The level of the limit is basically in line with the credit quality of the counterparty.

Internal Controls and Risk Management

Responsibility

Our Board of Directors has the overall responsibility to ensure that sound and effective internal controls are maintained, while management is charged with the responsibility to design and implement an internal controls system to manage risks. A sound system of internal controls is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance.


Board of Directors – Independent Risk Control
Board of Directors
Audit Committee
Internal Audit
Management – Risk Management
Chairman
Chief Executive Officer
Business/Unit Heads
- business management
- operations
Executive Director, Finance
- treasury, tax, controlling and accounting
Executive Director and Company Secretary
- compliance
- human resources

Hysan's Internal Controls Model

Our internal controls model is based on that set down by the Committee of Sponsoring Organisations of the U.S. Treadway Commission ("COSO"), and has 5 components, namely Control Environment; Risk Assessment; Control Activities; Information and Communication; and Monitoring. In developing our internal controls model based on the COSO principles, we have taken into consideration our organisation structure and nature of business activities:

- Control Environment – this is very important as it sets the tone for internal controls in a company. Hysan is a tightly-knit organisation with around 500 staff members. The actions of management and its demonstrated commitment to effective governance and control are therefore very transparent to all. We have a strong tradition of good corporate governance and a corporate culture based on good business ethics and accountability. We have in place a formal Code of Ethics which is communicated to all staff (including new recruits). Our "whistle-blowing" system is monitored by an independent third party service provider with direct reporting to Audit Committee Chairman. We aim to build risk awareness and control responsibility into our culture and regard this as the foundation of our internal controls system.

- Control Activities – our core property leasing and management business involves well-established business processes. Control Activities have traditionally been built on senior management reviews, segregation of duties and physical controls. Nonetheless, we recognise that an appropriate level of further formalisation commensurate with the complexity of business processes is beneficial for the continual development of the Group. There is also the general desire to move towards a management style based on systematic and structured control principles. In this light, we conducted an entity-wide exercise to map all key control processes to appropriate objectives. Process owners in business and support units were identified to document the relevant policies and are responsible to ensure controls exist and are in operation. We shall continually review and refine these policies.


Risk Assessment
Identify and analyse risks to achievement of corporate objectives
Determine impact of such identified risks on the achievement of corporate objectives
Determine how each of the other internal controls components, both separately and together, mitigate such risks
Specify Corporate Objectives
Refine corporate objectives based on changes potentially impacting the business
Continuous Improvement
Hysan's Internal controls system:
• is designed to ensure corporate objectives are achieved
• has five components that work together
Examine opportunities for improvement in control effectiveness and efficiency
Determine Effectiveness
Monitoring
• Independent review by Independent Advisor in 2006
• Internal audit function
Information and Communication
Implement and operate information and communication to support internal controls

Summary of Key Developments in 2008

Important developments, from risk management perspective, that took place in 2008 and steps taken by management include:

- In the fourth quarter of the year, the global financial markets experienced unprecedented turmoil. It led to volatility in most markets in the world, as well as contraction in supply of credit.

  We adhered to the principle of financial prudence:
  - We accelerated our financing plans and pre-arranged funding in advance of re-financing due in 2009.
  - We further strengthened our regular review system of counterparty risks as regards banking and investment activities.
  - We adopted prudent financial investment activities and orderly disposed of listed securities held for trading purposes. The proceeds were invested in short-term government bills and bonds, a secure and liquid form of investment.

  (Further details are described in the sections "Management's Discussion and Analysis – Financial Policy" and "Corporate Governance Report – Focus in 2008")

- Worsened economic conditions led to reduced demand in the Hong Kong leasing markets in general, and intensified competition among landlords.
  - We refined our "scenario planning" approach in preparing budget and forecasts, in anticipation of a more challenging economic environment. This will enable us to take appropriate cost management measures in a timely manner in response to any significant changes in budgeted revenue.
  - We started a phased project to review our procurement system to further enhance cost efficiency as well as control effectiveness. Steps have been taken to enhance procurement processes, including contractor selection, contract terms and conditions, appropriate in-sourcing, as well as having in place additional checks-and-balances.
  - In general, we further strengthened our management team, with the view to better understanding and providing solutions to changing tenant needs. Skills in customer relationships management, sales and marketing, as well as property services were further strengthened. Levels of authority were also reviewed following the arrival of new senior staff, balancing effective delegation and control.

- Hennessy Centre re-development
  - Management proceeded to fully develop the design and tendering of the main construction contract. The demolition of the existing structure was completed during the year.
  - Our internal project management team, complemented by specialist advisers, reviewed the tendering process from the risk perspective. Various aspects, including tender award criteria and process; terms and conditions, were covered in this review.
  - The Finance Division is also involved in the tendering process to ensure appropriate checks-and-balances and input from the finance perspective. There is periodic reporting to senior management and the Board.

2008 Review of Internal Controls Effectiveness

The Board is responsible for the Company's system of internal controls and for reviewing its effectiveness. Internal Audit and management conduct reviews of the effectiveness of the Company's system of internal controls. The Audit Committee reviews the findings and opinion of Internal Audit and management on the effectiveness of the Company's system of internal controls at least once each year and reports annually to the Board on such reviews.

In respect of the year ended 31 December 2008, the Board considered the internal controls system effective and adequate. No significant areas of concern which might affect the operational, financial reporting, and compliance functions of the Company were identified.

Way Forward

We recognise that the strengthening of internal controls is a continuing process. We shall continually review our business processes and control activities. Most importantly, an effective internal controls system does not stop at senior management level. We shall further strengthen risks and controls awareness among our staff across the organisation.

Human Resources





Staff briefing session for our results announcement – an example of communication and team work.



Key among our growth priorities is the development of a strong base of leadership. Building a talented organisation is the cornerstone of our human resources strategy to support the ongoing success of our business. As at 31 December 2008, we employed a total of 488 staff, including the head office asset management team and front-line building management team.

To succeed in a very competitive business environment, we truly believe that "people" are our most valuable asset and that they drive our success. We focus on building a talented organisation by attracting, retaining and developing our high-performing employees. Considerable efforts have been made to achieve our people-related objectives.

Attract – Building our talent pool

We have a high commitment to developing our employees to their fullest potential. At the same time, we aim to attract the best talents to work with our team in order to generate innovative insights and to fully capitalise on business opportunities.

We attract talents by providing them with a motivating working environment that fosters open communication, teamwork and creativity. The Hysan values are highly appreciated by employees since they promote the Company's "gold standard" in business ethics and deep respect for each individual.

Due to our unceasing efforts, we have successfully attracted talents from different industries to fill key positions. The wealth of business experience and entrepreneurship of these individuals add new perspectives to our strategies for attaining sustainable growth.

Retain – Aiming for a high performance team

We adopt the principle of "reward for performance" to motivate our employees and recognise their contribution. To cater for the changing needs of our business, we have refined our performance management system to ensure that employee performance is objectively assessed and rewarded. We offer our compensation and benefits at a competitive level to guarantee fairness. Balancing past year's operating results and the anticipated challenging business environment ahead, our 2009 salary review provided salary increments to all staff. Executive Directors, however, will take a salary freeze. By conducting regular market analysis, we implemented upgrades to our benefits during the year and revamped the compensation system to reinforce our performance-driven culture.

Develop – Maximising our employees' potential

We are committed to developing our employees and to maximising their potential, helping them to pursue career paths that match their aspirations. We offer various development opportunities, including classroom training, field visits, challenging projects, on-the-job training and training sponsorship, in order to cater for different development needs of each individual. We will continue to explore different development opportunities and career management processes to encourage our employees to grow with us.

The Way Ahead

Hysan is well equipped to execute our priorities for the future. People development together with collaborative teamwork continue to be our major focus and platform for supporting our growth plan. To achieve our vision of building a talented organisation that is second to none, we will devote all our efforts to developing and retaining the next generation of leadership at Hysan.





Hysan is committed to maintaining the highest standards of corporate governance. Detailed information on our corporate governance structure and practices is set out in four separate reports within this section.

3. Our Governance

Board of Directors and Senior Management

Structure


The Board
Audit Committee
Emoluments Review Committee
Nomination Committee
Investment Committee
Chairman
Chief Executive Officer
Finance
Corporate Services
Property Investment
Property Services
Property Development

Chairman
Peter Ting Chang LEE
J.P. *(I, chairing N)*
(currently acting as Chief Executive Officer)

Independent non-executive Deputy Chairman
Sir David AKERS-JONES
G.B.M., K.B.E., C.M.G., J.P.
(N, chairing A, E)

Independent non-executive Directors
Tom BEHRENS-SORENSEN *(A)*

Fa-kuang HU
G.B.S., C.B.E., J.P. *(E)*

Dr. Geoffrey Meou-tsen YEH
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D. *(E, N)*

Non-executive Directors
Hans Michael JEBSEN
B.B.S. *(I)*

Anthony Hsien Pin LEE
(chairing I)

Chien LEE *(A)*

Dr. Deanna Ruth Tak Yung RUDGARD

Executive Directors
Ricky Tin For TSANG
Executive Director, Finance

Wendy Wen Yee YUNG
Executive Director and Company Secretary

(A) Audit Committee
(E) Emoluments Review Committee
(N) Nomination Committee
(I) Investment Committee

Board of Directors



Peter Ting Chang LEE J.P.

Mr. Lee joined the Board in 1988, became Managing Director in 1999, and Chairman in 2001. Mr. Lee is a non-executive director of Cathay Pacific Airways Limited, CLP Holdings Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk China Limited, and a director of a number of other companies. He is also vice president of the Real Estate Developers Association of Hong Kong. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester and is also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 55.



Sir David AKERS-JONES G.B.M., K.B.E., C.M.G., J.P.

Sir David is Chairman of GAM Hong Kong Limited, Deputy Chairman of CNT Group Limited and a non-executive director of China Everbright International Limited and K. Wah International Holdings Limited. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 81.



Tom BEHRENS-SORENSEN

Mr. Behrens-Sorensen is the Executive Vice President of A.P. Moller-Maersk Group as well as Chairman of Maersk China Limited. He is also the Vice President for the European Chamber of Commerce in China. He has over 20 years of experience with the A.P. Moller-Maersk Group in Asia and Australia. He was appointed as Independent non-executive Director in 2007 and is aged 50.



Fa-kuang HU G.B.S., C.B.E., J.P.

Mr. Hu is Honorary Chairman of Ryoden Development Limited. He was an independent non-executive director of i-CABLE Communications Limited and retired effective from the conclusion of its annual general meeting held on 17 May 2007. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University. He was appointed a Non-executive Director in 1979 and re-designated as Independent non-executive Director in 2008. He is aged 85.



Hans Michael JEBSEN B.B.S.

Mr. Jebsen is Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also an independent non-executive director of The Wharf (Holdings) Limited. He was appointed a Non-executive Director in 1994 and is aged 52.



Anthony Hsien Pin LEE

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also an alternate director of Television Broadcasts Limited. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He was appointed a Non-executive Director in 1994 and is aged 51.

Board of Directors



Chien LEE

Mr. Lee is a private investor and a non-executive director of Swire Pacific Limited and Television Broadcasts Limited and a number of private companies. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed a Non-executive Director in 1988 and is aged 55.



Dr. Deanna Ruth Tak Yung RUDGARD

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. She was appointed a Non-executive Director in 1993 and is aged 69.



Dr. Geoffrey Meou-tsen YEH S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.

Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He was an independent non-executive director of China Travel International Investment Hong Kong Limited until 14 July 2007. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a Non-executive Director in 1979 and as Independent non-executive Director in 2001. He is aged 77.



Ricky Tin For TSANG

Mr. Tsang joined the Group in 2004 and was appointed an Executive Director in 2008. He oversees the areas of financial control and accounting, treasury, corporate finance and institutional investors relations, as well as information technology. He had previously held senior positions in risk management, treasury and financial control with major financial institutions in the United Kingdom and in Hong Kong. Mr. Tsang holds a Master's Degree in Engineering from Oxford University, United Kingdom. He is qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales, and is a Fellow of Hong Kong Institute of Certified Public Accountants. He is also a member of the Association of Corporate Treasurers in the United Kingdom. He is aged 47.



Wendy Wen Yee YUNG

Ms. Yung joined the Group in 1999 and was appointed an Executive Director in 2008. She is responsible for the Group's corporate services including legal and secretarial, human resources and administration, as well as corporate communications. Ms. Yung holds a Master of Arts Degree from Oxford University, United Kingdom and is qualified as a solicitor of the Supreme Court of England and Wales as well as Supreme Court of Hong Kong. She was a partner of an international law firm prior to joining the Group. Ms. Yung is also qualified as a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants. She sits on the Hong Kong Selection Committee of the Rhodes Scholarships, as well as a number of panels of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries respectively. She is aged 47.

Senior Management



From left to right
Jimmy Yiu Cho MAK
Lai Kiu CHAN
Cissy Ching Sze CHAN
Ricky Tin For TSANG
Peter Ting Chang LEE
Wendy Wen Yee YUNG
Clara WONG
Roger Shu Yan HAO

Cissy Ching Sze CHAN *Director, Retail Portfolio and Marketing*
Ms. Chan is responsible for the Group's retail portfolio and related marketing activities. She joined the Group in 2008. Ms. Chan received a Master of Business Administration Degree from the Chinese University of Hong Kong and a Bachelor of Social Science Degree from the University of Hong Kong. She gained substantial general management experience in multinational companies while holding senior positions, with particular expertise in sales and marketing. She is aged 43.

Lai Kiu CHAN *Director, Design and Project*
Ms. Chan oversees the Group's design and project affairs. She joined the Group in 2008. Ms. Chan holds a Doctor of Philosophy Degree in Architecture from the University of Hong Kong. She qualified as a PRC Class 1 Registered Architect, is a Registered Architect of Architects Registration Board of Hong Kong, and is also an Authorised Person (Architect) in Hong Kong. Ms. Chan has received various international and local awards for architectural designs. She is aged 46.

Roger Shu Yan HAO *Group Financial Controller*
Mr. Hao is responsible for the Group's financial and control functions. He joined the Group in 2008. Mr. Hao received a Bachelor's Degree in Business Administration from the Chinese University of Hong Kong, and is a Chartered Accountant with the Institute of Chartered Accountants in England and Wales, a Fellow of the Association of Chartered Certified Accountants and an Associate of the Hong Kong Institute of Certified Public Accountants. Mr. Hao accumulated extensive experience in auditing, financial management and control, while holding senior positions in multinational corporations. He is aged 43.

Jimmy Yiu Cho MAK *General Manager, Property Services*
Mr. Mak, who joined the Group in 2009, oversees the Group's property management services. He holds a Master of Business Administration Degree from The Open University of Hong Kong. He is a Fellow of Chartered Institute of Housing and Hong Kong Institute of Housing. Having been in senior management positions in a number of property companies, Mr. Mak brings to the Group extensive experience in enhancement of property management services in commercial as well as luxury residential properties. He is aged 50.

Clara WONG *Director, Office Portfolio*
Ms. Wong is responsible for the Group's office portfolio. She holds a Master of Science Degree in Finance from National University of Ireland, and a Bachelor of Arts Degree majoring in Economics and Mathematics from Smith College in the United States. Prior to joining the Group in 2008, Ms. Wong gained extensive experience in customer relationship management and business portfolio management through holding a number of senior positions within the banking industry. She is aged 43.

Corporate Governance Report

Responsible Business as the Guiding Priniciple

Hysan aims to be a financially successful as well as responsible business. In our quest to deliver long-term sustainable value to our shareholders, we have to understand the context in which we operate and make decisions that balance the needs of various stakeholders. To our shareholders, this is translated into a commitment to maintaining the highest standards of corporate governance. The cornerstones of our corporate governance practices are accountability, transparency, and integrity.

To us, therefore, good corporate governance is not an exercise in compliance. Nor is this restricted to the Board process. The Board must delegate to other executives, who in turn implement policies across the organisation. It is therefore crucial to reinforce our corporate culture and values, which emphasise good business ethics and responsible behaviour in general.

Statement of Compliance with The Code on Corporate Governance Practices

Hysan meets the requirements of the Code Provisions contained in the Code on Corporate Governance Practices (the "Corporate Governance Code") set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except that its Emoluments Review Committee (established since 1987) has the responsibility for determining executive Director compensation. The Board is of the view that, in light of the current organisational structure and the relatively simple nature of Hysan's business activities, the current arrangements for the Emoluments Review Committee to determine executive Director compensation is appropriate. The Board will continue to review this arrangement in light of the needs of the Group. The Company's Corporate Governance Guidelines provide for separate roles of Chairman and Chief Executive Officer. Peter Ting Chang LEE serves as the Chairman. An open search is currently underway for a new Chief Executive Officer.


Shareholders
Business Partners
Responsible Business
Community
Employees

Exceeded Code Provisions	Best Practices in Corporate Governance in Place at Hysan
✔	The Board first established a formal Corporate Governance Policy* in 2004.
✔	The Board has a designated Senior Independent non-executive Director, Sir David AKERS-JONES (Independent non-executive Deputy Chairman).
✔	The Board has established formal mandates and responsibilities* for itself, with clear division of roles with management.
✔	The Board has established formal criteria and requirements* for non-executive Director appointments. Newly appointed Non-executive Directors are given formal letters of appointment.
✔	Board evaluation: Chairman and Non-executive Directors meet at regularly scheduled sessions without presence of management.
✔	Over one-third of the Board is represented by Independent non-executive Directors.
✔	All Corporate Governance Committees (Audit, Emoluments Review and Nomination) have at least a majority of Independent non-executive Directors. There is a 100% Independent non-executive Director membership for the Emoluments Review Committee. Terms of Reference* of such Committees provide for in-camera meetings without management presence to further encourage objective and independent discussions and assessment.
✔	The Group has a written Code of Ethics* applicable to all staff and Directors. Monitoring of the "whistle-blowing" mechanism has been outsourced to an external independent third party provider to further enhance independence. Such service provider has direct reporting access to the Audit Committee.
✔	The Group has established a Code for Securities Dealing applicable to those employees likely to have access to unpublished price-sensitive information.
✔	The Group has established a Corporate Disclosure Policy* to guide its communications with its stakeholders and determination of price sensitive information in order to ensure consistent and timely disclosure and fulfillment of the Group's continuous disclosure obligations.
✔	The Group has established an Auditor Services Policy* to identify areas of conflicts and prohibits engagement of auditors in such areas to ensure objectivity and independence.
✔	The Group has demonstrated its commitment to transparency in shareholder reporting by publishing a separate Corporate Governance Report since 2001. It also publishes the following reports: (i) Audit Committee Report; (ii) Directors' Remuneration and Interests Report; and (iii) Report on Internal Controls and Risk Management.
✔	The Group has a formal Corporate Responsibility Policy and publishes a separate annual Corporate Responsibility Report.
✔	Since 2004 the Group has operated a new form of annual general meeting ("AGM") that goes beyond discharging of statutory business by including a detailed business review session led by the Chairman.
✔	The Group has initiated and funded a programme inviting major nominee companies to proactively forward communication materials to ultimate beneficial shareholders at its expense.
✔	The Group continually enhances the use of its corporate website as a means of communication with shareholders. Principal corporate governance policies, guidelines, and terms of reference of related committees are posted.

* Detailed policies/terms of reference are available on the Company's website: www.hysan.com.hk.

The Group has early adopted certain changes in requirements of the Listing Rules effective for financial year 2009 and proposed changes set out in recent Stock Exchange consultation conclusions, in pursuant of good governance.

Early Adoption	Best Practices in Corporate Governance in Place at Hysan
✔	The Company has conducted all voting at AGMs by poll since 2004.
✔	The Group published its annual results within 73 days for 2008, well within the proposed change (being 3 months of the end of accounting period).
✔	The Group has a "Qualified Accountant" (as defined under the Listing Rules) throughout 2008. The Audit Committee also reviewed the adequacy of resources, qualification/experience of staff of the Group's accounting and financial reporting function and their training/budget.

Focus in 2008

Further strengthening of our internal controls system was a key focus area in 2008. This was particularly important in light of the global financial markets turmoil during the fourth quarter and the generally worsened local economic conditions. We adhered to the principle of financial prudence and further strengthened our financial and treasury management, budgetary planning and costs control. In particular, we further enhanced our regular review system of the Group's counterparty risks in banking and investment activities. Our management team was further strengthened generally. Further details are set out in the separate "Internal Controls and Risk Management Report".

The Board noted recent incidents in Hong Kong and elsewhere associated with the lack of transparency in the management of business activities, including where some companies had taken steps that stray from their core competencies. There were Board discussions on the general principles. The Board and management unanimously agreed as to the significance of providing timely and accurate information to the full Board. They fully supported the monitoring function of Independent non-executive Directors. These are further described under "The Board" in this report.

In general, we further improved the quality of corporate governance reporting and disclosure generally. In this Annual Report, we aim to provide comprehensive yet user-friendly information on all material matters regarding performance of the Group. We seek to explain the drivers, risks, and strategy behind our financial performance:

- Operations Review (Page 18)
- Financial Policy (Page 30)
- Human Resources (Page 37)

As regards governance-related aspects, enhanced disclosure in internal controls and risk management; executive compensation was made in particular. The relevant reports are:

- Internal Controls and Risk Management (Page 34)
- Directors' Remuneration and Interests Report (Page 66)

We recognise the significance of electronic communications. Detailed information on our governance framework is set out in our corporate website (www.hysan.com.hk).

ESTABLISH THE INFRASTRUCTURE	DISCLOSURE	SHAREHOLDER RIGHTS	WAY FORWARD: MORE THAN A BOARD PROCESS

Board Committees:
- Emoluments Review Committee (1987)
- Audit Committee (1999)
- Nomination Committee (2005)
- Formalised role of Senior Independent non-executive Director (Deputy Chairman) (2007)
- Key Corporate Governance Documents
  - Corporate Governance Guidelines (2004)
  - Code of Ethics (2005)
  - Board of Directors Mandate (2007)
  - Role Requirements of Non-executive Directors (2007)
- Formal Corporate Responsibility Policy (2007)
	- Corporate Governance Report (2001)
	- Audit Committee Report (2003)
	- Directors' Remuneration and Interests Report (2004)
	- Internal Controls and Risk Management Report (2006)
	- Corporate Responsibility Report (2007)
		- New approach to AGMs (2004)
		- Self-funded programme to facilitate transmission of corporate communication materials to ultimate shareholders (2005)
			- Continual corporate social responsibility efforts as an integral part of good corporate governance (admission to FTSE4Good Index, 2008)
			- Company-wide briefing of Code of Ethics and outsourcing of "whistle-blowing" to independent third party (2008)
			- Continual Group-wide reinforcement of corporate values and culture

Evolution of Hysan's Corporate Governance Framework

1. Our Corporate Governance Practices – Governance Model and Framework

Governance Model

Hysan's governance model is based on an effective combination of family ownership and professional management. Our founding shareholding family remains a major shareholder today. We take the view that this element of family ownership can enable managers to take a long-term view in decision-making, balancing the need to produce short-term results or earnings targets. In general, family owners also have a more direct interest in the outcome of decisions made.

This family ownership model is combined with a commitment to apply the principle of meritocracy in human resources management across the Group. Recruitment of professional management staff from outside the controlling shareholder base ensures that a wide net is cast for talent. Appropriate checks-and-balances are also built into our governance structure. These include the designation of a Senior Independent non-executive Director and the establishment of appropriate Board Committees. The roles and responsibilities of the Board, Non-executive Directors, and Board Committees are clearly delineated.



Authority
Delegation through:
• clear policies and procedures
• monitoring
Shareholders
Board
Accountability
Assurance through checks-and-balances:
• monitoring
• reporting

Governance Framework

There are many guidelines, policies, and procedures that support the governance framework at Hysan. The following constitute key components of Hysan's governance framework. They are posted on the Company's website: www.hysan.com.hk:

- Corporate Governance Guidelines
- Board of Directors Mandate
- Roles requirements of Non-executive Directors
- Terms of Reference of various corporate governance-related Board Committees (Audit, Emoluments Review, and Nomination Committees)
- Code of Ethics for Employees
- Auditor Services Policy
- Corporate Disclosure Policy

The Board reviews its corporate governance practices annually.

2. Our Corporate Governance Practices – The Board

Focus in 2008

In addition to extensive discussions on Group leasing strategy, projects, and performance, the Board also focused on the following areas.

Group human talent was an area of attention. There was a general review and refinement of core skill requirements in light of the changing market environment and competition. Regular updates on progress in continually strengthening the Group's human resources were provided to the Board.

The Chairman ensures that the Directors receive accurate, timely and clear information. This was particularly important in light of global financial markets turmoil during the last quarter of the year. Updated information on the Group's counterparty risks in banking/investment activities, and steps taken to manage such risks, was supplied to non-executive Directors in a timely manner. Moving forward, management will further strengthen the provision of regular updates to the Board of our business performance in addition to detailed reports presented in quarterly Board meetings. (Please refer to the separate Internal Controls and Risk Management Report for more details.)

The Board noted recent incidents in Hong Kong and elsewhere associated with the lack of transparency in the management of business activities, including where some companies had at times taken steps that stray from their core competencies. There were Board discussions on the general principles. The Board and management unanimously agreed on the significance of: firstly, the provision of timely and accurate information to the full Board; and secondly, the monitoring function of Independent non-executive Directors to ensure compliance with the disclosure and other legal requirements.

Objectivity of Independent non-executive Directors was further stressed in this light. They have a special contribution as Board members as they offer critical insight into operations. The Board carried out a detailed review of the "independence" of non-executive Directors during the year.

The Board and Management

The roles of the Board and of the management are separate and distinct. The Board's responsibility is, firstly to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of Group's strategic objectives. On the other hand, the responsibility for the day-to-day management of the Group's business activities and the implementation of the Group's policies remains vested in management.

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

These are governed by a formal **Board of Directors Mandate** (Details are available on the Company's website: www.hysan.com.hk) which sets out the key responsibilities of the Board in fulfilling its stewardship roles.

A detailed list of **Matters Reserved For Board Decisions** is in place setting out key matters that are to be retained for full Board decision. These matters include extension of Group activities into new business areas; annual budgets; preliminary announcements of interim and final results; dividends; material banking facilities; material acquisitions and disposals; and connected transactions.

Where applicable, the "materiality" thresholds are set at appropriate levels to ensure proper control while allowing for smooth day-to-day operations to be carried out by management. The schedule is reviewed periodically, at least once a year. It was last formally reviewed by the Board in March 2009.

Four Board meetings were held in 2008 and the meetings were structured to allow open discussion. Details of Directors' Board attendance records are as follow:



"Hysan has always believed in the need to have outside directors... A majority of the public company's first board of directors were from outside the Lee family."

"There has been significant evolution in the role of the outside directors as well. Now, they still bring their world of experience into our board room and these are especially invaluable during discussions on strategies and plans for the future. They are also watchdogs to ensure the strict requirements of the law and regulatory controls are observed. They make our management team much more aware of corporate governance requirements and are more alert to our responsibilities."

— Peter T.C. LEE
Chairman

DIRECTORS	ATTENDANCE/ TOTAL BOARD MEETINGS
Executive	
Peter Ting Chang LEE	4/4
Pauline Wah Ling YU WONG (Stepped down on the conclusion of AGM held in May 2008)	2/2
Ricky Tin For TSANG (Appointed on 1 April 2008)	3/3
Wendy Wen Yee YUNG (Appointed on 1 April 2008)	3/3
Independent Non-executive	
Sir David AKERS-JONES	4/4
Tom BEHRENS-SORENSEN	3/4
Fa-kuang HU	3/4
Dr. Geoffrey Meou-tsen YEH	3/4
Non-executive	
Hans Michael JEBSEN	4/4 *(50% by alternate)*
Anthony Hsien Pin LEE	4/4
Chien LEE	4/4
Dr. Deanna Ruth Tak Yung RUDGARD	4/4

Division of Responsibilities

The Group's corporate governance model aims to effectively combine family control and professional management. In this light, the Board has established a clear specification of duties under our Board structure to ensure a proper division of responsibilities and balance of power.

The Group's Corporate Governance Guidelines provide for separate roles of Chairman and Chief Executive Officer. Peter Ting Chang LEE serves as the Chairman. An open search is currently underway for a Chief Executive Officer.

Sir David AKERS-JONES acts as the Independent non-executive Deputy Chairman of the Board. His role as the Senior Independent non-executive Director is formalised in the Group's Corporate Governance Guidelines. The presence of an Independent non-executive Deputy Chairman is designed to ensure that the Board functions effectively and is independent of management where appropriate.

The Non-executive Directors play a key role in protecting shareholders' interests. They bring an external dimension to the Board, whilst complementing the skills and experience of the executive Directors through their range of knowledge, experience and insight from other sectors.

The principal roles of the Senior Independent non-executive Director and Non-executive Directors are set out below:

SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR

- To be available to shareholders and fellow Directors if they have concerns relating to matters that contact through the normal channels of Chairman and/or Chief Executive Officer has failed to resolve, or for which such contact is inappropriate.
- Our Senior Independent non-executive Director currently chairs two of Hysan's corporate governance-related committees, namely the Audit Committee and the Emoluments Review Committee.

For details, please refer to the Company's Corporate Governance Guidelines at the Company's website: www.hysan.com.hk.

NON-EXECUTIVE DIRECTORS

They have four key roles in addition to those applicable to all Directors:

- Strategy – constructively challenge, hence help develop proposals on strategy
- Performance – scrutinise performance of management in meeting agreed goals and objectives
- Risk – to satisfy themselves about the integrity of financial information and the robustness of controls and systems of risk management
- People – determine appropriate levels of remuneration for Executive Directors and to undertake succession planning

For details, please refer to the Company's Corporate Governance Compliance Report at the Company's website: www.hysan.com.hk.

Balance and Independence

The Board currently comprises of 3 executive and 8 non-executive Directors (including 4 independent non-executive Directors). The Board continually reviews its composition and is actively engaged in succession planning issues for both executive and non-executive roles.

Directors' biographies are set out on pages 41 and 42 and are also available on the Company's website: www.hysan.com.hk.

The Board has established "independence" standards as contained in the Corporate Governance Guidelines. It considers "independence" as a matter of judgment and conscience. A Director is considered independent only where he is free from any business or other relationship that might interfere with the exercise of his independent judgment.

The Board makes a determination concerning the "independence" of a Director each year at the time the Board approves Director nominees for inclusion in the AGM circular. If a Director joins the Board mid-year, the Board makes a determination on the new Director's independence at that time. Currently, the Group has 4 Independent non-executive Directors who are identified in our Annual and Interim Reports and other communications with shareholders.



"The 'independent' and 'non-executive' parts of the title describe my role very well. I am a full member of the Board, but I am not a member of the executive staff of the Company."

"The independent directors look at the company from the outside. We try and see it from the viewpoint of the general shareholding public. We take an independent view of the business operations using our own experience as the basis. The independent directors of Hysan, for example, have a world of experience and are from different walks of life. We can bring much to the Company. We are certainly not cyphers."

— **Sir David AKERS-JONES**
Independent non-executive Deputy Chairman

The Board last carried out a detailed review of director independence in March 2009. It concluded that each of the 4 Independent non-executive Directors is independent and will keep under review whether there are relationships or circumstances which are likely to affect (or could appear to affect) independence.

Dr. Geoffrey Meou-tsen YEH and Mr. Fa-kuang HU will stand for re-election at this year's AGM. While they have served the Board for more than 9 years, they have clearly demonstrated their respective willingness to exercise independent judgment and to provide objective challenges to management. There is no evidence that length of tenure is having an adverse impact on their independence. The Board therefore considers that they remain independent, notwithstanding the length of their respective tenure (Please refer to the accompanying Circular to Shareholders for more details on their respective independence considerations).

INDEPENDENCE STATUS

Name	Management	Independent	Not Independent	March 2009 Review-Reason for Independence Status
Peter Ting Chang LEE	✓			
Sir David AKERS-JONES		✓		No business or other relationships with the Group or management
Tom BEHRENS-SORENSEN		✓		No business or other relationships with the Group or management
Fa-kuang HU		✓		No business or other relationships with the Group or management
Hans Michael JEBSEN			✓	
Anthony Hsien Pin LEE			✓	
Chien LEE			✓	
Dr. Deanna Ruth Tak Yung RUDGARD			✓	
Ricky Tin For TSANG	✓			
Pauline Wah Ling YU WONG (up to May 2008)	✓			
Dr. Geoffrey Meou-tsen YEH		✓		No business or other relationships with the Group or management
Wendy Wen Yee YUNG	✓			

Director Appointments and Re-Election

Requirements

There is a formal, rigorous and transparent procedure for the appointment of new Directors to the Board. The Board has established the Nomination Committee with the responsibility for recommending candidates to the full Board for consideration. The Committee and, in turn, the Board reviews the skill set of the Director candidates as well as the Board as a whole. The Committee met in March 2008 to consider the appointment of 2 new Executive Directors, Ricky Tin For TSANG and Wendy Wen Yee YUNG. Their remuneration where determined by the Emoluments Review Committee (please refer to the separate Directors' Remuneration and Interests Report on pages 66 to 72). There are formalised role requirements for Non-executive Directors who have 4 additional key roles as well as those requirements applicable to all Directors (Details are available on the Company's website: www.hysan.com.hk).

Term

Non-executive Directors are appointed for a term of 3 years. New Directors are required to submit themselves for re-election at the first AGM following their appointment. The Group's Articles of Association contains provisions regarding rotation of Directors so that every Director will be subject to retirement by rotation at least once every 3 years. Retiring Directors are subject to re-election at the general meeting at which he retires. There is no cumulative voting in Directors elections. Election on each candidate is by a separate resolution. Details of the Directors standing for re-election in the forthcoming AGM are set out in the accompanying Circular to Shareholders.

Evaluation

Hysan has in place a process of Board evaluation in the form of meetings between the Chairman and Non-executive Directors without management being present. 3 meetings were held in 2008.

Supply of Information

Supply and access to Information

The Board receives detailed quarterly reports from management in respect of their areas of responsibility. Appropriate key performance indicators are used to facilitate benchmarking and peer group comparison. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. From time to time, the Board also receives presentations, including from non-Board management members, on issues of significance or on new opportunities for the Group. Directors are also kept updated of any material developments from time to time through notifications and circulars giving them the relevant background and explanatory information. Directors also have access to non-Director management staff where appropriate. These ensure that the Board will be given the answers it needs.

Best Corporate Governance Disclosure Awards 2008: Non-Hang Seng Index Category – Diamond Award (top award)

Organised by The Hong Kong Institute of Certified Public Accountants


Best Corporate Governance Disclosure Awards
Judges' Report

Hysan's 2007 annual report "achieved a good balance between the depth and range of information and readability, and it reflected, overall, a high standard of corporate governance, combining family ownership and professional management."

— Judges' Report

Independent Advice

The Board recognises that there may be occasions when one or more Director feel it is necessary to take independent legal and/or financial advice at the Company's expense. There is an agreed procedure to enable them to do so, as laid down in our Corporate Governance Guidelines.

Induction and Update

On their appointment, Directors are advised on the legal and other duties and obligations they have as directors of a listed company. Newly appointed Directors receive a comprehensive induction package designed to provide a general understanding of the Group; its business; operation of the Board and main issues it faces; as well as an overview of the responsibilities of a Non-executive Director of the Group. Discussion sessions with key management personnel will also be held.

Directors are also updated on any developments or changes affecting through notifications circulated to them from time to time where appropriate.

3. Our Corporate Governance Practices – Board Committees

Focus in 2008

The workings of these governance-related Board Committees were further strengthened during the year. The Emoluments Review Committee now has 100% Independent non-executive Director membership. There is a majority of Independent non-executive Directors for the Audit and Nomination Committees. Terms of reference of these Committees were revised to provide for in-camera meetings of Independent non-executive Directors only to further encourage objective and independent discussions and assessment.

In order to provide effective oversight and leadership and pursuant to its Corporate Governance Guidelines, the Board has established 3 governance-related Board Committees. In common with the Board, each Committee has access to independent advice and counsel as required and each is supported by Executive Director and Company Secretary. The terms of reference of these Committees are available on the Company's website.

Audit Committee

Composition and Meetings Schedule

Hysan's Audit Committee is chaired by Sir David AKERS-JONES, Independent non-executive Deputy Chairman. Its other members are Tom BEHRENS-SORENSEN and Chien LEE, with an overall majority of Independent non-executive Directors. All members have experience in reviewing or analysing audited financial statements of public companies or major organisations. The Audit Committee meets no less than twice a year. Meetings are also attended by management by invitation including Executive Director, Finance.

Roles and Authority

Hysan believes that crucial to the effective functioning of an audit committee is a clear appreciation of the separate roles of management, the external auditors and Audit Committee members. Hysan management is responsible for selecting the appropriate accounting policies and the preparation of the financial statements. The external auditors are responsible for auditing and attesting to the Group's financial statements and evaluating the Group's system of internal controls to the extent that they consider necessary to support their audit report. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process.

The Audit Committee also has the responsibility to review the Group's "whistle-blowing" procedures for its employees to raise concerns, in confidence or anonymously, about possible breaches of its Code of Ethics and to ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

Activities and Report in 2008

Full details are set out in the "Audit Committee Report" on pages 73 and 74. 3 meetings were held in 2008 with full attendance for the 2 meetings for considering the Group's annual and interim results.

Emoluments Review Committee

Composition and Meetings Schedule

The Group set up an Emoluments Review Committee in 1987 to review executive Director compensation. The Committee is chaired by Sir David AKERS-JONES, Independent non-executive Deputy Chairman. Its current members are Fa-kuang HU and Dr. Geoffrey Meou-tsen YEH, Independent non-executive Directors. There is a 100% Independent non-executive Director membership. The Committee generally meets at least once every year.

Roles and Authority

Management makes recommendations to the Committee on Hysan's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. No Director nor any of his associates is involved in deciding his own remuneration.

Activities and Report in 2008

Full details are set out in the "Directors' Remuneration and Interests Report" on pages 66 to 72. One meeting was held in March 2008 with full attendance to consider Executive Director compensation.

Nomination Committee

Composition and Meetings Schedule

The Board established a Nomination Committee in 2005. It is chaired by Peter Ting Chang LEE, Chairman of the Board, and its other members are Sir David AKERS-JONES and Dr. Geoffrey Meou-tsen YEH. The Committee has a majority of Independent non-executive Directors. The Committee meets when it is considered necessary.

Roles and Authority

The Committee has the responsibility of nominating for Board approval candidates to fill Board vacancies as and when they arise and of evaluating the balance of skills, knowledge and experience of the Board. It is clearly set out in the terms of reference of the Committee that the Chairman of the Board shall not chair the Committee when it is dealing with the matter of succession of the chairmanship.

Activities and Report in 2008

The Committee met in March 2008 with full attendance to consider the appointment of Ricky Tin For TSANG and Wendy Wen Yee YUNG as new Executive Directors as from 1 April 2008.

4. Our Corporate Governance Practices – Shareholders

Focus in 2008

We are committed to continually enhancing our communication with shareholders. There is currently no requirement in Hong Kong providing for mandatory forwarding of shareholder communication materials by nominee companies to beneficial shareholders. We operate a self-funded programme to proactively forward shareholder communication materials via nominee companies and continue to expand coverage of the same during the year. We noted recent Listing Rules changes, which (subject to legal requirements of the issuer's place of incorporation) provide for deemed shareholder consent to receive shareholder communications via electronic means. While we support the wider use of electronic communications in today's environment, we aim to strike a balance to ensure effective communications with all shareholder segments as far as practicable. We therefore plan to continue our self-funded communication programme for important areas, including Notice of AGM and key information to enable shareholders to vote.

In general, we enhanced the quality of disclosure in our corporate communication materials, including this Annual Report.

The Board and management fully recognise the significance in having a governance framework that protects shareholder rights and their exercise of the same. At the same time, we aim to continually improve our communications with shareholders and obtain their feedback.

Communication with Shareholders

Accountability to Shareholders and Corporate Reporting

Disciplined measurement of our performance is an important aspect of our strategy to achieve long-term success. Reporting financial and non-financial results in a transparent fashion is critical, recognising that we are accountable to our stakeholders. A number of formal communication channels are used to account to shareholders for the performance of the Group. These include the Annual Report and Accounts, Interim Report and Accounts and press releases/announcements.

Hysan has its company website which provides an additional channel for shareholders and other interested parties to access the Group's information. The Group's key corporate governance policies and supporting documents including terms of reference of the various Board Committees as well as the Group's financial reports, press releases and announcements




Hysan


The AGM provides a useful opportunity for the Board to maintain a constructive dialogue with private shareholders.

are available on the website. Since 2006, shareholders are given the option to elect to receive corporate communications by electronic means with their express consent. We continue to review how to better utilise the website for timely disclosure and to enhance transparency.

Constructive Use of AGM

The Board recognises the significance of constructive use of AGMs as a useful means to enter into a dialogue with private shareholders based on mutual understanding of objectives. Individual shareholders can put questions to the Chairman at the general meeting. Board Committee Chairmen, as provided under the respective terms of references, attend AGMs to respond to any shareholder questions on the activities of the Committees.

Since 2004, to enable shareholders to gain a better understanding of our business activities, we have included a "business review" session led by the Chairman in addition to the statutory part of the meeting. Topics covered at the last AGM included: Year 2007 business environment; business activities review and outlook. The Company values the contributions from shareholders in the questions and answers session after the statutory part of the meeting.

Institutional Shareholders

We are committed to maintaining a continuing open dialogue with institutional investors and analysts as a means of developing their understanding of our strategy, operations, management and plans and raising any issues they may have. Executive Director, Finance participates in regular one-on-one meetings and roadshows.

Corporate Disclosure Policy

We recognise the significance of consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about Hysan. The Group's Corporate Disclosure Policy provides guidance for coordinating the disclosure of material information to investors, analysts and media as well as our processes for results announcements. This policy also identifies who may speak on Hysan's behalf, and outlines the responsibility for communications with various stakeholders groups. (Details of the Corporate Disclosure Policy is available at the Company's website: www.hysan.com.hk).

Shareholder Rights

Self-funded Programme to Proactively Forward Shareholder Communication Materials via Nominee Companies

Shareholders must be furnished with sufficient and timely information concerning the Company and any material developments. There is currently no requirement in Hong Kong providing for mandatory forwarding of shareholder communication materials by nominee companies to beneficial shareholders. Since 2005, we have initiated and funded a programme inviting major nominee companies to proactively forward communication materials to shareholders at our expense. Coverage of the programme has more than doubled since inception.

Provision of Sufficient and Timely Information

We recognise the significance of providing information to shareholders to enable them to make an informed assessment in voting. Copies of the Annual Report and financial statements and related papers were dispatched to shareholders at over 30 days prior to the AGM (statutory requirement: 21 days). Comprehensive information on each resolution to be proposed is also provided.

Voting

We recognise shareholders' right in exercising their control proportionate to their equity ownership and support the principle of voting by poll. The Company has conducted all voting at general meetings by poll since 2004. The poll is conducted by the Company's Registrars and scrutinised by the Group's auditors. Procedures for conducting a poll are included in the Circular to Shareholders accompanying the Notice of AGM and again explained to the general meeting prior to the taking of the poll. Poll results are announced and posted on both the Stock Exchange's and the Company's websites.

Relevant Provisions in Articles of Association and Hong Kong Law

Under the Articles of Association of the Company and Hong Kong Companies Ordinance, shareholders holding not less than 5% of the paid up capital of the Company may convene an extraordinary general meeting by requisition stating the objects of the meeting, and depositing the signed requisition at the Company's registered office.

Hong Kong Companies Ordinance also provide for shareholder approval of decisions concerning fundamental corporate changes, including amendments to the Articles of Association, and extraordinary transactions including the transfer of all or a substantial part of a company's assets.

There are no limitations imposed by Hong Kong law or the Articles of Association on the right of non-residents or foreign persons to hold or vote on the Company's shares other than those limitations that would generally apply to all shareholders.

Directors' Report

The Directors submit their report together with the audited financial statements for the year ended 31 December 2008, which were approved by the Board of Directors (the "Board") on 10 March 2009.

Principal Activities

The principal activities of the Group continued throughout 2008 to be property investment, management and development. Details of the Group's principal subsidiaries and associates as at 31 December 2008 are set out in notes 17 and 18 respectively to the financial statements.

The turnover and results of the Group are principally derived from leasing of investment properties located in Hong Kong; accordingly, no segment financial analysis is provided. A detailed review of the development of the business of the Group during the year, and likely future developments, is set out in Chairman's Statement and Management's Discussion and Analysis of this Annual Report.

Results and Appropriations

The results of the Group for the year ended 31 December 2008 are set out in the consolidated income statement on page 78.

An interim dividend of HK14 cents per share, amounting to HK$146 million, was paid to shareholders during the year.

The Board recommends the payment of a final dividend of HK54 cents per share with a scrip alternative to the shareholders on the register of members on 18 May 2009, absorbing HK$562 million. The ordinary dividends proposed and paid in respect of the full year 2008 will absorb HK$708 million, the balance of the profit will be retained.

Reserves

Movements during the year in the reserves of the Group and the Company are set out in the consolidated statement of changes in equity on pages 82 and 83 and note 32 to the financial statements respectively.

Investment Properties

All of the Group's investment properties were revalued by an independent professional valuer as at 31 December 2008 using the fair value model. Details of movements during the year in the investment properties of the Group are set out in note 14 to the financial statements.

Details of the major investment properties of the Group as at 31 December 2008 are set out in the section under Schedule of Principal Properties of this Annual Report.

Property, Plant and Equipment

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 15 to the financial statements.

Share Capital

Details of movements in the share capital of the Company during the year are set out in note 31 to the financial statements.

Corporate Governance

The Company is committed to maintaining a high standard of corporate governance and, save as otherwise stated and explained in the Corporate Governance Report, has complied throughout the year with the code provisions of the Code on Corporate Governance Practice (the "Corporate Governance Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Further information on the Company's corporate governance practices is set out in the following separate reports:

(a) "Corporate Governance Report" (pages 44 to 58) – it gives detailed information on the Company's compliance with the Corporate Governance Code, and adoption of local and international best practices;

(b) "Directors' Remuneration and Interests Report" (pages 66 to 72) – it gives detailed information of Directors' remuneration and interests (including information on Director's compensation, service contracts, Directors' interests in shares; contracts and competing business);

(c) "Audit Committee Report" (pages 73 and 74) – it sets out the terms of reference, work performed and findings of the Audit Committee for the year;

(d) "Internal Controls and Risk Management" (pages 34 to 36) – it sets out the Company's framework on internal controls and risks assessment including control environment, control activities, work done during the year and further steps to be done; and

(e) "Corporate Responsibility Report" – it sets out the Company's Corporate Responsibility Policies and Practices reflecting its commitment to maintaining, a high standard of corporate governance.

The Board

The Board currently comprises Peter Ting Chang LEE (Chairman), Ricky Tin For TSANG (Executive Director, Finance) and Wendy Wen Yee YUNG (Executive Director and Company Secretary) and eight other Non-executive Directors. Sir David AKERS-JONES acts as the Independent non-executive Deputy Chairman, also chairing two corporate governance-related committees, namely, the Audit Committee and the Emoluments Review Committee.

Ricky Tin For TSANG and Wendy Wen Yee YUNG were appointed as Executive Directors effective 1 April 2008.

Pursuant to the Company's Articles of Association, Pauline Wah Ling YU WONG retired from the Board by rotation as from the conclusion of the annual general meeting held on 14 May 2008. She remained as Senior Advisor to the Company until 31 December 2008 when she retired from the Company. Save otherwise mentioned, the Directors whose names and biographies appear on pages 41 and 42 have been Directors of the Company during the year.

Raymond Liang-ming HU, Kam Wing LI, Timothy John SMITH and V-nee YEH (resigned on 20 January 2009) also served as alternate Directors throughout the year.

Under Article 114 of the Company's current Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation. A retiring Director is eligible for re-election.

Particulars of Directors seeking for re-election at the forthcoming annual general meeting ("2009 AGM") are set out in the accompanying circular to shareholders.

The Company has received from each Independent non-executive Director an annual confirmation of his independence as regard each of the factors referred to in Rule 3.13 (1) to (8) of the Listing Rules and the Company considered all of them to be independent.

Directors' Interests in Shares

Details of the interests and short positions of the Directors and alternate Directors in the shares, underlying shares or debentures of the Company and its associated corporations are set out in Directors' Remuneration and Interests Report on pages 66 to 72.

Substantial Shareholders' and Other Persons' Interests in Shares

As at 31 December 2008, the interests or short positions of substantial shareholders and other persons of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance ("SFO"), or as otherwise notified to the Company, were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	Capacity	Number of ordinary shares held	% of the issued share capital *(Note a)*
Lee Hysan Estate Company, Limited	Beneficial owner and interests of controlled corporations	433,130,735 *(Note b)*	41.60
Lee Hysan Company Limited	Interests of controlled corporations	433,130,735 *(Note b)*	41.60
Silchester International Investors Limited	Investment manager	83,513,000	8.02

Notes:

(a) The percentage has been compiled based on the total number of shares of the Company in issue as at 31 December 2008 (i.e. 1,041,114,578 ordinary shares).

(b) These interests represent the same block of shares of the Company. 270,118,724 shares were held by Lee Hysan Estate Company, Limited ("LHE") and 163,012,011 shares were held by certain subsidiaries of LHE. LHE is a wholly-owned subsidiary of Lee Hysan Company Limited.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 31 December 2008.

Related Party Transactions

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 37 to the financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified below.

Continuing Connected Transactions

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under Rule 14A.34 of the Listing Rules during the year. Details of the Transactions required to be disclosed are set out as follows:

I. Lease granted by the Group

(a) The Lee Gardens, 33 Hysan Avenue, Hong Kong ("The Lee Gardens")

The following lease arrangement was entered into by Perfect Win Properties Limited, a wholly-owned subsidiary of the Company and property owner of The Lee Gardens, as landlord, with Oxer Limited ("Oxer") (formerly known as "Bonde Limited"), a company controlled by Michael Tze Hau LEE, former Managing Director of the Company. Details of the lease arrangement are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note a)*
Oxer Limited *(Note b)*	30 August 2007 (Lease and Supplemental Lease)	3 years commencing from 1 July 2007 (for Room 3703) and 35 months commencing from 1 August 2007 (for Room 3704)	Rooms 3703 and 3704 and 1 carparking space	2008: HK$ 1,458,060 2009: HK$ 1,464,144 2010: HK$ 732,072 (on pro-rata basis) *(Note c)*
	6 July 2007 (Carpark Licence Agreement)	34 months commencing from 1 September 2007 (for a carparking space)		

Continuing Connected Transactions continued

I. Lease granted by the Group continued

(b) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company and property owner of Lee Gardens Two, as landlord with the following connected persons:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note a)*
(i) Jebsen and Company Limited *(Note d)*	29 June 2007	3 years commencing from 1 September 2007	Office units on the 28th, 30th and 31st Floors	2008: HK$ 20,582,424 2009: HK$ 20,692,488 2010: HK$ 13,794,992 (on pro-rata basis) *(Note c)*
(ii) Hang Seng Bank Limited *(Note d)*	7 June 2006 *(Note e)*	3 years commencing from 1 October 2006	Shop G13 on the Ground Floor and portion of Lower Ground Floor (Shops 11-12)	2008: HK$ 1,643,808 (on pro-rata basis)
(iii) Hang Seng Bank Limited	15 October 2007 *(Note f)*	72 months commencing from 15 October 2007 (for Shops 2-10 on the Lower Ground Floor) 68 months commencing from 15 February 2008 (for Shop G13A on the Ground Floor and Shops 11-12 on the Lower Ground Floor) *(Note g)*	Shop G13A on the Ground Floor and Shops 2-10 and 11-12 on the Lower Ground Floor	2008: HK$ 10,578,491 2009: HK$ 12,526,488 2010: HK$ 9,866,293 (on pro-rata basis upto 14 October 2010) *(Notes c and h)*
(iv) Pearl Investments (HK) Limited *(Note i)*	23 May 2008 (Lease)	3 years commencing from 15 May 2008	Room 1401C on the 14th Floor	2008: HK$ 1,307,578 (on pro-rata basis for the Lease)
	18 May 2007 (Carpark Licence Agreement and a supplemental letter dated 5 June 2007)	3 years commencing from 1 June 2007	1 carparking space	2009: HK$ 2,049,156 2010: HK$ 2,011,356 (on pro-rata basis for the Carpark Licence Agreement) 2011: HK$ 736,132 (on pro-rata basis for the Lease) *(Note c)*

Continuing Connected Transactions continued

I. Lease granted by the Group continued

(c) Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove")

The following lease arrangement was entered into by Kwong Wan Realty Limited, a wholly-owned subsidiary of the Company and property owner of Bamboo Grove, as landlord, with Atlas Corporate Management Limited ("Atlas"), a wholly-owned subsidiary of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company (holding 41.60% interest). Details of the leases are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note a)*
Atlas Corporate Management Limited	5 January 2006 *(Note j)*	2 years commencing from 16 January 2006	Penthouse 01 on the 29th and 30th Floors and 2 carparking spaces	2008: HK$ 72,494 (on pro-rata basis)

(d) One Hysan Avenue, Causeway Bay, Hong Kong ("One Hysan Avenue")

The following lease arrangements were entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, with Atlas. Details of the leases are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note a)*
(i) Atlas Corporate Management Limited	9 November 2005	3 years commencing from 1 November 2005	Whole of 21st Floor	2008: HK$ 1,169,800 (on pro-rata basis)
(ii) Atlas Corporate Management Limited	14 November 2008 *(Note k)*	3 years commencing from 1 November 2008	Whole of 21st Floor	2008: HK$ 416,598 (on pro-rata basis) 2009: HK$ 2,505,684 2010: HK$ 2,505,684 2011: HK$ 2,088,070 (on pro-rata basis) *(Note c)*

II. Provision of leasing and property management services to a non wholly-owned subsidiary regarding Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of agreement	Terms	Premises	Annual consideration
Barrowgate Limited	25 February 2004 and two Supplemental Appointment Letters of 19 July 2004 and 7 February 2007	3 years commencing from 1 April 2004 (renewed for further 3 years)	Whole premises of Lee Gardens Two	HK$13,004,618 (i) and HK$2,324,977 (ii) *(Note l)*

Continuing Connected Transactions continued

Notes:

(a) The annual considerations are based on current rates of rental, operating charges, (for retail premises) promotional levies and (for carparking spaces) licence fees for each of the relevant financial years. The rental, operating charges, promotional levies and licence fees (as the case may be) are payable monthly in advance.

(b) Oxer was considered a connected person by virtue of its being a company controlled by Mr. Michael Tze Hau LEE, former Managing Director of the Company (until 8 May 2007). It has ceased to be a connected person upon expiry of 12 months, on 8 May 2008.

(c) The monthly operating charges were revised with effect from 1 January 2009 while the rental, promotional levies and licence fees (as the case may be) remained unchanged.

(d) Jebsen and Company Limited ("Jebsen and Company") and Hang Seng Bank Limited ("Hang Seng") are beneficial substantial shareholders of Barrowgate having equity interest of 10% and 24.64% respectively in Barrowgate.

(e) Barrowgate entered into a surrender agreement with Hang Seng on 15 October 2007 whereby Hang Seng agreed to surrender the premises mentioned under I(b)(ii) above with effect from 14 February 2008.

(f) Barrowgate and Hang Seng entered into an agreement for lease dated 15 October 2007. A formal lease agreement and a supplemental deed in respect of the premises mentioned under I(b)(iii) above were entered into between Barrowgate and Hang Seng on 15 February 2008 and 13 May 2008 respectively.

(g) The term of the lease mention under I(b)(iii) exceeds 3 years and according to Listing Rules requirement, an independent financial adviser to the Board was engaged and it formed the view that the term of this lease with duration longer than 3 years was required and it was normal business practice for leases of this type to be of such duration.

(h) The rent for the period from 15 October 2010 to 14 October 2013 will be reviewed at the then prevailing market rent and to be agreed by Barrowgate and Hang Seng.

(i) Pearl Investments (HK) Limited is a connected person by virtue of its being an associate of Mr. Chien LEE, a Non-executive Director of the Company.

(j) This lease expired on 15 January 2008 and was not renewed.

(k) This is a renewal of the lease mentioned under I(d)(i) above.

(l) These represent the actual considerations for the year ended 31 December 2008, calculated on the basis of the fee schedules as prescribed in the respective management agreements.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Announcements were published regarding the Transactions in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the Transactions referred to in section II above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the Transactions be included in the Company's subsequent published annual report for financial years in which the relevant Transactions are subsisting. The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in so far as they are applicable.

Pursuant to Rule 14A.38 of the Listing Rules, the Board engaged the auditor of the Company to perform certain agreed upon procedures in respect of the Transactions of the Group to assist the Directors to evaluate whether the Transactions:

1. have received the approval from the Board;
2. were in accordance with the pricing policies of the Company where the Transactions involve provision of goods and services by the Company;
3. have been entered into in accordance with the agreement governing such Transactions; and
4. have not exceeded the cap stated in the relevant announcements.

The auditor has reported the factual findings on these procedures to the Board that the samples the auditor selected for the Transactions were in agreement in respect of items 1, 3 & 4 above and that according to the samples the auditor selected, in respect of item 2, the rent charged to the connected persons were either the same or fell within the range of rentals offered to independent third parties. All Independent non-executive Directors of the Company have reviewed the Transactions and the report of the auditor and confirmed that the respective contracts and terms of the Transactions are:

1. in the ordinary and usual course of business of the Company;
2. on normal commercial terms; and
3. in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the commercial interests of the Group as a whole.

Interest in Contracts of Significance

The lease arrangement between Barrowgate, a non wholly-owned subsidiary, and Jebsen and Company, of which Hans Michael JEBSEN is a director and shareholder, also constitutes a contract of significance due to the annual consideration of the lease having a percentage ratio of 1.26% from the calculation of the revenue test (the percentage ratios for assets ratio and consideration ratio are 0.05% and 0.16% respectively) as at 31 December 2008. Details of the transaction are set out under I(b)(i) of Continuing Connected Transactions.

Major Customers and Suppliers

During the year, both the aggregate amount of purchases attributable to the Group's 5 largest suppliers and the aggregate amount of turnover attributable to the Group's 5 largest customers were less than 30% of total purchases and turnover of the Group respectively.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required under the Listing Rules.

Donations

During the year, the Group made donations of approximately HK$2 million to charitable and non-profit-making organisations.

Auditor

A resolution for the re-appointment of Messrs. Deloitte Touche Tohmatsu as auditor of the Company is to be proposed at the 2009 AGM.

On behalf of the Board
Peter T.C. LEE
Chairman

Hong Kong, 10 March 2009

Directors' Remuneration and Interests Report

Director Compensation

Emoluments Review Committee

The Board recognises the significance of having in place a transparent and objective process for determining executive Director compensation, particularly in light of the fact that the Company's founding family is a major shareholder. The Emoluments Review Committee was first established in 1987 to review and determine the remuneration of executive Directors.

The Committee is currently chaired by Sir David AKERS-JONES, Independent non-executive Deputy Chairman. Its other members are Fa-kuang HU and Dr. Geoffrey Meou-tsen YEH. It has 100% Independent non-executive Director membership.

Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman or Chief Executive Officer may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

Remuneration Policy

The Group's remuneration policy aims to provide a fair market remuneration in a form and value to attract, retain and motivate high quality staff. At the same time, such awards must be aligned with shareholder interests.

The following principles had been established:

- Remuneration package will consist of several components: (i) fixed part (base salary and benefits); (ii) performance-based (bonus); (iii) long-term incentives (executive share options). The structure will reflect a fair system of reward for all the participants, emphasizing performance.
- Remuneration packages are set at levels to ensure comparability and competitiveness with Hong Kong-based companies competing within a similar talent pool, with particular emphasis on the property industry. Independent professional advice will be sought to supplement internal resources where appropriate.
- The Committee will determine the overall amount of each component of remuneration, taking into account both quantitative and qualitative assessment of performance.
- Remuneration policy and practice will be as transparent as possible.
- Executive Directors will develop a significant personal shareholding pursuant to the executive share options in order to align their interests with those of shareholders.
- Pay and employment conditions elsewhere in the Group will be taken into account, especially in setting annual salary increases.
- The remuneration policy for executive Directors will be reviewed regularly, independently of executive management.

2008 Review

The Committee met in March 2008 to review executive Director compensation packages. It also considered packages for two new executive Directors. Advice of independent advisers was taken in consideration. All members attended the meeting without any executive Director presence. Details are set out in note 7 to the financial statements. The most recent meeting of the Committee held in March 2009 was attended by Sir David AKERS-JONES and Dr. Geoffrey Meou-tsen YEH to review executive Director compensation packages.

Details of Directors' (including individual executive Directors) emoluments and options are set out in notes 7 and 38 respectively to the financial statements.

Non-executive Director emoluments

Director fees are subject to shareholder approval at general meeting. Key elements of our non-executive Director remuneration policy include:

- Remuneration should be sufficient to attract and retain first class non-executive talent.
- Remuneration of non-executive Directors is (subject to shareholder approval) set by the Board and should be proportional to their contribution towards the interests of the Company.
- Remuneration practice should be consistent with recognised best practice standards for non-executive Directors' remuneration.
- Remuneration should be in the form of cash fees, payable annually.
- Non-executive Directors do not receive share options from the Company.

Director Compensation continued

Non-executive Director emoluments continued

Taking into consideration the level of responsibility, experience and abilities required of the Directors, and fees offered for similar positions in comparable companies, the fee structure of Directors (approved at annual general meeting (the "AGM") held on 10 May 2005) is as follows:

	Per annum HK$
Board of Directors	
Chairman	140,000
Deputy Chairman	120,000
Director	100,000
Audit Committee	
Chairman	60,000
Member	30,000
Other Committees	
Chairman	30,000
Member	20,000

The Non-executive Directors received no other compensation from the Group except for the fees disclosed above.

None of the Non-executive Directors receives any pension benefits from the Company, nor do they participate in any bonus or incentive schemes.

The Non-executive Directors (including the Independent non-executive Directors) received fees totalling HK$1,100,000 and the Independent non-executive Deputy Chairman received a total annual fee of HK$230,000 for 2008 (Please refer to note 7 to the financial statements).

Long-term incentives: Share Option Schemes

The Company has granted options under 2 executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Chairman or the Managing Director may make grants to management staff below executive Director level.

Key terms of the share option schemes of the Company are summarised as follows:

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

As at 31 December 2008, shares issuable under options granted under the 1995 scheme was 189,000 representing less than 0.02% of the issued share capital of the Company.

The maximum entitlement of each participant is substantially below the limit set out under the scheme rules (being 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme). For the options granted under the 1995 Scheme currently outstanding, the basis for determining the exercise price is the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration on each grant of option was HK$1 and was paid within 30 days from the date of grant of option, with full payment for exercise price to be made on exercise of the relevant option.

Director Compensation continued

Long-term incentives: Share Option Schemes continued

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme at its AGM held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015 (together with the 1995 Scheme are referred to as the "Schemes").

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Listing Rules, currently being 10% of the shares in issue as at 10 May 2005, the date of the AGM approving the 2005 Scheme (being 104,996,365 shares). Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meeting for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholder approval, being 10,499,636 shares). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration on each grant of option is HK$1 and is required to be paid within 30 days from the date of grant of option, with full payment for exercise price to be made on exercise of the relevant option.

Grant and vesting structures

Grants made prior to 8 March 2005 had a holding period of 2 years and a vesting period of 5 years.

With effect from 8 March 2005, the Board has approved a new grant and vesting structure. Grants will be made on a periodic basis. Vesting period is 3 years in equal proportions. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

Movement of share options

During the year, a total of 903,000 shares options were granted under the 2005 Scheme.

As at 31 December 2008, an aggregate of 1,981,000 shares are issuable for options granted under the Schemes, representing approximately 0.19% of the issued share capital of the Company.

As at the date of this Report, 98,808,765 shares are issuable under the Schemes representing 9.49% of the issued share capital.

Details of options granted, exercised, cancelled/lapsed and outstanding under the Schemes during the year are as follows:

					Changes during the year			
Name	Date of grant	Exercise price HK$	Exercisable period *(Note a)*	Balance as at 1.1.2008	Granted	Exercised	Cancelled/ lapsed	Balance as at 31.12.2008
1995 Scheme								
Executive Directors								
Ricky Tin For TSANG *(Note b)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	120,000	–	(40,000) *(Note j)*	–	80,000
Wendy Wen Yee YUNG *(Note b)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	96,000	–	–	–	96,000
Eligible employees *(Note c)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	87,667	–	(74,667) *(Note k)*	–	13,000

Director Compensation continued
Long-term incentives: Share Option Schemes continued
Movement of share options continued

Name	Date of grant	Exercise price HK$	Exercisable period *(Note a)*	Balance as at 1.1.2008	Changes during the year: Granted	Changes during the year: Exercised	Changes during the year: Cancelled/ lapsed	Balance as at 31.12.2008
2005 Scheme								
Executive Directors								
Peter Ting Chang LEE	6.3.2007	21.380	6.3.2007 – 5.3.2017	235,000	–	–	–	235,000
	13.3.2008	21.450 *(Note e)*	13.3.2008 – 12.3.2018	–	260,000	–	–	260,000
Ricky Tin For TSANG *(Note b)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	120,000	–	–	–	120,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960 *(Note f)*	31.3.2008 – 30.3.2018	–	100,000	–	–	100,000
Wendy Wen Yee YUNG *(Note b)*	26.6.2006	20.110	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960 *(Note f)*	31.3.2008 – 30.3.2018	–	100,000	–	–	100,000
Pauline Wah Ling YU WONG *(Note d)*	6.3.2007	21.380	6.3.2007 – 30.6.2009	108,000	–	–	–	108,000
Eligible employees *(Note c)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	99,000	–	–	(32,000) *(Note m)*	67,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	132,000	–	(2,000) *(Note l)*	(57,000) *(Note m)*	73,000
	31.3.2008	21.960 *(Note f)*	31.3.2008 – 30.3.2018	–	178,000	–	(14,000) *(Note m)*	164,000
	2.5.2008	23.900 *(Note g)*	2.5.2008 – 1.5.2018	–	95,000	–	–	95,000
	9.9.2008	21.300 *(Note h)*	9.9.2008 – 8.9.2018	–	85,000	–	–	85,000
	2.10.2008	20.106 *(Note i)*	2.10.2008 – 1.10.2018	–	85,000	–	–	85,000
				1,297,667	903,000	(116,667)	(103,000)	1,981,000

Director Compensation continued

Long-term incentives: Share Option Schemes continued

Movement of share options continued

Notes:

(a) Save otherwise stated, all options granted have a vesting period of 3 years in equal proportions.

(b) Ricky Tin For TSANG and Wendy Wen Yee YUNG were appointed as Executive Directors on 1 April 2008.

(c) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance.

(d) Pauline Wah Ling YU WONG retired from the Board of the Company by rotation as from the conclusion of 2008 AGM held on 14 May 2008. She remained as Senior Advisor to the Company until 31 December 2008 when she retired from the Company and her outstanding options remain exercisable until 30 June 2009.

(e) The closing price of the shares of the Company immediately before the date of grant (as of 12 March 2008) was HK$22.100.

(f) The closing price of the shares of the Company immediately before the date of grant (as of 28 March 2008) was HK$21.950.

(g) The closing price of the shares of the Company immediately before the date of grant (as of 30 April 2008) was HK$22.600.

(h) The closing price of the shares of the Company immediately before the date of grant (as of 8 September 2008) was HK$21.300.

(i) The closing price of the shares of the Company immediately before the date of grant (as of 30 September 2008) was HK$19.980.

(j) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$22.700.

(k) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.337.

(l) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$22.950.

(m) The options lapsed during the year upon resignations of certain eligible employees.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Particulars of the Schemes are set out in note 38 to the financial statements.

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the year is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The fair values of share options granted by the Company were determined by using Black-Scholes option pricing model (the "Model"). The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of a number of subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The inputs into the Model were as follows:

Date of grant	2.10.2008	9.9.2008	2.5.2008	31.3.2008	13.3.2008
Closing share price at the date of grant	HK$19.160	HK$21.300	HK$23.900	HK$21.800	HK$21.450
Exercise price	HK$20.106	HK$21.300	HK$23.900	HK$21.960	HK$21.450
Risk free rate *(Note a)*	2.936%	2.833%	2.668%	2.607%	2.486%
Expected life of option *(Note b)*	10 years	10 years	10 years	10 years	10 years
Expected volatility *(Note c)*	38.86%	38.19%	35.51%	34.25%	33.03%
Expected dividend per annum *(Note d)*	HK$0.463	HK$0.463	HK$0.463	HK$0.463	HK$0.463
Estimated fair values per share option	HK$6.940	HK$8.130	HK$8.990	HK$7.390	HK$6.970

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the shares of the Company in the past one year immediately before the date of grant.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past 5 financial years.

Service Contracts

No Director proposed for re-election at the forthcoming AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within 1 year without payment of compensation (other than statutory compensation).

Directors' Interests in Shares

As at 31 December 2008, the interests and short positions of the Directors and alternate Director in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

	Number of ordinary shares held					
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of the issued share capital *(Note a)*
Peter Ting Chang LEE	3,370,708	–	–	–	3,370,708	0.324
Tom BEHRENS-SORENSEN	10,000	–	–	–	10,000	0.001
Fa-kuang HU	–	–	200,000 *(Note b)*	–	200,000	0.019
Hans Michael JEBSEN	60,000	–	2,432,914 *(Note c)*	–	2,492,914	0.239
Chien LEE	800,000	–	–	–	800,000	0.077
Deanna Ruth Tak Yung RUDGARD	1,871,600	–	–	–	1,871,600	0.180
Ricky Tin For TSANG	40,000	–	–	–	40,000	0.004
Geoffrey Meou-tsen YEH	265,364	–	–	–	265,364	0.025
Wendy Wen Yee YUNG	28,000	–	–	–	28,000	0.003
V-nee YEH (alternate to Geoffrey Meou-tsen YEH) *(Note d)*	43,259	–	–	–	43,259	0.004

Notes:

(a) This percentage has been compiled based on the total number of shares of the Company in issue (i.e. 1,041,114,578 ordinary shares) as at 31 December 2008.

(b) Such shares were held by a company which was wholly-owned by Fa-kuang HU and he was deemed to have a beneficial interest in all these shares.

(c) Such shares were held through a corporation in which Hans Michael JEBSEN was a member entitled to exercise no less than one-third of the voting power at general meeting.

(d) V-nee YEH resigned as alternate Director to Dr. Geoffrey Meou-tsen YEH effective from 20 January 2009.

Certain executive Directors of the Company have been granted share options under the Schemes (details are set out in the section headed "Long-term incentives: Share Option Schemes" above). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Aggregate long positions in shares of associated corporations

Listed below is a Director's interest in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company:

	Number of ordinary shares held			
Name	Corporate interests	Other interests	Total	% of the issued share capital
Hans Michael JEBSEN	1,000	–	1,000	10 *(Note)*

Note: Jebsen and Company Limited ("Jebsen and Company") held a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael JEBSEN was deemed to be interested in the shares of Barrowgate by virtue of being a controlling shareholder of Jebsen and Company.

Directors' Interests in Shares continued

Aggregate long positions in shares of associated corporations continued

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 31 December 2008 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Director's securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standards set out in the Model Code throughout the year.

Directors' Interests in Contracts

During the year, certain Directors are parties to contracts with the Group. These contracts constitute Related Party Transactions, Connected Transactions or Contracts of Significance under applicable accounting or regulatory rules (details are disclosed in the Directors' Report).

Directors' Interests in Competing Business

The Group is engaged principally in the property investment, development and management of high quality investment properties in Hong Kong. The following Directors (excluding Independent non-executive Directors) are considered to have interests in other activities (the "Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules. For the reasons stated below, and coupled with the diligence of the Group's Independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and at arm's length from the Deemed Competing Business:

(i) Peter Ting Chang LEE, Anthony Hsien Pin LEE, Chien LEE and Dr. Deanna Ruth Tak Yung RUDGARD are members of the founding Lee family whose range of general investment activities include property investments in Hong Kong and overseas. In light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) Hans Michael JEBSEN and his alternate, Kam Wing LI, hold the offices of directors in each of Jebsen and Company and Jebsen China Services Limited and some of their subsidiaries, of which their business activities include, inter alia, investment holding and property investment in both the People's Republic of China and Hong Kong. Mr. Jebsen is also a substantial shareholder of the companies.

Mr. Jebsen is an independent non-executive director of The Wharf (Holdings) Limited whose business includes, inter alia, property investment, development and management in both the People's Republic of China and Hong Kong.

(iii) Chien LEE is an independent non-executive director of Swire Pacific Limited whose business includes, inter alia, property investment and trading in Hong Kong, the People's Republic of China and the United States of America.

Fa-kuang HU and his alternate, Raymond Liang-ming HU are directors and have an indirect substantial interest in Designcase Limited and its subsidiaries, which are engaged in investment holding, property investment and development, property agency and management, and project management in both the People's Republic of China and Hong Kong. Mr. Hu was re-designated as Independent non-executive Director effective 27 March 2008.

The Company's management team is separate and independent from that of the companies identified above. In addition, save and except Peter Ting Chang LEE, the relevant Directors have non-executive roles and are not involved in the Company's day-to-day operations and management.

By Order of the Board
Wendy W.Y. YUNG
Executive Director and Company Secretary

Hong Kong, 10 March 2009

Audit Committee Report

The Audit Committee has 3 members and is chaired by Sir David AKERS-JONES, Independent non-executive Deputy Chairman. The Committee has a majority of Independent non-executive Directors namely, Tom BEHRENS-SORENSEN, Independent non-executive Director, and Chien LEE, Non-executive Director. Under its terms of reference, the Committee oversees the Company's financial reporting process; it also reviews the Company's internal controls and risk management systems and its relationship with external auditor. Effective from 1 January 2009, the Committee's terms of reference was revised in light of the changes to the Listing Rules. The Committee also has the responsibility to review the adequacy of resources, qualifications and experience of staff of the Group's accounting and financial reporting function, and their training programmes and budget. The Committee presents a report to the Board on its findings after each Committee meeting.

The Committee held 3 meetings during 2008, on 1 February, 12 March and 4 August. The meetings held in March and August 2008 were attended by all members to consider the financial statements for the annual and interim reports respectively. An additional meeting held in February 2008 was attended by Sir David AKERS-JONES and Chien LEE to consider matters relating to the new Internal Audit function. The Committee last met on 9 March 2009 to consider the financial statements for the year ended 31 December 2008.

Details of the meetings held in February and March 2008 were set out in the 2007 Annual Report. Significant matters, as reviewed and discussed in the other meetings, include the following:

Financial Reporting

In the process of financial reporting, management is responsible for the preparation of Group financial statements including the selection of suitable accounting policies. The external auditor is responsible for auditing and attesting to Group financial statements and evaluating Group's system of internal controls in such regard. The Committee oversees the respective work of management and the external auditor to endorse the processes and safeguards employed by them.

- August 2008 : The Committee reviewed and recommended to the Board for approval the unaudited financial statements for the first 6 months of 2008, prior to public announcement and filing. The Committee received reports from and met with the external auditor to discuss the scope of their review and findings. The Committee had discussions with management on significant judgments affecting Group's financial statements.

- March 2009 : The Committee reviewed and discussed with management and the external auditor the 2008 financial statements included in the Annual Report 2008, prior to public announcement and filing. The Committee received reports from and met with external auditor and internal auditor to discuss the general scope of their respective work and findings. The Committee had discussions with management with regard to significant judgments affecting the Group financial statements. Based on these review and discussions, and the report of the external auditor, the Audit Committee recommended to the Board approval of the financial statements for the year ended 31 December 2008, with the Independent Auditor's Report thereon.

Review of Internal Controls and Risk Management Systems

- August 2008 : The Committee considered the report of internal audit, including status in implementing recommendations following 2007 annual internal controls review and was satisfied.

- March 2009 : For 2008 annual internal controls review, the Committee considered reports from and upon receiving confirmation of management and internal audit, was satisfied as to the effectiveness of the Company's internal controls system (including the adequacy of resources, qualifications and experience of staff of the Group's accounting and financial reporting function, and their training programmes and budget). There were no matters of material concern relating to financial, operational, or compliance controls.

Relationship with External Auditor

- March 2008 and August 2008 : The Committee reviewed and considered the terms of engagement of the external auditor in respect of the 2008 interim results reviews and 2008 annual audit and the related results announcement and annual confirmation.

- March 2009 : The Committee assessed the auditor's independence and objectivity. Factors considered include the arrangement for lead audit partner rotation, and the provision of non-audit services by the auditor. The Committee recommended to the Board that the shareholders be asked to re-appoint Deloitte Touche Tohmatsu as the Group's external auditor for 2009.

  For the year ended 31 December 2008, external auditor received a total fee of HK$2,104,000 (audit services: HK$1,800,000 and non-audit services HK$304,000).

Members of the Audit Committee
David AKERS-JONES *(Chairman)*
Tom BEHRENS-SORENSEN
Chien LEE

Hong Kong, 10 March 2009

4.

Financial Statements and Valuation

Directors' Responsibilities for the Financial Statements

The Companies Ordinance requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of their respective profit or loss for the year then ended. In preparing the financial statements, the Directors are required to:

(a) select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;

(b) state the reasons for any significant departure from accounting standards; and

(c) prepare the financial statements on the going concern basis, unless it is not appropriate to presume that the Company and the Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditor's Report

Deloitte.
德勤

To the Members of Hysan Development Company Limited
(incorporated in Hong Kong with limited liability)

We have audited the financial statements of Hysan Development Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 78 to 132, which comprise the consolidated and Company's balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

10 March 2009

Consolidated Income Statement
For the year ended 31 December 2008

	Notes	2008 HK$ million	2007 HK$ million
Turnover	4	1,638	1,368
Property expenses		(217)	(208)
Gross profit		1,421	1,160
Investment income	5	63	98
Other gains and losses	6	146	302
Administrative expenses		(134)	(106)
Finance costs	9	(155)	(175)
Change in fair value of investment properties		(212)	3,131
Share of results of associates		590	452
Profit before taxation		1,719	4,862
Taxation	10	(1)	(745)
Profit for the year	11	1,718	4,117
Attributable to:			
Equity holders of the Company		1,594	3,949
Minority interests		124	168
		1,718	4,117
Dividends			
Paid	12	644	549
Proposed	12	562	498
Earnings per share (expressed in HK cents)			
Basic	13	153.37	375.46
Diluted	13	153.36	375.25

Consolidated Balance Sheet

At 31 December 2008

	Notes	2008 HK$ million	2007 HK$ million
Non-current assets			
Investment properties	14	35,850	35,711
Property, plant and equipment	15	80	73
Prepaid lease payments	16	123	123
Investments in associates	18	1,750	1,011
Available-for-sale investments	19	1,022	2,479
Other financial assets	20	242	235
Other receivables		29	22
		39,096	39,654
Current assets			
Accounts receivable and other receivables	21	94	66
Amount due from an associate	23	590	590
Other financial assets	20	41	1
Short-term investments	24	700	95
Time deposits	25	964	478
Cash and bank balances	25	51	6
		2,440	1,236
Current liabilities			
Accounts payable and accruals	26	320	278
Other financial liabilities	20	–	40
Rental deposits from tenants		158	124
Amounts due to minority shareholders	27	327	327
Borrowings	28	550	–
Taxation payable		351	270
		1,706	1,039
Net current assets		734	197
Total assets less current liabilities		39,830	39,851
Non-current liabilities			
Borrowings	28	3,201	2,861
Other financial liabilities	20	41	17
Rental deposits from tenants		230	215
Deferred taxation	30	3,648	3,910
		7,120	7,003
Net assets		32,710	32,848

Consolidated Balance Sheet continued
At 31 December 2008

	Notes	2008 HK$ million	2007 HK$ million
Capital and reserves			
Share capital	31	5,206	5,187
Reserves		26,263	26,465
Equity attributable to equity holders of the Company		31,469	31,652
Minority interests		1,241	1,196
Total equity		32,710	32,848

The consolidated financial statements on pages 78 to 132 were approved and authorised for issue by the Board of Directors on 10 March 2009 and are signed on its behalf by:

Peter T.C. LEE
Director

David AKERS-JONES
Director

Balance Sheet

At 31 December 2008

	Notes	2008 HK$ million	2007 HK$ million
Non-current assets			
Property, plant and equipment	15	5	5
Investments in subsidiaries	17	-	–
Investments in associates	18	-	–
Available-for-sale investments	19	2	2
Other receivables		1	1
		8	8
Current assets			
Other receivables		3	2
Amounts due from subsidiaries	22	12,869	12,781
Time deposits	25	100	–
Cash and bank balances	25	41	6
		13,013	12,789
Current liabilities			
Other payable and accruals		31	19
Amounts due to subsidiaries	22	59	42
Taxation payable		40	50
		130	111
Net current assets		12,883	12,678
Net assets		12,891	12,686
Capital and reserves			
Share capital	31	5,206	5,187
Reserves	32	7,685	7,499
Total equity		12,891	12,686

The financial statements on pages 78 to 132 were approved and authorised for issue by the Board of Directors on 10 March 2009 and are signed on its behalf by:

Peter T.C. LEE
Director

David AKERS-JONES
Director

Consolidated Statement of Changes in Equity
For the year ended 31 December 2008

	Attributable to equity holders of the Company			
	Share capital HK$ million	Share premium HK$ million	Share options reserve HK$ million	Investments revaluation reserve HK$ million
At 1 January 2007	5,276	1,453	5	1,313
Change in fair value of available-for-sale investments	–	–	–	1,192
Surplus on revaluation of properties held for own use	–	–	–	–
Deferred taxation arising on revaluation of properties held for own use	–	–	–	–
Exchange differences on translation of an overseas associate	–	–	–	–
Change in fair value of derivatives designated as cash flow hedge	–	–	–	–
Net income recognised directly in equity	–	–	–	1,192
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	(382)
Transfer to profit and loss for cash flow hedges	–	–	–	–
Profit for the year	–	–	–	–
Total recognised income and expenses for the year	–	–	–	810
Issue of shares pursuant to scrip dividend schemes	25	79	–	–
Issue of shares under share option schemes	7	9	(1)	–
Cancellation upon repurchase of own shares	(121)	–	–	–
Expenses for repurchase of own shares	–	–	–	–
Recognition of equity-settled share-based payments	–	–	4	–
Forfeiture of share options	–	–	(2)	–
Interim dividend declared for 2007	–	–	–	–
Dividends paid during the year *(note 12)*	–	–	–	–
At 31 December 2007	5,187	1,541	6	2,123
Change in fair value of available-for-sale investments	–	–	–	(1,165)
Surplus on revaluation of properties held for own use	–	–	–	–
Deferred taxation arising on revaluation of properties held for own use	–	–	–	–
Share of reserve of an associate	–	–	–	–
Change in fair value of derivatives designated as cash flow hedge	–	–	–	–
Net expense recognised directly in equity	–	–	–	(1,165)
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	(186)
Transfer to profit and loss for cash flow hedges	–	–	–	–
Profit for the year	–	–	–	–
Total recognised income and expenses for the year	–	–	–	(1,351)
Issue of shares pursuant to scrip dividend schemes	18	63	–	–
Issue of shares under share option schemes	1	2	(1)	–
Recognition of equity-settled share-based payments	–	–	5	–
Forfeiture of share options	–	–	(1)	–
Dividends paid during the year *(note 12)*	–	–	–	–
At 31 December 2008	5,206	1,606	9	772

Attributable to equity holders of the Company									
Properties revaluation reserve HK$ million	Hedging reserve HK$ million	Translation reserve HK$ million	Capital redemption reserve HK$ million	General reserve HK$ million	Dividend reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total HK$ million
2	2	1	155	100	422	19,099	27,828	1,080	28,908
–	–	–	–	–	–	–	1,192	–	1,192
8	–	–	–	–	–	–	8	–	8
(1)	–	–	–	–	–	–	(1)	–	(1)
–	–	(2)	–	–	–	–	(2)	–	(2)
–	1	–	–	–	–	–	1	–	1
7	1	(2)	–	–	–	–	1,198	–	1,198
–	–	–	–	–	–	–	(382)	–	(382)
–	(2)	–	–	–	–	–	(2)	–	(2)
–	–	–	–	–	–	3,949	3,949	168	4,117
7	(1)	(2)	–	–	–	3,949	4,763	168	4,931
–	–	–	–	–	–	–	104	–	104
–	–	–	–	–	–	–	15	–	15
–	–	–	121	–	–	(511)	(511)	–	(511)
–	–	–	–	–	–	(2)	(2)	–	(2)
–	–	–	–	–	–	–	4	–	4
–	–	–	–	–	–	2	–	–	–
–	–	–	–	–	127	(127)	–	–	–
–	–	–	–	–	(549)	–	(549)	(52)	(601)
9	1	(1)	276	100	–	22,410	31,652	1,196	32,848
–	–	–	–	–	–	–	(1,165)	–	(1,165)
4	–	–	–	–	–	–	4	–	4
(1)	–	–	–	–	–	–	(1)	–	(1)
–	–	155	–	–	–	–	155	–	155
–	(31)	–	–	–	–	–	(31)	–	(31)
3	(31)	155	–	–	–	–	(1,038)	–	(1,038)
–	–	–	–	–	–	–	(186)	–	(186)
–	3	–	–	–	–	–	3	–	3
–	–	–	–	–	–	1,594	1,594	124	1,718
3	(28)	155	–	–	–	1,594	373	124	497
–	–	–	–	–	–	–	81	–	81
–	–	–	–	–	–	–	2	–	2
–	–	–	–	–	–	–	5	–	5
–	–	–	–	–	–	1	–	–	–
–	–	–	–	–	–	(644)	(644)	(79)	(723)
12	(27)	154	276	100	–	23,361	31,469	1,241	32,710

Consolidated Cash Flow Statement
For the year ended 31 December 2008

	2008 HK$ million	2007 HK$ million
Operating activities		
Profit before taxation	1,719	4,862
Adjustments for:		
Other gains and losses	(146)	(302)
Finance costs	155	175
Change in fair value of investment properties	212	(3,131)
Share of results of associates	(590)	(452)
Dividend income	(48)	(53)
Interest income	(15)	(30)
Reversal of impairment loss recognised in respect of investment in an associate	–	(11)
Depreciation of property, plant and equipment	6	7
Share-based payment expenses	5	4
Operating cash flows before movements in working capital	1,298	1,069
(Increase) decrease in accounts receivable and other receivables	(17)	3
Increase in held-for-trading investments	(56)	(102)
Increase in accounts payable and accruals	23	58
Decrease in equity derivatives	65	18
Increase in rental deposits from tenants	49	54
Cash generated from operations	1,362	1,100
Hong Kong profits tax paid	(189)	(141)
Hong Kong profits tax refund	6	1
Net cash from operating activities	1,179	960
Investing activities		
Interest received	12	34
Dividends received from available-for-sale investments	48	53
Proceeds on disposal of available-for-sale investments	272	394
Proceeds upon maturity of principal-protected deposits	78	81
Repayment from associates	6	132
Repayment from investees	–	8
Payments in respect of investment properties	(345)	(125)
Purchases of property, plant and equipment	(5)	(3)
Additions to principal-protected deposits	–	(278)
Net cash from investing activities	66	296

	2008 HK$ million	2007 HK$ million
Financing activities		
Interest paid	(125)	(151)
Bank charges	(8)	(8)
Medium Term Note Programme expenses	(1)	(1)
Payment for front-end fees	(4)	–
Payment for hedging expenses	(2)	(2)
Dividends paid	(562)	(445)
Dividends paid to minority shareholders of a subsidiary	(79)	(52)
New bank loan	200	–
Issue of fixed rate notes	565	–
Consideration paid for repurchase of shares	–	(511)
Expenses paid for repurchase of shares	–	(2)
Proceeds on exercise of share options	2	15
Net cash used in financing activities	(14)	(1,157)
Net increase in cash and cash equivalents	1,231	99
Cash and cash equivalents at 1 January	484	385
Cash and cash equivalents at 31 December	1,715	484
Analysis of the balances of cash and cash equivalents		
Held-to-maturity debt securities maturing within three months	700	–
Time deposits	964	478
Cash and bank balances	51	6
	1,715	484

Significant Accounting Policies

For the year ended 31 December 2008

1. Basis of Preparation

These financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. In addition, these financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The principal accounting policies adopted are as follows:

2. Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

3. Investments in Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

4. Investments in Associates

An associate is an entity over which the Group or the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Investments in associates are included in the Company's balance sheet at cost less any identified impairment loss. The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year.

5. Investment Properties

Investment properties are properties held to earn rental and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

6. Property, Plant and Equipment

Property, plant and equipment are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair values at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of buildings is credited to the properties revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the properties revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

7. Prepaid Lease Payments

The land and buildings elements of a lease of land and buildings are considered separately for the purpose of lease classification. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are classified as prepaid lease payments, which are carried at cost less subsequent accumulated amortisation and accumulated impairment losses, and is amortised to the consolidated income statement on a straight-line basis over the terms of relevant land leases.

8. Impairment of Non-Financial Assets

At each balance sheet date, the Group and the Company review the carrying amounts of their assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

9. Financial Instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

(a) Financial assets

The Group's financial assets are classified into one of the four categories, including (i) financial assets at fair value through profit or loss ("FVTPL"), (ii) loans and receivables, (iii) held-to-maturity investments and (iv) available-for-sale financial assets. The Company's financial assets are classified into (i) loans and receivables and (ii) available-for-sale financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

(i) Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the near future or it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than the one held for trading may be designated as at FVTPL upon initial recognition if it contains one or more embedded derivatives and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

At each balance sheet date subsequent to initial recognition, financial assets at FVTPL are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial asset.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including accounts receivable, other receivables, amounts due from subsidiaries, amount due from an associate, time deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

(iii) Held-to-maturity investments

Held-to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. The Group designated listed debt securities, which are denominated in Hong Kong dollars and US dollars (see note 24 to the financial statements), as held-to-maturity investments. At each balance sheet date subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as such or not classified as financial assets at FVTPL, loans and receivables or held-to-maturity investments. The Group and the Company designated investments in equity securities and club debentures (if any) as available-for-sale financial assets. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets (including certain equity securities investments and club debentures) are measured at fair value. Changes in fair value are recognised in equity in the investments revaluation reserve until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment of financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment of financial assets below).

(v) Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or, where appropriate, a shorter period.

Interest income is recognised on an effective interest basis for debt instruments, other than those financial assets at FVTPL, of which interest income is included in net gains or losses.

9. Financial Instruments continued

(a) Financial assets continued

(vi) Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as accounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivables and amount due from an associate, where the carrying amount is reduced through the use of an allowance account (if any). Changes in the carrying amount of the allowance account are recognised in profit or loss. When an account receivable or amount due from an associate is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date of impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii) Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group or the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

(b) Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group or the Company after deducting all of its liabilities. The Group's financial liabilities are generally classified into (i) financial liabilities at FVTPL and (ii) other financial liabilities. The Company's financial liabilities are generally classified into other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

9. Financial Instruments continued

(b) Financial liabilities and equity continued

(i) Financial liabilities at FVTPL

Financial liabilities at FVTPL, that are held for trading, comprise derivatives that are not designated and effective as hedging instruments.

At each balance sheet date subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any interest paid on the financial liabilities.

(ii) Other financial liabilities

Other financial liabilities (including accounts payable, accruals, other payable, amounts due to subsidiaries, amounts due to minority shareholders and borrowings) are subsequently measured at amortised cost, using the effective interest method.

(iii) Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Consideration paid to repurchase the Company's own equity instruments are deducted from equity. No gain or loss is recognised in profit or loss.

(iv) Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis for financial liabilities, other than those financial liabilities at FVTPL, of which the interest expense is included in net gains or losses.

(v) Derecognition of financial liabilities

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

(c) Derivative financial instruments and hedging

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair values at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives to hedge its exposure against interest rate and foreign exchange rate fluctuation.

(d) Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

(e) Hedge accounting

The Group designates certain derivatives as hedging instruments as either fair value hedge or cash flow hedge.

At the inception of the hedging relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(i) Fair value hedge

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair values of the hedged items that are attributable to the hedged risk. The adjustment to the carrying amount of the hedged item for which the effective interest is used is amortised to profit or loss when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. The adjustment is based on a recalculated effective interest rate at the date the amortisation begins.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

9. Financial Instruments continued

(e) Hedge accounting continued

(ii) Cash flow hedge

The effective portion of changes in the fair values of derivatives that are designated and qualify as cash flow hedges are deferred in equity (hedging reserve). The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as other gains or losses.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

10. Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable.

Rental income is recognised on a straight-line basis over the term of the relevant lease.

Management fee income and security service income are recognised when services are rendered.

Dividend income from investments including financial assets at FVTPL is recognised when the shareholders' right to receive payments has been established.

Interest income from a financial asset excluding financial assets at FVTPL is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

11. Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a) The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

(b) The Company as lessee

Rentals payable under operating leases, including the leasehold interests in land, are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

12. Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

13. Borrowing Costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

14. Retirement Benefit Costs

Payments to the Mandatory Provident Fund Scheme are charged as an expense when employees have rendered service entitling them to the contributions.

15. Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(a) Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's or the Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(b) Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group or the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

16. Equity-Settled Share-Based Payment Transactions

Share options granted to employees

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share options reserve).

At each balance sheet date, the Group and the Company revise their estimates of the number of options that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognised in profit or loss, with a corresponding adjustment to share options reserve.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to retained profits.

Notes to the Financial Statements
For the year ended 31 December 2008

1. General

The Company is a public listed company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the "Shareholder Information" section of the Annual Report.

The principal activities of the Company and its subsidiaries (collectively referred to as the "Group") are property investment, management and development.

These financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. Application of New and Revised Hong Kong Financial Reporting Standards ("HKFRSs")

In the current year, the Group and the Company had adopted, for the first time, the following amendments and new interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants, which are or have become effective.

HKAS 39 and HKFRS 7 (Amendments)	Reclassification of Financial Assets
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC) – INT 12	Service Concession Arrangements
HK(IFRIC) – INT 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the new HKFRSs had no material effect on how the Group's or the Company's results and financial position for the current or prior accounting years have been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group and the Company have not early applied the following new and revised standards, amendments or interpretations that have been issued but not yet effective.

HKFRSs (Amendments)	Improvements to HKFRSs [1]
HKAS 1 (Revised)	Presentation of Financial Statements [2]
HKAS 23 (Revised)	Borrowing Costs [2]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements [3]
HKAS 32 and HKAS 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation [2]
HKAS 39 (Amendment)	Eligible Hedged Items [3]
HKFRS 1 and HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate [2]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellation [2]
HKFRS 3 (Revised)	Business Combinations [3]
HKFRS 8	Operating Segments [2]
HK(IFRIC) – INT 13	Customer Loyalty Programmes [4]
HK(IFRIC) – INT 15	Agreements for the Construction of Real Estate [2]
HK(IFRIC) – INT 16	Hedges of a Net Investment in a Foreign Operation [5]
HK(IFRIC) – INT 17	Distribution of Non-cash Assets to Owners [5]
HK(IFRIC) – INT 18	Transfer of Assets from Customers [6]

[1] Effective for annual periods beginning on or after 1 January 2009, except the amendments to HKFRS 5, effective for annual periods beginning on or after 1 July 2009.
[2] Effective for annual periods beginning on or after 1 January 2009.
[3] Effective for annual periods beginning on or after 1 July 2009.
[4] Effective for annual periods beginning on or after 1 July 2008.
[5] Effective for annual periods beginning on or after 1 October 2008.
[6] Effective for transfers on or after 1 July 2009.

The Directors of the Company anticipate that the application of these new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group or the Company.

3. Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of the Group's accounting policies, which are described in the "Significant Accounting Policies" section, the management of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgment in applying the Group's accounting policies

The following is the critical judgment, apart from those involving estimates (see below), the management has made in the process of applying the Group's accounting policies and that have the most significant effect on the amounts recognised in financial statements.

Held-to-maturity investments

The management of the Company has reviewed the Group's held-to-maturity investments in the light of its capital maintenance and liquidity requirements and has confirmed the Group's positive intention and ability to hold those assets to maturity. The carrying amount of the held-to-maturity investments is HK$700 million (2007: nil). Details of these assets are set out in note 24.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(a) Fair value of investment properties

At the balance sheet date, the Group's investment properties are stated at fair value of HK$35,850 million (2007: HK$35,711 million) based on the valuation performed by an independent qualified professional valuer. In determining the fair value, the valuers have based on market value basis which involves, inter-alia, certain estimates, including comparable market transactions, appropriate capitalisation rates and reversionary income potential and redevelopment potential. In relying on the valuation, management has exercised their judgment and is satisfied that the method of valuation is reflective of the current market conditions.

(b) Fair values of financial instruments

Financial instruments, such as interest rate swaps, cross currency swaps, foreign exchange derivatives and equity derivatives, are carried in the balance sheet at fair value, as disclosed in note 20. The best evidence of fair value is quoted prices in an active market, where quoted prices are not available for a particular financial instrument, the Group uses the fair values determined by independent financial institutions or internal or external valuation models to estimate the fair value. The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgment by management, which may result in significantly different fair values and results. Details of the assumptions used and of the results of sensitivity analyses regarding these assumptions are provided in the "Financial Risk Management" section.

4. Turnover

Turnover represents gross rental income from investment properties for the year.

The Group's principal activities are property investment, management and development. As the Group did not have any active development projects during the years ended 31 December 2008 and 2007 and its turnover and results are principally derived from investment properties located in Hong Kong, no business or geographical segment analysis is presented.

5. Investment Income

	2008 HK$ million	2007 HK$ million
Investment income comprises:		
Dividends from		
– listed investments	47	41
– unlisted investments	1	12
Interest income	15	30
Reversal of impairment loss recognised in respect of investment in an associate	–	11
Sundry income	–	4
	63	98

Investment income earned on financial assets, analysed by category of asset, is as follows:

	2008 HK$ million	2007 HK$ million
Loans and receivables (including time deposits and bank balances)	15	24
Available-for-sale equity investments	48	60
	63	84
Investment income earned on non-financial assets	–	14
	63	98

Investment income recognised in respect of financial assets designated as at FVTPL is disclosed in note 6.

6. Other Gains and Losses

	2008 HK$ million	2007 HK$ million
Other gains and losses comprise:		
Gains on fair value change of financial assets designated as at FVTPL	–	6
Losses on fair value change of financial assets or financial liabilities classified as held for trading	(52)	(99)
Recycling of gains from reserve on disposal of available-for-sale equity investments	186	382
Gains on hedging instruments under fair value hedge	124	41
Losses on hedged items under fair value hedge	(112)	(28)
	146	302

7. Directors' Emoluments

	2008 HK$ million	2007 HK$ million
Directors' fees	1	1
Other emoluments		
Basic salaries, housing and other allowances	10	9
Bonus	3	2
Share-based payments *(note 38)*	3	1
Retirement benefits scheme contributions	–	–
	17	13

7. Directors' Emoluments continued

The emoluments paid or payable to each of the Directors of the Company for the two years ended 31 December 2008, calculated with reference to their employment as Directors of the Company, are set out below:

	For the year ended 31 December 2008					
	Directors' fees HK$'000	Basic salaries, housing and other allowances HK$'000	Bonus HK$'000	Share-based payments HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
	(Note a)			*(Note b)*		
Executive Directors						
Peter Ting Chang LEE *(Note c)*	190	4,454	1,457	1,395	12	**7,508**
Ricky Tin For TSANG *(Note d)*	75	2,085	526	638	9	**3,333**
Wendy Wen Yee YUNG *(Note d)*	75	2,085	526	656	9	**3,351**
Pauline Wah Ling YU WONG *(Note e)*	37	1,040	608	96	104	**1,885**
Non-executive Directors						
Hans Michael JEBSEN	120	–	–	–	–	**120**
Anthony Hsien Pin LEE	130	–	–	–	–	**130**
Chien LEE	130	–	–	–	–	**130**
Dr. Deanna Ruth Tak Yung RUDGARD	100	–	–	–	–	**100**
Independent non-executive Directors						
Sir David AKERS-JONES	230	–	–	–	–	**230**
Dr. Geoffrey Meou-tsen YEH	140	–	–	–	–	**140**
Tom BEHRENS-SORENSEN	130	–	–	–	–	**130**
Fa-kuang HU	120	–	–	–	–	**120**
	1,477	9,664	3,117	2,785	134	**17,177**

	For the year ended 31 December 2007					
	Directors' fees HK$'000	Basic salaries, housing and other allowances HK$'000	Bonus HK$'000	Share-based payments HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
	(Note a)			*(Note b)*		
Executive Directors						
Peter Ting Chang LEE *(Note c)*	190	4,304	1,183	862	12	6,551
Pauline Wah Ling YU WONG	100	2,925	344	396	273	4,038
Michael Tze Hau LEE *(Note f)*	42	1,215	38	–	5	1,300
Non-executive Directors						
Hans Michael JEBSEN	120	–	–	–	–	120
Anthony Hsien Pin LEE	130	–	–	–	–	130
Chien LEE	130	–	–	–	–	130
Dr. Deanna Ruth Tak Yung RUDGARD	100	–	–	–	–	100
Fa-kuang HU	120	–	–	–	–	120
Independent non-executive Directors						
Sir David AKERS-JONES	230	–	–	–	–	230
Dr. Geoffrey Meou-tsen YEH	140	–	–	–	–	140
Tom BEHRENS-SORENSEN *(Note g)*	85	–	–	–	–	85
Per JORGENSEN *(Note h)*	46	–	–	–	–	46
	1,433	8,444	1,565	1,258	290	12,990

7. Directors' Emoluments continued

Notes:

(a) Breakdown of Directors' fees of each of the Directors of the Company for the year ended 31 December 2008 is set out below:

	Board HK$'000	Audit Committee HK$'000	Emoluments Review Committee HK$'000	Investment Committee HK$'000	Nomination Committee HK$'000	**2008 Total HK$'000**	2007 Total HK$'000
Executive Directors							
Peter Ting Chang LEE	140	–	–	20	30	**190**	190
Ricky Tin For TSANG *(Note d)*	75	–	–	–	–	**75**	–
Wendy Wen Yee YUNG *(Note d)*	75	–	–	–	–	**75**	–
Pauline Wah Ling YU WONG *(Note e)*	37	–	–	–	–	**37**	100
Michael Tze Hau LEE *(Note f)*	–	–	–	–	–	**–**	42
Non-executive Directors							
Hans Michael JEBSEN	100	–	–	20	–	**120**	120
Anthony Hsien Pin LEE	100	–	–	30	–	**130**	130
Chien LEE	100	30	–	–	–	**130**	130
Dr. Deanna Ruth Tak Yung RUDGARD	100	–	–	–	–	**100**	100
Fa-kuang HU	–	–	–	–	–	**–**	120
Independent non-executive Directors							
Sir David AKERS-JONES	120	60	30	–	20	**230**	230
Dr. Geoffrey Meou-tsen YEH	100	–	20	–	20	**140**	140
Tom BEHRENS-SORENSEN *(Note g)*	100	30	–	–	–	**130**	85
Fa-kuang HU	100	–	20	–	–	**120**	–
Per JORGENSEN *(Note h)*	–	–	–	–	–	**–**	46
	1,147	120	70	70	70	**1,477**	1,433

(b) Share-based payments are the fair values of share options granted to Directors, which are determined at the date of grant and expensed over the vesting period, regardless of whether the Directors exercise the share options or not during the year.

(c) Year 2008: The Emoluments Review Committee reviewed his 2008 fixed base salary and determined his 2007 performance-based bonus in March 2008. It was decided to make an increment on his base salary as from April 2008. Accordingly, his fixed base package (including housing allowance which amount remains unchanged) paid during the year was HK$4,454,000. The stated bonus figure includes adjustment for 2007 bonus accrued in 2007 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2008), and 2008 target bonus figures pending finalisation by the Emoluments Review Committee after year-end in March 2009.

Year 2007: The Emoluments Review Committee reviewed his 2007 fixed base salary and determined his 2006 performance-based bonus in March 2007. It was decided to make an increment on his base salary as from April 2007. Accordingly, his fixed base package (including housing allowance which amount remains unchanged) paid during the year was HK$4,304,000. The stated bonus figure includes adjustment for 2006 bonus accrued in 2006 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2007), and 2007 target bonus figures pending finalisation by the Emoluments Review Committee after year-end in March 2008.

(d) Ricky Tin For TSANG and Wendy Wen Yee YUNG were appointed as Executive Directors on 1 April 2008. The figures stated refer to their respective emoluments received or receivable as Executive Directors. The stated bonus figures are 2008 target bonus figures pending finalisation by the Emoluments Review Committee after year-end in March 2009.

(e) Pauline Wah Ling YU WONG retired from the Board of the Company by rotation as from the conclusion of 2008 Annual General Meeting held on 14 May 2008. She remained as Senior Advisor to the Company until 31 December 2008 when she retired from the Company. The figure stated refers to her emoluments received as Executive Director.

(f) Michael Tze Hau LEE stepped down as Managing Director as from the conclusion of 2007 Annual General Meeting held on 8 May 2007.

Year 2007: The Emoluments Review Committee reviewed his 2007 fixed base salary and determined his 2006 performance-based bonus in March 2007. Accordingly, his fixed base package (including housing allowance which amount remains unchanged) paid during the year was HK$1,215,000. The stated bonus figure includes adjustment for 2006 bonus accrued in 2006 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2007).

(g) Tom BEHRENS-SORENSEN was appointed as Independent non-executive Director as from the conclusion of 2007 Annual General Meeting held on 8 May 2007.

(h) Per JORGENSEN stepped down as Independent non-executive Director as from the conclusion of 2007 Annual General Meeting held on 8 May 2007.

8. Employees' Emoluments

Of the five individuals with the highest emoluments in the Group, four (2007: two) are Directors of the Company, including three directors appointed or resigned during the year, details of whose emoluments as Directors are included in note 7 above. The emoluments of all of the five individuals with the highest emoluments for the year ended 31 December 2008 and 2007 were as follows:

	2008 HK$ million	2007 HK$ million
Basic salaries, housing and other allowances	15	15
Bonus	4	3
Incentive paid on joining	4	–
Share-based payments *(Note)*	3	3
	26	21

Note: Share-based payments are the fair values of share options granted to Directors and eligible employees, which are determined at the date of grant and expensed over the vesting period, regardless of whether the Directors or eligible employees exercise the share options or not during the year.

Their emoluments are within the following bands:

	Number of individuals 2008	2007
HK$2,000,001 to HK$2,500,000	–	1
HK$3,500,001 to HK$4,000,000	–	2
HK$4,000,001 to HK$4,500,000	2	1
HK$5,000,001 to HK$5,500,000	2	–
HK$6,500,001 to HK$7,000,000	–	1
HK$7,500,001 to HK$8,000,000	1	–
	5	5

9. Finance Costs

	2008 HK$ million	2007 HK$ million
Finance costs comprise:		
Interest on bank loans and overdrafts wholly repayable within five years	27	35
Interest on floating rate notes wholly repayable within five years	17	26
Interest on fixed rate notes wholly repayable within five years	99	100
Interest on fixed rate notes not wholly repayable within five years	11	–
Imputed interest on zero coupon notes not wholly repayable within five years	12	12
Total interest expenses	166	173
Net interest receipts on interest rate swap and cross currency swaps designated as fair value hedges	(29)	(7)
Recycling of losses (gains) from reserve on financial instruments designated as cash flow hedges	3	(2)
Bank charges	8	8
Medium Term Note Programme expenses	1	1
Other finance costs	6	2
	155	175

10. Taxation

	2008 HK$ million	2007 HK$ million
Current tax		
Hong Kong profits tax		
– current year	166	130
– under(over)provision in prior years	26	(3)
– prior years' tax provision *(Note)*	72	58
	264	185
Deferred tax *(note 30)*		
Change in fair value of investment properties	(28)	540
Other temporary differences	(12)	20
Attributable to change in tax rate	(223)	–
	(263)	560
	1	745

Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the year. In June 2008, the Hong Kong profits tax rate was decreased from 17.5% to 16.5% with effect from the 2008/09 year of assessment. The effect of this decrease has been reflected in the calculation of current and deferred tax balances as at and for the year ended 31 December 2008.

The taxation for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2008 HK$ million	2007 HK$ million
Profit before taxation	1,719	4,862
Tax at Hong Kong profits tax rate of 16.5% (2007: 17.5%)	284	851
Tax effect of share of results of associates	(97)	(79)
Tax effect of expenses not deductible for tax purposes	11	8
Tax effect of income not taxable for tax purposes	(51)	(85)
Tax effect of estimated tax losses not recognised	21	20
Tax effect of deductible temporary differences not recognised	6	1
Reversal of previously recognised taxable temporary differences	(24)	–
Utilisation of estimated tax losses previously not recognised	(24)	(12)
Effect of change in tax rate	(223)	–
Under(over)provision in prior years	26	(3)
Prior years' tax provision	72	58
Others	–	(14)
Taxation for the year	1	745

In addition to the amount charged to the consolidated income statement, deferred tax relating to the revaluation of the Group's buildings held for own use has been charged directly to equity (see note 30).

Note: As disclosed in the annual and interim reports published in previous years, the Group has over the past few years been in dispute with the Hong Kong Inland Revenue Department ("IRD") on interest deductions made in years of assessment dated back to 1995/96. Taking into consideration professional advice and recent development, the Group has been in discussions with IRD to settle the claims. A formal proposal was submitted to IRD at the end of December 2008 to settle the claims at HK$450 million, inclusive of tax principal, interest and all amount payable. Full provision for such estimated exposure has been made at the balance sheet date, of which HK$31 million and HK$41 million were provided in the first and second half of the year, respectively. Total cash exposure (net of tax reserve certificates already purchased) amounted to HK$268 million will be satisfied out of cash deposits and credit facilities.

The Group expects to settle the claims in the region of such amount within the next few months.

11. Profit for the Year

	2008 HK$ million	2007 HK$ million
Profit for the year has been arrived at after charging (crediting):		
Auditor's remuneration	2	2
Amortisation of prepaid lease payments *(note 16)*	–	–
Depreciation of property, plant and equipment	6	7
Gross rental income from investment properties	(1,638)	(1,368)
Less:		
– Direct operating expenses arising from properties that generated rental income	214	205
– Direct operating expenses arising from properties that did not generate rental income	3	3
	(1,421)	(1,160)
Staff costs, comprising:		
– Directors' emoluments *(note 7)*	17	13
– Share-based payments	2	3
– Other staff costs	126	111
	145	127
Share of income tax of an associate (included in share of results of associates)	181	81

12. Dividends

(a) Dividends recognised as distributions during the year:

	2008 HK$ million	2007 HK$ million
2008 interim dividend paid – HK14 cents per share	146	–
2007 interim dividend paid – HK12 cents per share	–	127
2007 final dividend paid – HK48 cents per share	498	–
2006 final dividend paid – HK40 cents per share	–	422
	644	549

Scrip dividend alternatives were offered to the shareholders in respect of the above dividends. These alternatives were accepted by the shareholders as follows:

	2008 HK$ million	2007 HK$ million
2008 interim dividend (2007 interim dividend):		
– Cash payment	135	99
– Share alternative	11	28
2007 final dividend (2006 final dividend):		
– Cash payment	428	346
– Share alternative	70	76
	644	549

12. Dividends continued

(b) Dividends proposed after the balance sheet date:

	2008 HK$ million	2007 HK$ million
Final dividend proposed – HK54 cents per share (2007: HK48 cents per share)	**562**	498

The 2008 final dividend of HK54 cents per share (2007: HK48 cents per share) has been proposed by the Directors on 10 March 2009 and is subject to approval by the shareholders at the forthcoming annual general meeting. Such dividend is not recognised as a liability as at 31 December 2008.

The proposed 2008 final dividend will be payable in cash with a scrip dividend alternative.

13. Earnings per Share

(a) Basic and diluted earnings per share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	Earnings	
	2008 HK$ million	2007 HK$ million
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the year attributable to equity holders of the Company	**1,594**	3,949

	Number of shares	
	2008	2007
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,039,339,066**	1,051,770,437
Effect of dilutive potential ordinary shares: Share options issued by the Company	**73,471**	607,460
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,039,412,537**	1,052,377,897

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

13. Earnings per Share continued

(b) Adjusted basic earnings per share

For the purpose of assessing the performance of the Group's principal activities (i.e. leasing of investment properties), the management is of the view that the profit for the year attributable to the equity holders of the Company should be adjusted in the calculation of basic earnings per share as follows:

	2008		2007	
	Profit HK$ million	Basic earnings per share HK cents	Profit HK$ million	Basic earnings per share HK cents
Profit for the year attributable to equity holders of the Company	**1,594**	**153.37**	3,949	375.46
Change in fair value of investment properties	**212**	**20.40**	(3,131)	(297.69)
Effect of deferred taxation on change in fair value of investment properties	**(236)**	**(22.71)**	540	51.34
Effect of minority interests' shares	**43**	**4.14**	111	10.55
Share of change in fair value of investment properties (net of deferred taxation) of an associate	**(412)**	**(39.64)**	(311)	(29.57)
Underlying profit attributable to equity holders of the Company	**1,201**	**115.56**	1,158	110.09
Prior years' tax provision	**72**	**6.93**	58	5.52
Gain on disposal of investment properties of an associate	**(41)**	**(3.95)**	–	–
Net realised gain on disposal of available-for-sale investments	**(166)**	**(15.97)**	(255)	(24.24)
Reversal of impairment loss recognised in respect of investment in an associate	**–**	**–**	(11)	(1.05)
Recurring underlying profit	**1,066**	**102.57**	950	90.32

The denominators used are the same as those detailed above for basic earnings per share.

14. Investment Properties

	The Group	
	2008 HK$ million	2007 HK$ million
Fair value		
At 1 January	**35,711**	32,473
Additions	**355**	107
Transfer to property, plant and equipment	**(4)**	–
Net change in fair value	**(212)**	3,131
At 31 December	**35,850**	35,711

The carrying amount of investment properties shown above comprises:

	The Group	
	2008 HK$ million	2007 HK$ million
Leasehold land in Hong Kong:		
– Medium-term lease	**6,240**	6,200
– Long lease	**29,610**	29,511
	35,850	35,711

14. Investment Properties continued

The fair value of the Group's investment properties at 31 December 2008 have been arrived at on the basis of a valuation carried out on that date by Knight Frank Petty Limited, an independent qualified professional valuer not connected with the Group. Knight Frank Petty Limited has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The Group's investment properties have been valued individually, on market value basis, which conforms to Hong Kong Institute of Surveyors Valuation Standards on Properties. The valuation was mainly arrived at by reference to comparable market transactions for similar properties and on the basis of capitalisation of the net income with due allowance for the reversionary income and redevelopment potential.

All of the Group's property interests held under operating leases to earn rentals and/or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

15. Property, Plant and Equipment

	Buildings in Hong Kong HK$ million	Furniture, fixtures and equipment HK$ million	Computers HK$ million	Motor vehicles HK$ million	Total HK$ million
The Group					
Cost or Valuation					
At 1 January 2007	55	51	21	1	128
Additions	–	2	1	–	3
Disposals	–	–	(1)	–	(1)
Surplus on revaluation	7	–	–	–	7
At 31 December 2007	62	53	21	1	137
Additions	–	3	1	1	5
Transfer from investment properties	4	–	–	–	4
Disposals	–	–	–	(1)	(1)
Surplus on revaluation	2	–	–	–	2
At 31 December 2008	**68**	**56**	**22**	**1**	**147**
Comprising:					
At cost	–	56	22	1	79
At valuation 2008	68	–	–	–	68
	68	56	22	1	147
Accumulated Depreciation					
At 1 January 2007	–	43	15	1	59
Provided for the year	1	3	3	–	7
Eliminated on disposals	–	–	(1)	–	(1)
Eliminated on revaluation	(1)	–	–	–	(1)
At 31 December 2007	–	46	17	1	64
Provided for the year	2	2	2	–	6
Eliminated on disposals	–	–	–	(1)	(1)
Eliminated on revaluation	(2)	–	–	–	(2)
At 31 December 2008	-	**48**	**19**	-	**67**
Carrying Amounts					
At 31 December 2008	**68**	**8**	**3**	**1**	**80**
At 31 December 2007	62	7	4	–	73

15. Property, Plant and Equipment continued

	Furniture, fixtures and equipment HK$ million	Computers HK$ million	Motor vehicles HK$ million	Total HK$ million
The Company				
Cost				
At 1 January 2007	21	20	1	42
Additions	1	1	–	2
Disposals	–	(1)	–	(1)
At 31 December 2007	22	20	1	43
Additions	–	1	1	2
Disposals	–	–	(1)	(1)
At 31 December 2008	**22**	**21**	**1**	**44**
Accumulated Depreciation				
At 1 January 2007	20	14	1	35
Provided for the year	1	3	–	4
Eliminated on disposals	–	(1)	–	(1)
At 31 December 2007	21	16	1	38
Provided for the year	–	2	–	2
Eliminated on disposals	–	–	(1)	(1)
At 31 December 2008	**21**	**18**	**–**	**39**
Carrying Amounts				
At 31 December 2008	**1**	**3**	**1**	**5**
At 31 December 2007	1	4	–	5

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of the term of the lease or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

The Group's buildings were revalued at 31 December 2008 by Knight Frank Petty Limited, an independent qualified professional valuer, on market value basis, by reference to comparable market transactions for similar properties and on the basis of capitalisation of net income with due allowance for the reversionary income. The surplus of HK$4 million (2007: HK$8 million) arising on revaluation have been credited to the properties revaluation reserve.

Had the Group's buildings been measured on a historical cost basis, their carrying amounts would have been HK$53 million (2007: HK$50 million) at the balance sheet date.

Furniture, fixtures and equipment of the Group include assets carried at cost of HK$20 million (2007: HK$19 million) and accumulated depreciation of HK$18 million (2007: HK$17 million) in respect of assets held for leasing out under operating leases. Depreciation charges in respect of those assets for the year amounted to HK$1 million (2007: HK$1 million).

There is no property, plant and equipment of the Company held for renting out under operating leases for the year or at the balance sheet date.

16. Prepaid Lease Payments

The Group's prepaid lease payments represent leasehold land in Hong Kong held under long lease, and are amortised on a straight-line basis over the terms of leases. The amortisation of prepaid lease payments for the year was approximately HK$163,000 (2007: HK$163,000).

17. Investments in Subsidiaries

The Company's investments in subsidiaries are the interest in unlisted shares stated at cost.

The table below lists the principal subsidiaries of the Group at 31 December 2008 and 2007:

Name of subsidiary	Place of incorporation/ operation	Issued share capital	Proportion of nominal value of issued share capital held by the Company directly	indirectly	Principal activities
Admore Investments Limited	Hong Kong	HK$2	100%	–	Investment holding
Golden Capital Investment Limited	Hong Kong	HK$2	100%	–	Investment holding
HD Treasury Limited	Hong Kong	HK$2	100%	–	Treasury operation
Hysan (MTN) Limited	British Virgin Islands/ Hong Kong	US$1	100%	–	Treasury operation
Hysan China Holdings Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Hysan Leasing Company Limited	Hong Kong	HK$2	100%	–	Leasing administration
Hysan Property Management Limited	Hong Kong	HK$2	100%	–	Property management
Hysan Treasury Limited	Hong Kong	HK$2	100%	–	Treasury operation
Kwong Hup Holding Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Kwong Wan Realty Limited	Hong Kong	HK$1,000	100%	–	Property investment
Minsal Limited	Hong Kong	HK$2	100%	–	Property investment
Mondsee Limited	Hong Kong	HK$2	100%	–	Property investment
Stangard Limited	Hong Kong	HK$300,000	100%	–	Provision of security services
Teamfine Enterprises Limited	Hong Kong	HK$2	100%	–	Investment holding
Tohon Development Limited	Hong Kong	HK$2	100%	–	Property investment
Bamboo Grove Recreational Services Limited	Hong Kong	HK$2	–	100%	Resident club management
Earn Extra Investments Limited	Hong Kong	HK$1	–	100%	Property investment
Gearup Investments Limited	Hong Kong	HK$1	–	100%	Property development
HD Investment Limited	British Virgin Islands	HK$1	–	100%	Investment holding
Kochi Investments Limited	British Virgin Islands	HK$1	–	100%	Capital market investment
Lee Theatre Realty Limited	Hong Kong	HK$10	–	100%	Property investment
Leighton Property Company Limited	Hong Kong	HK$2	–	100%	Property investment
Main Rise Development Limited	Hong Kong	HK$2	–	100%	Investment holding
OHA Property Company Limited	Hong Kong	HK$2	–	100%	Property investment
Perfect Win Properties Limited	Hong Kong	HK$2	–	100%	Property investment
Silver Nicety Company Limited	Hong Kong	HK$20	–	100%	Property investment
Barrowgate Limited	Hong Kong	HK$10,000	–	65.36%	Property investment

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially contribute to the net income of the Group or hold a material portion of the assets or liabilities or otherwise are operating subsidiaries of the Group. Other than floating rate notes, fixed rate notes and zero coupon notes issued by Hysan (MTN) Limited as disclosed in note 28, none of the subsidiaries had issued any debt securities at the balance sheet date.

18. Investments in Associates

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Cost of unlisted investments	3	3	–	–
Share of post-acquisition profits and reserves, net of dividend received	1,744	999	–	–
	1,747	1,002	–	–
Loan to an associate	106	112	–	–
Share of post-acquisition losses and reserves, net of dividend received	(103)	(103)	–	–
	3	9	–	–
	1,750	1,011	–	–

Loan to an associate of HK$106 million (2007: HK$112 million) is unsecured and interest-free. In the opinion of the Directors, the loan is considered as part of the Group's net investment in the associate and, accordingly, the loan is included in the amount of investments in associates.

At 31 December 2007, the Company's investment in an associate was the interest in unlisted shares stated at cost of approximately HK$3,000. The associate was dissolved during the year and net gain of approximately HK$36,000 was recognised in income statement.

Details of the Group's associates at 31 December 2008 and 2007 are as follows:

Name of associate	Form of business structure	Place of registration and operation	Class of share held/ registered capital	Effective interest held by the Group	Principal activities
Wingrove Investment Pte Ltd	Private company limited by shares	Singapore	Ordinary share	25.0%*	Property development and investment, and being inactive in 2008
Country Link Enterprises Limited	Private limited company	Hong Kong	Ordinary share	26.3%*	Investment holding
Shanghai Kong Hui Property Development Co., Ltd	Sino-Foreign equity joint venture	The People's Republic of China	US$165,000,000#	24.7%*	Property development and leasing
Shanghai Grand Gateway Plaza Property Management Co., Ltd	Sino-Foreign equity joint venture	The People's Republic of China	US$140,000#	23.7%*	Property management
Parallel Asia Engineering Company Limited	Private limited company	Hong Kong	Ordinary share	25.0%	Under liquidation in 2007 and dissolved on 29 May 2008

* Indirectly held
\# Registered capital

18. Investments in Associates continued

The summarised financial information in respect of the Group's associates based on the unaudited management accounts for the year ended 31 December 2008 is as follows:

	2008 HK$ million	2007 HK$ million
Total assets	11,968	8,445
Total liabilities	(5,182)	(4,272)
Net assets	6,786	4,173
Group's share of net assets of associates	1,750	1,011
Turnover	952	1,055
Profit for the year	2,240	1,723
Group's share of results of associates for the year	590	452

19. Available-for-Sale Investments

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Available-for-sales investments comprise:				
Listed investments:				
– Equity securities listed in Hong Kong, at fair value	982	2,439	–	–
Unlisted investments:				
– Equity securities in overseas, at cost	93	93	–	–
Less: Impairment loss recognised	(55)	(55)	–	–
	38	38	–	–
– Club debentures, at fair value	2	2	2	2
	1,022	2,479	2	2

The equity securities in overseas represent the Group's investments in unlisted equity securities issued by private entities incorporated in Singapore. These private entities are engaged in property investment and development activities in Singapore. They are measured at cost less any identified impairment loss at each balance sheet date because the range of reasonable fair value estimates is so significant that the management is of the opinion that their fair values cannot be measured reliably.

During the year ended 31 December 2007, the Group disposed of an unlisted equity security at its carrying amount of HK$19 million, which had been carried at cost less impairment before the disposal.

20. Other Financial Assets/Liabilities

	The Group			
	Current		Non-current	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Other financial assets				
Derivatives under hedge accounting:				
Cash flow hedges				
– Foreign exchange derivatives	1	1	1	2
– Cross currency swap	–	–	2	–
Fair value hedges				
– Interest rate swaps	–	–	71	–
– Cross currency swaps	–	–	83	30
	1	1	157	32
Financial assets designated as at FVTPL:				
Principal-protected deposits	40	–	85	203
Total	41	1	242	235
Other financial liabilities				
Derivatives under hedge accounting:				
Cash flow hedges				
– Interest rate swaps	–	2	31	–
Other derivatives classified as held for trading (not under hedge accounting):				
– Foreign exchange derivatives	–	–	10	17
– Equity derivatives	–	38	–	–
	–	38	10	17
Total	–	40	41	17

The fair values of principal-protected deposits, equity derivatives and the interest rate swap designated as fair value hedge for zero coupon notes are determined based on market values derived from prevailing market data and provided by the counterparty financial institutions using valuation models developed from valuation techniques commonly applied by the market participants. The fair values of principal-protected deposits are calculated using valuation models developed from discounted cash flow analysis based on observable market data, such as the quoted interest rates and quoted spot and forward foreign exchange rates. The fair values of equity derivatives are calculated using the Black-Scholes option pricing model with observable market prices and rates, such as the strike price and the market price of the underlying equities, as input. The fair values of the interest rate swap and other derivatives are calculated using discounted cash flow analysis based on the applicable yield curves derived from quoted interest rates and quoted spot and forward foreign exchange rates.

(a) Cash flow hedges

(i) Foreign currency risk

The Group designates forward foreign exchange contracts and a cross currency swap as cash flow hedges to manage its foreign currency exposure. The forward foreign exchange contracts are used to hedge the foreign currency exposure in relation to the semi-annual coupon payments of the US$65 million (HK$507 million equivalent) out of the US$182 million fixed rate notes. The cross currency swap is to convert the US dollar interest and principal payments of the US$26 million (HK$200 million equivalent) bank loan into Hong Kong dollar by matching the loan amount, interest rate fixing basis and the interest and principal payment dates. The interest of US$26 million bank loan is paid on a quarterly basis and the principal will be paid upon maturity in 2013. The principal terms of the forward foreign exchange contracts and the cross currency swap have been negotiated to match the principal terms of the hedged items and the management considers that the hedges are highly effective. The amount deferred in equity is recognised in profit or loss over the period that the interest expense is recognised and impacts profit or loss.

20. Other Financial Assets/Liabilities continued

(a) **Cash flow hedges** continued

(i) **Foreign currency risk** continued

At the balance sheet date, the maturity periods of the forward foreign exchange contracts and the cross currency swap at notional amounts were as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Forward foreign exchange contracts		
Within one year	**34**	34
More than one year, but not exceeding five years	**84**	118
	118	152
Cross currency swap		
More than one year, but not exceeding five years	**200**	–

As at 31 December 2008, fair value gains of HK$4 million (2007: HK$3 million) from the forward foreign exchange contracts and the cross currency swap have been deferred in equity and are expected to be recognised in profit or loss at various dates when the hedged items are recognised in profit or loss.

During the year, the Group had recycled gains of approximately HK$3 million (2007: HK$1 million) on forward foreign exchange contracts and the cross currency swap from the hedging reserve to profit or loss as finance costs.

(ii) **Interest rate risk**

The Group uses interest rate swaps to manage its exposure to interest rate changes of the quarterly interest payments of the HK$325 million (2007: nil) bank loans and the interest rate changes in relation to the semi-annual or quarterly floating-interest-rate payments of certain financial instruments with notional amount of HK$400 million (2007: HK$200 million). For the year ended 31 December 2007, the Group also used interest rate swaps, which matured during the year, to manage its exposure to interest changes of HK$460 million floating rate notes. The interest rate swaps match the major terms of the hedged underlying items such that the management considers that the interest rate swaps are highly effective hedging instruments. The amount deferred in equity is recognised in profit or loss over the period that the interest expense is recognised and impacts profit or loss.

At the balance sheet date, the maturity periods of interest rate swaps at notional amount were as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Within one year	**–**	660
More than one year, but not exceeding five years	**725**	–
	725	660

As at 31 December 2008, the floating-to-fixed interest rate swaps locked in the interest rates ranging from 2.78% to 3.83% (2007: 4.31% to 4.71%) per annum.

As at 31 December 2008, fair value losses of HK$31 million (2007: HK$2 million) from the interest rate swaps under cash flow hedges have been deferred in equity and are expected to be recognised in profit or loss at various dates during the lives of the swaps when the hedged interest expense is recognised and impacts profit or loss.

During the year, the Group had recycled losses of approximately HK$6 million (2007: gains of approximately HK$1 million) on interest rate swaps from the hedging reserve to profit or loss as finance costs.

20. Other Financial Assets/Liabilities continued

(b) Fair value hedges

As at 31 December 2008 and 2007, the Group designates an interest rate swap as fair value hedge to minimise its interest rate risk exposure in relation to the zero coupon notes (note 28(d)), and designates cross currency swaps as fair value hedges to manage interest rate and foreign currency risk in relation to the principal and coupon payments of the US$117 million (HK$913 million equivalent) out of the US$182 million fixed rate notes. During the year ended 31 December 2008, the Group has also designated an interest rate swap as fair value hedge to minimise its interest rate risk exposure in relation to the HK$300 million fixed-rate notes (note 28(c)). The principal terms of interest rate swaps and cross currency swaps match the corresponding notes and the management considers that the swaps are highly effective hedging instruments.

At the balance sheet date, the maturity periods of the swaps at notional amounts were as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Interest rate swaps		
More than five years	539	227
Cross currency swaps		
More than one year, but not exceeding five years	913	913

As a result of the hedge accounting, the carrying amount of the fixed rate notes as at 31 December 2008 was adjusted by losses of approximately HK$22 million (2007: gains of approximately HK$54 million) while the carrying amount of the zero coupon notes as at 31 December 2008 was adjusted by losses of approximately HK$36 million (2007: HK$72,000). The changes in fair values of the notes for the hedged risk were included in profit or loss at the same time that the changes in fair value of the swaps were included in profit or loss. The fixed-to-floating interest rate swap hedging the zero coupon notes converted a fixed rate of 5.19% per annum to Hong Kong Interbank Offered Rate ("HIBOR") plus 0.69% per annum for both years, and the other interest rate swap hedging HK$300 million fixed rate notes converted a fixed rate of 4.18% per annum to HIBOR in 2008. The cross currency swaps hedging the 7% USD fixed rate notes converted the USD coupon payments into Hong Kong dollars at HIBOR plus 1.93% per annum in average for both years.

(c) Financial assets designated as at FVTPL

The Group entered into certain contracts of structured deposits with certain financial institutions. The structured deposits are principal-protected at the maturity dates and contain embedded derivatives which are not closely related to the host contract. The interest rates of such deposits vary in relation to the relative movements of the underlying, such as foreign exchange rates. The entire combined contracts have been designated as financial assets at FVTPL on initial recognition.

At the balance sheet date, the maturity periods of the structured deposits at notional amount were as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Within one year	40	–
More than one year, but not exceeding five years	80	198
	120	198

During the year, the Group has early redeemed a structured deposit at notional amount of HK$78 million.

20. Other Financial Assets/Liabilities continued

(d) Other derivatives classified as held for trading (not under hedge accounting)

At the balance sheet date, the notional amounts and the maturity periods of other derivatives classified as for held for trading not under hedge accounting are as follows:

	The Group			
	2008 Notional amount	Maturity	2007 Notional amount	Maturity
Derivatives				
Forward foreign exchange contracts	**US$32 million**	**2009**	US$6 million	2008
Net basis swaps	**US$65 million**	**2012**	US$65 million	2012
Equity derivatives	–	–	HK$147 million	2008

As at 31 December 2008, the forward foreign exchange contracts are mainly used for managing the foreign currency exposure of listed debt securities denominated in US dollar. As at 31 December 2008 and 2007, the Group entered into net basis swaps to minimise the foreign currency exposure in relation to the principal of the US$65 million of the US$182 million fixed rate notes. As at 31 December 2007, the equity derivatives were call options of certain listed securities in Hong Kong.

21. Accounts Receivable

Rents from leasing of investment properties are normally received in advance. At the balance sheet date, accounts receivable of the Group with carrying amount of HK$10 million (2007: HK$10 million) mainly represented rents receipts in arrears, which were aged less than 90 days.

22. Amounts due from/to Subsidiaries

The amounts due from/to subsidiaries are unsecured, interest-free and repayable on demand.

23. Amount due from an Associate

The amount due from an associate is unsecured, interest-free and repayable on demand.

24. Short-Term Investments

At the balance sheet date, the Group's short-term investments were as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Held for trading marketable securities, at market value		
Equity securities listed in Hong Kong	–	95
Held-to-maturity debt securities maturing within one year, at amortised cost		
Debt securities listed in Hong Kong	491	–
Debt securities listed in overseas	209	–
	700	–
	700	95
Market value of held-to-maturity debt securities		
Debt securities listed in Hong Kong	491	–
Debt securities listed in overseas	209	–
	700	–

At the balance sheet date, the effective yield of the debt securities ranged from -1.34% to 0.06% per annum with maturity of three months or less.

25. Time Deposits/Cash and Bank Balances

Time deposits, cash and bank balances comprise cash and short-term bank deposits carrying effective interest rates ranging from 0.01% to 1.54% (2007: 0.88% to 3.45%) per annum with an original maturity of three months or less.

26. Accounts Payable

At the balance sheet date, accounts payable of the Group with carrying amount of HK$90 million (2007: HK$69 million) were aged less than 90 days.

27. Amounts due to Minority Shareholders

The amounts due to minority shareholders are unsecured, interest-free and repayable on demand.

28. Borrowings

The analysis of the carrying amounts of borrowings is as follows:

	The Group			
	Current		Non-current	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Unsecured bank loans	–	–	920	720
Floating rate notes	550	–	–	549
Fixed rate notes	–	–	2,003	1,362
Zero coupon notes	–	–	278	230
	550	–	3,201	2,861

(a) Unsecured bank loans

The unsecured bank loans of HK$920 million (2007: HK$720 million) are guaranteed as to principal and interest by the Company and are repayable as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
More than one year, but not exceeding two years	70	–
More than two years, but not exceeding five years	850	720
	920	720

At the balance sheet date, all the Group's unsecured bank loans are variable-rate borrowings with effective interest rates (which are also equal to contracted interest rates) ranging from 0.79% to 5.11% (2007: 3.94% to 4.17%) per annum. As at 31 December 2008 and 2007, bank loans of HK$720 million are denominated in Hong Kong dollars. Out of the HK$720 million bank loan, HK$325 million is hedged as to its interest rate risk exposure arising from the quarterly interest payments until maturity of the bank loans in 2011 by interest rate swaps as detailed in note 20(a)(ii). As at 31 December 2008, bank loans of HK$200 million equivalent are denominated in US dollars. The foreign currency risk related to the interest and the principal payments have been hedged by a cross currency swap as detailed in note 20(a)(i). Interest rate is normally re-fixed at every one to six months.

(b) Floating rate notes

In 2004, HK$550 million five-year floating rate notes were issued by Hysan (MTN) Limited, a wholly-owned subsidiary of the Company. The notes are guaranteed as to principal and interest by the Company, bear effective interest rates (which are equal to contracted interest rates) ranging from 1.30% to 4.04% (2007: 3.98% to 5.08%) per annum at the balance sheet date and are repayable in full in 2009.

During the year ended 31 December 2007, the Group entered into interest rate swaps, that matured in 2008, to hedge against the interest rate risk of certain floating rate notes (see note 20(a)(ii)).

28. Borrowings continued

(c) Fixed rate notes

	The Group 2008 HK$ million	2007 HK$ million
Fixed rate notes	1,981	1,416
Add: Net loss (gain) attributable to hedged risks	22	(54)
	2,003	1,362

In February 2002, US$200 million 10-year fixed rate notes were issued by Hysan (MTN) Limited. The notes are guaranteed as to principal and interest by the Company, bear an effective interest rate (which is equal to contracted interest rate) of 7% per annum. The coupon payments are paid on a semi-annual basis and the principal are repayable in full in February 2012. During the year ended 31 December 2006, a total nominal amount of US$18 million was repurchased and cancelled. The outstanding nominal amount of the notes at the balance sheet dates was US$182 million.

During the year, HK$300 million and HK$100 million 7-year fixed rate notes were issued in August and HK$165 million 12-year fixed rate notes were issued in September by Hysan (MTN) Limited. The notes are guaranteed as to principal and interest by the Company, bear an effective interest rate (which is equal to contracted interest rate) ranging from 5.1% to 5.38% per annum and are repayable in full in August 2015 and September 2020. The coupon payments for the HK$100 million 7-year and the HK$165 million 12-year fixed rate notes are paid on an annual basis whilst the coupon payments for the HK$300 million 7-year fixed rate notes are paid on a quarterly basis.

The Group has entered into cross currency swaps to hedge against the interest rate and foreign exchange rate risks in relation to the coupon payments and principal repayment of the US$117 million (2007: US$117 million) fixed rate notes under fair value hedge (see note 20(b)). The Group has also entered into forward foreign exchange contracts and net basis swaps to hedge against the foreign exchange rate risk arising from the coupon payments and principal repayment of the remaining US$65 million fixed rate notes. The forward foreign exchange contracts are accounted for as cash flow hedges (see note 20 (a)(i)) and the net basis swaps are classified as held for trading (see note 20 (d)). The Group has also entered into an interest rate swap to hedge against the interest rate risk of HK$300 million fixed rate notes under fair value hedge (see note 20(b)).

The net losses of HK$22 million (2007: gains of HK$54 million) represented changes in fair value attributable to the hedged interest rate and foreign exchange rate risks of the US$117 million (2007: US$117 million) fixed rate notes under fair value hedge and hedged interest rate risk of the HK$300 million (2007: nil) fixed rate notes under fair value hedge.

(d) Zero coupon notes

	The Group 2008 HK$ million	2007 HK$ million
Zero coupon notes	242	230
Add: Net loss attributable to hedged risk	36	–
	278	230

In February 2005, 15-year zero coupon notes of nominal amount of HK$430 million were issued at an issue price of around 46.37% of the nominal amount by Hysan (MTN) Limited. The notes are guaranteed as to nominal amount by the Company, bear an effective yield (which is equal to contracted yield) at the rate of 5.19% per annum and are repayable at par in February 2020. Hysan (MTN) Limited has the option to redeem the notes on 7 February 2015 at a price of about 77.4% of the nominal amount.

The Group has entered into an interest rate swap to hedge against the interest rate risk of the zero coupon notes under fair value hedge (see note 20(b)).

The net loss of approximately HK$36 million (2007: HK$72,000) represented changes in fair value attributable to the hedged interest rate risk of the zero coupon notes under fair value hedge.

29. Categories of Financial Instruments

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	**2008** HK$ million	2007 HK$ million
Financial assets				
Financial assets at FVTPL				
– designated as at FVTPL	**125**	203	**–**	–
– held for trading	**–**	95	**–**	–
Derivative instruments under hedge accounting	**158**	33	**–**	–
Available-for-sale financial assets	**1,022**	2,479	**2**	2
Held-to-maturity investments	**700**	–	**–**	–
Loans and receivables (including cash and cash equivalents)	**1,728**	1,162	**13,014**	12,790
	3,733	3,972	**13,016**	12,792
Financial liabilities				
Financial liabilities at FVTPL				
– held for trading	**10**	55	**–**	–
Derivative instruments under hedge accounting	**31**	2	**–**	–
Amortised cost	**4,398**	3,466	**90**	61
	4,439	3,523	**90**	61

30. Deferred Taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the year:

	Accelerated tax depreciation HK$ million	Revaluation of properties HK$ million	Tax losses HK$ million	Total HK$ million
The Group				
At 1 January 2007	244	3,106	(1)	3,349
Charge to consolidated income statement for the year *(note 10)*	20	540	–	560
Charge to equity for the year	–	1	–	1
At 31 December 2007	264	3,647	(1)	3,910
Charge (credit) to consolidated income statement for the year *(note 10)*	1	(28)	(13)	(40)
Charge to equity for the year	–	1	–	1
Effect of change in tax rate	(15)	(208)	–	(223)
At 31 December 2008	**250**	**3,412**	**(14)**	**3,648**

At the balance sheet date, the Group has unused estimated tax losses of HK$655 million (2007: HK$400 million), of which HK$312 million (2007: nil) has not been agreed by IRD, available for offset against future profits. A deferred tax asset has been recognised in respect of HK$85 million (2007: HK$5 million) of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$570 million (2007: HK$395 million) as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

At the balance sheet date, the Group has deductible temporary differences of HK$49 million (2007: HK$4 million) arisen from the revaluation of properties. No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

The Company does not have any unused tax loss as at balance sheet date.

31. Share Capital

	Number of shares 2008	Number of shares 2007	Share capital 2008 HK$ million	Share capital 2007 HK$ million
Ordinary shares of HK$5 each				
Authorised:				
At 1 January and 31 December	**1,450,000,000**	1,450,000,000	**7,250**	7,250
Issued and fully paid:				
At 1 January	**1,037,469,756**	1,055,137,409	**5,187**	5,276
Issue of shares pursuant to scrip dividend schemes	**3,528,155**	5,057,681	**18**	25
Exercise of share options	**116,667**	1,507,666	**1**	7
Cancellation upon repurchase of own shares	**-**	(24,233,000)	**-**	(121)
At 31 December	**1,041,114,578**	1,037,469,756	**5,206**	5,187

(a) Issue of shares pursuant to scrip dividend schemes

For the year ended 31 December 2008

On 18 June 2008 and 12 September 2008 respectively, the Company issued and allotted a total of 3,031,113 shares and 497,042 shares of HK$5 each in the Company at HK$23.10 and HK$21.59 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2007 final and 2008 interim dividends pursuant to the scrip dividend schemes announced by the Company on 14 May 2008 and 21 August 2008. These shares rank pari passu in all respects with other shares in issue.

For the year ended 31 December 2007

On 12 June 2007 and 5 October 2007 respectively, the Company issued and allotted a total of 3,623,799 shares and 1,433,882 shares of HK$5 each in the Company at HK$21.11 and HK$19.412 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2006 final and 2007 interim dividends pursuant to the scrip dividend schemes announced by the Company on 8 May 2007 and 3 September 2007. These shares rank pari passu in all respects with other shares in issue.

(b) Issue of shares under share option schemes

For the year ended 31 December 2008

During the year ended 31 December 2008, options to subscribe for a total of 114,667 shares and 2,000 shares were exercised at the exercise prices of HK$15.85 and HK$21.25 per share respectively. These shares rank pari passu in all respects with other shares in issue. Details of options outstanding and movements during the year are set out in note 38.

For the year ended 31 December 2007

During the year ended 31 December 2007, options to subscribe for a total of 1,350,000 shares, 77,666 shares and 80,000 shares were exercised at the exercise prices of HK$9.22, HK$15.85 and HK$16.60 per share respectively. These shares rank pari passu in all respects with other shares in issue. Details of options outstanding and movements during the year are set out in note 38.

31. Share Capital continued

(c) Cancellation upon repurchase of own shares

The Company was authorised at the respective annual general meetings held in 2007 and 2008 to purchase its own ordinary shares not exceeding 10% of the aggregate nominal amount of the then issued share capital of the Company.

For the year ended 31 December 2008

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2008.

For the year ended 31 December 2007

During the year ended 31 December 2007, the Company repurchased its ordinary shares on the Stock Exchange when they were significantly trading at a discount in order to enhance shareholder value. The details were set out below:

Month of repurchase in 2007	Number of shares of nominal value of HK$5 each repurchased	Consideration per share Highest HK$	Lowest HK$	Aggregate consideration paid HK$ million
August	871,000	19.64	18.94	17
September	22,720,000	22.00	19.40	480
October	100,000	21.00	20.95	2
November	542,000	23.00	22.75	12
	24,233,000			511

The repurchased shares were cancelled during the year ended 31 December 2007 and the issued share capital of the Company was reduced by the nominal value thereof. The premium paid on repurchase of the shares of HK$390 million was charged to retained profits. Pursuant to section 49H of the Hong Kong Companies Ordinance, an amount of HK$121 million equivalent to nominal value of the shares cancelled was transferred from the retained profits of the Company to the capital redemption reserve.

Save as disclosed above, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2007.

32. Reserves of the Company

The Company's reserves available for distribution to its equity holders as at 31 December 2008 amounted to HK$5,794 million (2007: HK$5,676 million), being its general reserve, dividend reserve and retained profits at that date.

	Share premium HK$ million	Share options reserve HK$ million	Capital redemption reserve HK$ million	General reserve HK$ million (Note)	Dividend reserve HK$ million	Retained profits HK$ million	Total HK$ million
At 1 January 2007	1,453	5	155	100	422	5,475	7,610
Premium on issue of shares pursuant to scrip dividend schemes	79	–	–	–	–	–	79
Premium on issue of shares under share option schemes	9	(1)	–	–	–	–	8
Cancellation upon repurchase of own shares	–	–	121	–	–	(511)	(390)
Expenses for repurchase of own shares	–	–	–	–	–	(2)	(2)
Recognition of equity-settled share-based payments	–	4	–	–	–	–	4
Forfeiture of share options	–	(2)	–	–	–	2	–
Profit for the year	–	–	–	–	–	739	739
Interim dividend declared for 2007	–	–	–	–	127	(127)	–
Dividends paid during the year *(note 12)*	–	–	–	–	(549)	–	(549)
At 31 December 2007	1,541	6	276	100	–	5,576	7,499
Premium on issue of shares pursuant to scrip dividend schemes	63	–	–	–	–	–	63
Premium on issue of shares under share option schemes	2	(1)	–	–	–	–	1
Recognition of equity-settled share-based payments	–	5	–	–	–	–	5
Forfeiture of share options	–	(1)	–	–	–	1	–
Profit for the year	–	–	–	–	–	761	761
Dividends paid during the year *(note 12)*	–	–	–	–	–	(644)	(644)
At 31 December 2008	1,606	9	276	100	–	5,694	7,685

Note: General reserve was set up from the transfer of retained profits.

33. Retirement Benefits Plans

With effect from 1 December 2000, the Group set up an enhanced Mandatory Provident Fund Scheme (the "Enhanced MPF Scheme"), a defined contribution scheme, for all qualifying employees. The Enhanced MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under Section 124(1) of the Mandatory Provident Fund Schemes (General) Regulation.

Pursuant to the rules of the Enhanced MPF Scheme, the Group's contributions to the plan are based on fixed percentages of members' salaries, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation.

Total contributions made by the Group during the year amounted to HK$5 million (2007: HK$5 million). Forfeited contributions for the year amounted to HK$3 million (2007: HK$3 million) were refunded to the Group.

34. Contingent Liabilities

At the balance sheet date, there were contingent liabilities in respect of the following:

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Corporate guarantee to note holders				
– for issue of floating rate notes	–	–	550	550
– for issue of fixed rate notes	–	–	1,985	1,420
– for issue of zero coupon notes	–	–	430	430
	–	–	2,965	2,400
Guarantees to banks for providing financing facilities to subsidiaries	–	–	920	720

35. Capital Commitments

At the balance sheet date, the Group had the following capital commitments in respect of its investment properties:

	The Group	
	2008 HK$ million	2007 HK$ million
Authorised but not contracted for	2,068	1,006
Contracted but not provided for	123	134

36. Lease Commitments

(a) As lessee

At the balance sheet date, the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The Company	
	2008 HK$ million	2007 HK$ million
Within one year	8	15
In the second to fifth year inclusive	3	6
	11	21

Operating lease payments represent rentals payable by the Company to its subsidiaries for its staff quarters and office premises which are negotiated and rental are fixed for two years and three years respectively.

At the balance sheet date, the Group had no commitment under non-cancellable operating lease.

36. Lease Commitments continued

(b) As lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	The Group	
	2008 **HK$ million**	2007 HK$ million
Within one year	**1,266**	1,104
In the second to fifth year inclusive	**1,349**	1,468
Over five years	**–**	10
	2,615	2,582

Operating lease payments represent rentals receivable by the Group from leasing of its investment properties. Typically, leases are negotiated and rentals are fixed for lease term of one to three years. Certain leases include contingent rentals calculated with reference to turnover of the tenants.

37. Related Party Transactions and Balances

(a) Transactions and balances with related parties

The Group has the following transactions with related parties during the year and has the following balances with them at the balance sheet date:

	The Group			
	Substantial shareholders		Directors	
	2008 **HK$ million**	2007 HK$ million	**2008** **HK$ million**	2007 HK$ million
Gross rental income received from *(Note a)*	**2**	6	**24**	26
Amount due to a minority shareholder *(Note b)*	**–**	–	**94**	94

Notes:

(a) The sum of transactions with Directors represented the aggregate gross rental income received under various leases respectively with Directors of approximately HK$882,000 (2007: HK$754,000), and companies controlled by Directors or their associates in aggregate of approximately HK$23,337,000 (2007: HK$25,199,000).

(b) The sum represents outstanding loan advanced to a non wholly-owned subsidiary of the Group, Barrowgate Limited ("Barrowgate") by Mightyhall Limited, a wholly-owned subsidiary of Jebsen and Company Limited of which Hans Michael JEBSEN is a director and shareholder, as shareholders loan in proportion to its shareholding in Barrowgate for general funding purpose. The amount is unsecured, interest-free and repayable on demand.

The Company has the following balances with its subsidiaries at the balance sheet date:

	The Company	
	2008 **HK$ million**	2007 HK$ million
Amounts due from subsidiaries	**13,368**	13,039
Less: Allowances on amounts due therefrom	**(499)**	(258)
	12,869	12,781
Amounts due to subsidiaries	**59**	42

Details of amounts due from/to subsidiaries are disclosed in note 22.

37. Related Party Transactions and Balances continued

(b) Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group and the Company during the year was as follows:

	2008 HK$ million	2007 HK$ million
Salaries and other short-term employee benefits	26	17
Share-based payments	4	3
Retirement benefits scheme contributions	1	1
	31	21

The remuneration of the Directors and key executives is determined by the Emoluments Review Committee and Managing Director respectively having regard to the performance of individuals and market trends.

38. Share-Based Payment Transactions

(a) Equity-settled share option schemes

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The purpose of the 1995 Scheme was to strengthen the links between individual staff and shareholder interests.

Under the 1995 Scheme, options may be granted to employees of the Company or any of its wholly-owned subsidiaries selected by the Board at its discretion to subscribe for ordinary shares of the Company.

The maximum number of shares in respect of which options may be granted under the 1995 Scheme (together with shares issued and issuable under the scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the scheme and any other share option scheme) from time to time. The maximum number of shares issued under the scheme and other scheme will not exceed 10% of the issued share capital of the Company from time to time (excluding shares issued pursuant to the scheme and any other share option scheme).

The maximum entitlement of each participant is substantially below the limit set out under the scheme rules (being 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme). For the options granted under the 1995 Scheme currently outstanding, the basis for determining the exercise price is the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration on each grant of option was HK$1 and was paid within 30 days from the date of grant of option, with full payment for exercise price to be made on exercise of the relevant option.

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme at its Annual General Meeting ("AGM") held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015 (together with the 1995 Scheme are referred to as the "Schemes").

The purpose of the 2005 Scheme is to provide an incentive for employees of the Company and its wholly-owned subsidiaries to work with commitment towards enhancing the value of the Company and its shares for the benefit of its shareholders.

Under the 2005 Scheme, options may be granted to employees of the Company or any wholly-owned subsidiaries (including executive Directors) and such other persons as the Board may consider appropriate from time to time, on the basis of their contribution to the development and growth of the Company and its subsidiaries, to subscribe for ordinary shares of the Company.

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), currently being 10% of the shares in issue as at 10 May 2005, the date of the AGM approving the 2005 Scheme (being 104,996,365 shares). Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meeting for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

38. Share-Based Payment Transactions continued

(a) Equity-settled share option schemes continued

The 2005 Share Option Scheme (the "2005 Scheme") continued

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholder approval, being 10,499,636). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration on each grant of option is HK$1 and is required to be paid within 30 days from the date of grant of option, with full payment for exercise price to be made on exercise of the relevant option.

(b) Grant and vesting structures

Grants made prior to 8 March 2005 had a holding period of 2 years and a vesting period of 5 years.

With effect from 8 March 2005, the Board has approved a new grant and vesting structure. Grants will be made on a periodic basis. Vesting period is 3 years in equal proportion. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

(c) Movement of share options

The following table discloses movements of the Company's share options held by the Directors and employees during the current year:

Name	Date of grant	Exercise price HK$	Exercisable period *(Note a)*	Balance as at 1.1.2008	Changes during the year: Granted	Changes during the year: Exercised	Changes during the year: Cancelled/ lapsed	Balance as at 31.12.2008
1995 Scheme								
Executive Directors								
Ricky Tin For TSANG *(Note b)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	120,000	–	(40,000) *(Note j)*	–	80,000
Wendy Wen Yee YUNG *(Note b)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	96,000	–	–	–	96,000
Eligible employees *(Note c)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	87,667	–	(74,667) *(Note k)*	–	13,000
2005 Scheme								
Executive Directors								
Peter Ting Chang LEE	6.3.2007	21.380	6.3.2007 – 5.3.2017	235,000	–	–	–	235,000
	13.3.2008	21.450 *(Note e)*	13.3.2008 – 12.3.2018	–	260,000	–	–	260,000
Ricky Tin For TSANG *(Note b)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	120,000	–	–	–	120,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960 *(Note f)*	31.3.2008 – 30.3.2018	–	100,000	–	–	100,000
Wendy Wen Yee YUNG *(Note b)*	26.6.2006	20.110	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960 *(Note f)*	31.3.2008 – 30.3.2018	–	100,000	–	–	100,000
Pauline Wah Ling YU WONG *(Note d)*	6.3.2007	21.380	6.3.2007 – 30.6.2009	108,000	–	–	–	108,000

38. Share-Based Payment Transactions continued

(c) Movement of share options continued

Name	Date of grant	Exercise price HK$	Exercisable period (Note a)	Balance as at 1.1.2008	Changes during the year: Granted	Exercised	Cancelled/ lapsed	Balance as at 31.12.2008
2005 Scheme continued								
Eligible employees *(Note c)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	99,000	–	–	(32,000) *(Note m)*	67,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	132,000	–	(2,000) *(Note l)*	(57,000) *(Note m)*	73,000
	31.3.2008	21.960 *(Note f)*	31.3.2008 – 30.3.2018	–	178,000	–	(14,000) *(Note m)*	164,000
	2.5.2008	23.900 *(Note g)*	2.5.2008 – 1.5.2018	–	95,000	–	–	95,000
	9.9.2008	21.300 *(Note h)*	9.9.2008 – 8.9.2018	–	85,000	–	–	85,000
	2.10.2008	20.106 *(Note i)*	2.10.2008 – 1.10.2018	–	85,000	–	–	85,000
				1,297,667	903,000	(116,667)	(103.000)	1,981,000

Notes:

(a) Save otherwise stated, all options granted have a vesting period of 3 years in equal proportions.

(b) Ricky Tin For TSANG and Wendy Wen Yee YUNG were appointed as Executive Directors on 1 April 2008.

(c) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance.

(d) Pauline Wah Ling YU WONG retired from the Board of the Company by rotation as from the conclusion of 2008 AGM held on 14 May 2008. She remained as Senior Advisor to the Company until 31 December 2008 when she retired from the Company and her outstanding options remain exercisable until 30 June 2009.

(e) The closing price of the shares of the Company immediately before the date of grant (as of 12 March 2008) was HK$22.100.

(f) The closing price of the shares of the Company immediately before the date of grant (as of 28 March 2008) was HK$21.950.

(g) The closing price of the shares of the Company immediately before the date of grant (as of 30 April 2008) was HK$22.600.

(h) The closing price of the shares of the Company immediately before the date of grant (as of 8 September 2008) was HK$21.300.

(i) The closing price of the shares of the Company immediately before the date of grant (as of 30 September 2008) was HK$19.980.

(j) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$22.700.

(k) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.337.

(l) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$22.950.

(m) The options lapsed during the year upon resignations of certain eligible employees.

38. Share-Based Payment Transactions continued

(c) Movement of share options continued

The following table discloses movements of the Company's share options held by the Directors and employees in prior year:

Name	Date of grant	Exercise price HK$	Exercisable period (Note a)	Balance as at 1.1.2007	Changes during the year Granted	Exercised	Cancelled/ lapsed	Balance as at 31.12.2007
1995 Scheme								
Executive Director								
Peter Ting Chang LEE *(Note b)*	7.1.1999	9.220	7.1.2001 – 6.1.2009	1,350,000	–	(1,350,000) *(Note g)*	–	–
Eligible employees *(Note c)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	401,333	–	(77,666) *(Note h)*	(20,000) *(Note j)*	303,667
2005 Scheme								
Executive Directors								
Peter Ting Chang LEE	6.3.2007	21.380 *(Note e)*	6.3.2007 – 5.3.2017	–	235,000	–	–	235,000
Michael Tze Hau LEE *(Note d)*	10.5.2005	16.600	10.5.2005 – 9.5.2015	240,000	–	(80,000) *(Note i)*	(160,000) *(Note j)*	–
	30.3.2006	22.000	30.3.2006 – 29.3.2016	188,000	–	–	(188,000) *(Note j)*	–
	6.3.2007	21.380 *(Note e)*	6.3.2007 – 5.3.2017	–	185,000	–	(185,000) *(Note j)*	–
Pauline Wah Ling YU WONG	6.3.2007	21.380 *(Note e)*	6.3.2007 – 5.3.2017	–	108,000	–	–	108,000
Eligible employees *(Note c)*	9.8.2005	18.790	9.8.2005 – 8.8.2015	96,000	–	–	(96,000) *(Note j)*	–
	12.10.2005	18.210	12.10.2005 – 11.10.2015	120,000	–	–	(120,000) *(Note j)*	–
	30.3.2006	22.000	30.3.2006 – 29.3.2016	325,000	–	–	(106,000) *(Note j)*	219,000
	26.6.2006	20.110	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.250 *(Note f)*	30.3.2007 – 29.3.2017	–	335,000	–	(13,000) *(Note j)*	322,000
				2,830,333	863,000	(1,507,666)	(888,000)	1,297,667

Notes:

(a) Save otherwise stated, all options granted have a vesting period of 3 years in equal proportions.

(b) Options granted to Peter Ting Chang LEE on 7 January 1999 had a holding period of 2 years and a vesting period of 5 years.

(c) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. Among the Eligible Employees, Ricky Tin For TSANG and Wendy Wen Yee YUNG were appointed as Directors with effect from 1 April 2008. Their options are disclosed as held by Directors in current year.

(d) Michael Tze Hau LEE stepped down from the Board of the Company as from the conclusion of 2007 AGM on 8 May 2007.

38. Share-Based Payment Transactions continued

(c) Movement of share options continued

Notes: continued

(e) The closing price of the shares of the Company immediately before the date of grant (as of 5 March 2007) was HK$20.500.

(f) The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2007) was HK$21.300.

(g) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$19.600.

(h) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$21.090.

(i) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$21.200.

(j) The options lapsed during the year upon the stepping down of Michael Tze Hau LEE and resignations of certain eligible employees.

(d) Fair values of share options

The Group has applied HKFRS 2 "Share-based Payments" to account for its share options granted after 7 November 2002 and vested after 1 January 2005. In accordance with HKFRS 2, fair value of share options granted to employees determined at the date of grant is expensed over the vesting period, with a corresponding adjustment to the Group's share options reserve. In the current year, the Group recognised the share option expenses of HK$5 million (2007: HK$4 million) in relation to share options granted by the Company, of which HK$3 million (2007: HK$1 million) related to the Directors (see note 7), with a corresponding adjustment recognised in the Group's share options reserve.

The fair values of share options granted by the Company were determined by using Black-Scholes option pricing model (the "Model"). The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of a number of subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The inputs into the Model were as follows:

Date of grant	2.10.2008	9.9.2008	2.5.2008	31.3.2008	13.3.2008	30.3.2007	6.3.2007
Closing share price at the date of grant	HK$19.160	HK$21.300	HK$23.900	HK$21.800	HK$21.450	HK$21.250	HK$20.800
Exercise price	HK$20.106	HK$21.300	HK$23.900	HK$21.960	HK$21.450	HK$21.250	HK$21.380
Risk free rate *(Note a)*	2.936%	2.833%	2.668%	2.607%	2.486%	4.192%	4.188%
Expected life of option *(Note b)*	10 years	10 years	10 years	10 years	10 years	10 years	10 years
Expected volatility *(Note c)*	38.86%	38.19%	35.51%	34.25%	33.03%	29.53%	30.12%
Expected dividend per annum *(Note d)*	HK$0.463	HK$0.463	HK$0.463	HK$0.463	HK$0.463	HK$0.416	HK$0.416
Estimated fair value per share option	HK$6.940	HK$8.130	HK$8.990	HK$7.390	HK$6.970	HK$7.470	HK$7.210

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the shares of the Company in the past one year immediately before the date of grant.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

Financial Risk Management

For the year ended 31 December 2008

1. Financial Risk Management Objectives and Policies

The Group's major financial instruments include cash and bank balances, time deposits, held-to-maturity investments, amount due from an associate, accounts receivable, other receivables, available-for-sale financial assets, accounts payable, accruals, rental deposits from tenants, amounts due to minority shareholders, borrowings and derivative financial instruments. The Company's major financial instruments include cash and bank balances, time deposits, other receivables, amounts due from/to subsidiaries, other payable and accruals. Details of these financial instruments are disclosed in respective notes to the financial statements. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Credit Risk

The credit risk of the Group and the Company are primarily attributable to rents receivable from tenants, amounts due from subsidiaries, amount due from an associate, derivative financial instruments, held-to-maturity investments, time deposits and bank balances. The Group's and the Company's maximum exposure to credit risk which will cause a financial loss to the Group and the Company due to failure to discharge an obligation by the counterparties and financial guarantees issued by the Company are arising from:

(i) the carrying amount of the respective recognised financial assets as stated in the consolidated and Company's balance sheets; and

(ii) the amount of contingent liabilities in relation to financial guarantee issued by the Company as disclosed in note 34 to the financial statements.

For rents receivable from tenants, credit checks are part of the normal leasing process and stringent monitoring procedures are in place to deal with overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

To mitigate counterparty risk, the Group enters into derivative contracts only with sound financial institutions with strong investment-grade credit ratings, limits exposure to each financial institution, and monitors each rating regularly.

The Group's and the Company's time deposits and bank balances are placed with banks of high credit ratings in Hong Kong. The Group and the Company has set an exposure limit to each single financial institution. The Group's listed debt securities are issued by Hong Kong Monetary Authority or national government with high sovereign credit rating.

To minimise the credit risk of amounts due from subsidiaries and an associate, the management of the Group and the Company review the recoverable amount of each individual balance at each balance sheet date to ensure adequate impairment losses are made for irrecoverable amounts. Other than concentration of credit risk on amount due from an associate, the Group and the Company have no significant concentration of credit risk, with exposure spread over a number of counterparties and tenants.

1. Financial Risk Management Objectives and Policies continued

(b) Liquidity Risk

The Group and the Company closely monitor their liquidity requirements and the sufficiency of cash and available banking facilities so as to ensure that the payment obligations are met.

The following table details the remaining contractual maturity of the Group and the Company for their non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group and the Company is required to pay. The table includes both interest and principal cash flows. The interest payments are computed using contractual rates or, if floating, based on the prevailing market rate at the balance sheet date. For cash flows denominated in currency other than Hong Kong dollars, the prevailing foreign exchange rates at the balance sheet date are used to convert the cash flows into Hong Kong dollars.

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but not exceeding 2 years HK$ million	More than 2 years but not exceeding 5 years HK$ million	More than 5 years HK$ million
The Group						
As at 31 December 2008						
Non-derivative financial liabilities						
Accounts payable and accruals	(320)	(320)	(320)	–	–	–
Rental deposits from tenants	(388)	(388)	(158)	(88)	(132)	(10)
Amounts due to minority shareholders	(327)	(327)	(327)	–	–	–
Unsecured bank loans	(920)	(970)	(21)	(85)	(864)	–
Floating rate notes	(550)	(557)	(557)	–	–	–
Fixed rate notes	(2,003)	(2,570)	(128)	(129)	(1,648)	(665)
Zero coupon notes	(278)	(430)	–	–	–	(430)
	(4,786)	(5,562)	(1,511)	(302)	(2,644)	(1,105)
As at 31 December 2007						
Non-derivative financial liabilities						
Accounts payable and accruals	(278)	(278)	(278)	–	–	–
Rental deposits from tenants	(339)	(339)	(124)	(104)	(107)	(4)
Amounts due to minority shareholders	(327)	(327)	(327)	–	–	–
Unsecured bank loans	(720)	(809)	(29)	(29)	(751)	–
Floating rate notes	(549)	(589)	(22)	(567)	–	–
Fixed rate notes	(1,362)	(1,866)	(99)	(99)	(1,668)	–
Zero coupon notes	(230)	(430)	–	–	–	(430)
	(3,805)	(4,638)	(879)	(799)	(2,526)	(434)

1. Financial Risk Management Objectives and Policies continued

(b) Liquidity Risk continued

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but not exceeding 2 years HK$ million	More than 2 years but not exceeding 5 years HK$ million	More than 5 years HK$ million
The Company						
As at 31 December 2008						
Non-derivative financial liabilities						
Other payable and accruals	(31)	(31)	(31)	-	-	-
Amounts due to subsidiaries	(59)	(59)	(59)	-	-	-
	(90)	(90)	(90)	-	-	-
As at 31 December 2007						
Non-derivative financial liabilities						
Other payable and accruals	(19)	(19)	(19)	-	-	-
Amounts due to subsidiaries	(42)	(42)	(42)	-	-	-
	(61)	(61)	(61)	-	-	-

1. Financial Risk Management Objectives and Policies continued

(b) Liquidity Risk continued

The following table details the Group's remaining contractual maturity for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash inflows (outflows) on the derivative instruments that settle on a net basis and undiscounted gross inflows (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by the prevailing market rate at the balance sheet date. For cash flows denominated in currency other than Hong Kong dollars, the prevailing foreign exchange rates at the balance sheet date are used to convert the cash flows into Hong Kong dollars.

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but not exceeding 2 years HK$ million	More than 2 years but not exceeding 5 years HK$ million	More than 5 years HK$ million
The Group						
As at 31 December 2008						
Derivative settled net						
Interest rate swaps	40	139	5	4	28	102
Derivative settled gross						
Forward foreign exchange contracts	2					
Outflow		(366)	(282)	(35)	(49)	–
Inflow		368	283	35	50	–
Cross currency and net basis swaps	75					
Outflow		(1,758)	(43)	(36)	(1,679)	–
Inflow		1,856	70	68	1,718	–
As at 31 December 2007						
Derivative settled net						
Interest rate swaps	(2)	41	–	2	8	31
Derivative settled gross						
Forward foreign exchange contracts	3					
Outflow		(201)	(83)	(34)	(84)	–
Inflow		206	85	35	86	–
Cross currency and net basis swaps	13					
Outflow		(1,659)	(57)	(52)	(1,550)	–
Inflow		1,707	64	64	1,579	–

At the balance sheet date, the Company has no derivative financial instruments.

1. Financial Risk Management Objectives and Policies continued

(c) Interest Rate Risk

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. The Group's policy is to maintain the proportion of borrowings in fixed rates and floating rates within an appropriate range. Accordingly, the Group entered into (i) interest rate swaps to hedge the interest rate risk of the Group's floating rate borrowings including bank loans and floating rate notes; and (ii) cross currency swaps and interest rate swaps to hedge the interest rate risk of certain amounts of the Group's fixed rate notes. The Group reviews the continuing effectiveness of hedging instruments at least at each balance sheet date and until the hedging instrument expires or is terminated or the hedge no longer meets the criteria for hedge accounting. The Group mainly used regression analysis and comparison of change in fair value of the hedging instruments and the hedged items for assessing the hedging effectiveness.

As at 31 December 2008, about 59.5% (2007: 60.1%) of the Group's gross debts were effectively on a floating rate basis. The ratio could be adjusted with changes to the interest rate trend going forward. In addition, the Group is exposed to (i) cash flow interest rate risk as the interest income derived from time deposits and bank balances is subject to interest rate changes; and (ii) fair value interest rate risk in relation to its held-to-maturity investments in fixed-rate debt securities. Other than the concentration of interest rate risk related to the movements in HIBOR, the Group has no significant concentration of interest rate risk.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to both derivative and non-derivative financial instruments that would have affected the profit or loss and equity. A change of 50 basis points ("bps") (2007: 75 bps) was applied to the yield curves at the balance sheet date. The applied change of bps represented management's assessment of the reasonably possible change in interest rates based on the current market conditions. The decrease in applied change of bps is mainly due to the lower prevailing market interest rates at the balance sheet date.

In management's opinion, the sensitivity analysis is unrepresentative of the interest rate risk as the year end exposure does not reflect the exposure during the year.

	The Group			
	Increase (decrease) in profit or loss		Increase (decrease) in equity	
	50 bps increase HK$ million	50 bps decrease HK$ million	50 bps increase HK$ million	50 bps decrease HK$ million
As at 31 December 2008	(1)	2	11	(12)
	75 bps increase HK$ million	75 bps decrease HK$ million	75 bps increase HK$ million	75 bps decrease HK$ million
As at 31 December 2007	2	(2)	1	(1)

1. Financial Risk Management Objectives and Policies continued

(d) Currency Risk

The Group aims to minimise its currency risk and does not speculate in currency movements. The majority of the Group's and the Company's assets are located, and all rental income are derived, in Hong Kong, and denominated in Hong Kong dollars. As at 31 December 2008, the Group held US$27 million listed debt securities and all of the Group's debts were denominated in Hong Kong dollars with the exception of the US$182 million 10-year fixed rate notes and the US$26 million bank loan. Other than concentration of currency risk of USD in relation to the US$182 million 10-year fixed rate notes, the US$26 million bank loan and the US$27 million listed debt securities, the Group has no other significant currency risk.

The Group has entered into appropriate hedging instruments, mentioned in notes 20(a)(i) and 20(b) to the financial statements, to hedge against the potential currency risk. The Group reviews the continuing effectiveness of hedging instruments at least at each balance sheet date and until the hedging instrument expires or is terminated or the hedge no longer meets the criteria for hedge accounting. The Group mainly used regression analysis and comparison of change in fair value of the hedging instruments and the hedged items for assessing the hedging effectiveness.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in exchange rate had occurred at the balance sheet date and had been applied to both derivative and non-derivative financial instruments that would have affected the profit or loss and equity. A change of 650 bps (2007: 300 bps) was applied to the HKD:USD spot rate at the balance sheet date with the upper and lower boundaries at 7.75 and 7.85 respectively due to the peg of Hong Kong dollars against US dollars. The applied change of bps represented management's assessment of the reasonably possible change in foreign exchange rates. As the HKD:USD spot rate as at the balance sheet date was close to 7.75, implying a greater room for increase in the exchange rate in the coming year, the applied change of bps is therefore increased. The forward points (the difference between spot rate and the forward rates) were assumed the same as the prevailing market forward points at respective balance sheet date.

	The Group			
	Increase (decrease) in profit or loss		Increase (decrease) in equity	
	650 bps increase HK$ million	650 bps decrease HK$ million	650 bps increase HK$ million	650 bps decrease HK$ million
As at 31 December 2008	(2)	–	3	–
	300 bps increase HK$ million	300 bps decrease HK$ million	300 bps increase HK$ million	300 bps decrease HK$ million
As at 31 December 2007	2	(2)	1	(1)

1. Financial Risk Management Objectives and Policies continued

(e) Equity Price Risk

The Group's available-for-sale investments and held-for-trading investments in listed securities are measured at fair value at each balance sheet date with reference to the listed share prices. Therefore, the Group is exposed to equity price risk and the management will monitor the price movements and take appropriate actions when it is required. As at 31 December 2007, the Group had outstanding equity derivatives. The equity derivatives are not qualified as hedging instrument and hence are measured at fair value through profit or loss.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in the corresponding equity prices had occurred at the balance sheet date and had been applied to the investments that would have affected the profit or loss and equity. A change of 25% (2007: 10%) in stock prices was applied at the balance sheet date. The applied change of percentage represented management's assessment of the reasonably possible change in stock prices. The increase in applied change of percentage is due to the increased volatility of stock prices during the year.

	The Group			
	Increase (decrease) in *profit or loss*		Increase (decrease) in equity	
	25% increase HK$ million	25% decrease HK$ million	25% increase HK$ million	25% decrease HK$ million
As at 31 December 2008	**–**	**–**	**246**	**(246)**
	10% increase *HK$ million*	10% decrease *HK$ million*	10% increase *HK$ million*	10% decrease *HK$ million*
As at 31 December 2007	(10)	9	251	(251)

2. Fair Value Estimation

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of listed investments traded on active liquid markets and classified as held for trading, available-for-sale financial assets and held-to-maturity investments are determined with reference to the published price quotations;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions; and
- the fair value of derivative instruments are calculated using quoted prices from independent financial institutions or using discounted cash flow analysis based on the applicable yield curves derived from quoted interest rates and quoted spot and forward foreign exchange rates. For the Company's share options, the fair value is estimated using Black-Scholes option pricing model.

The Directors consider that the carrying amounts of financial assets and financial liabilities measured at amortised costs approximate their fair values, except for the carrying amount of HK$2,003 million (2007: HK$1,362 million) fixed rate notes as stated in note 28 to the financial statements with fair value of HK$2,117 million (2007: HK$1,543 million).

3. Capital Risk Management

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The Group monitors its capital structure on the basis of a net debt to adjusted capital ratio. For this purpose, the Group defines net debt as borrowings as shown in the consolidated balance sheet less total cash and cash equivalents. Adjusted capital comprises all components of equity, adjusted by cumulative deferred tax provided on fair value gain on the investment and owner-occupied properties attributable to equity holders.

The management reviews the Group's net debt to adjusted capital ratio regularly and adjust the ratio through the payment of dividends, the issue of new share or debt, the repurchase of shares and the redemption of existing debt.

The net debt to adjusted capital ratio at the year end was as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Unsecured bank loans	**920**	720
Floating rate notes	**550**	549
Fixed rate notes	**2,003**	1,362
Zero coupon notes	**278**	230
Borrowings	**3,751**	2,861
Less: Held-to-maturity debt securities	**(700)**	–
Time deposits	**(964)**	(478)
Cash and bank balances	**(51)**	(6)
Net debt	**2,036**	2,377
Equity attributable to equity holders of the Company	**31,469**	31,652
Add: Group's share of cumulative deferred tax on properties revaluation	**3,191**	3,420
Adjusted capital	**34,660**	35,072
Net debt to adjusted capital	**5.9%**	6.8%

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

Five-Year Financial Summary

For the year ended 31 December 2008

	2008 HK$ million	2007 HK$ million	2006 HK$ million	2005 HK$ million	2004 HK$ million (restated)
Results					
Turnover	1,638	1,368	1,268	1,250	1,154
Property expenses	(217)	(208)	(240)	(237)	(259)
Gross profit	1,421	1,160	1,028	1,013	895
Investment income	63	98	147	38	27
Other gains and losses	146	302	201	(25)	15
Administrative expenses	(134)	(106)	(111)	(103)	(96)
Finance costs	(155)	(175)	(163)	(214)	(162)
Change in fair value of investment properties	(212)	3,131	2,576	4,226	–
Share of results of associates	590	452	120	241	39
Release of negative goodwill of associates	–	–	–	–	2
Reversal of impairment loss recognised in respect of investments in securities	–	–	–	–	63
Profit before taxation	1,719	4,862	3,798	5,176	783
Taxation	(1)	(745)	(558)	(856)	(140)
Profit for the year	1,718	4,117	3,240	4,320	643
Minority interests	(124)	(168)	(141)	(199)	(34)
Profit attributable to equity holders of the Company	1,594	3,949	3,099	4,121	609
Underlying profit for the year	1,201	1,158	1,012	1,005	609
Recurring underlying profit for the year	1,066	950	755	641	586
Dividends					
Dividends paid	644	549	474	420	381
Dividends proposed	562	498	422	369	315
Dividends per share (HK cents)	68.00	60.00	50.00	45.00	40.00
Earnings per share (HK$), based on:					
Profit for the year					
– basic	1.53	3.75	2.94	3.92	0.58
– diluted	1.53	3.75	2.94	3.92	0.58
Underlying profit for the year – basic	1.16	1.10	0.96	0.96	0.58
Recurring underlying profit for the year – basic	1.03	0.90	0.72	0.61	0.56
Performance Indicators					
Net debt to equity	5.9%	6.8%	7.9%	10.7%	24.9%
Net interest coverage (times)	10.2x	7.8x	6.9x	4.6x	5.5x
Net assets value per share (HK$)	30.23	30.51	26.37	23.42	19.59
Adjusted net assets value per share (HK$)	33.29	33.81	29.12	25.76	21.33
Net debt per share (HK$)	1.96	2.29	2.31	2.75	5.32
Year end share price (HK$)	12.52	22.25	20.35	19.20	16.35

	2008 HK$ million	2007 HK$ million	2006 HK$ million	2005 HK$ million	2004 HK$ million (restated)
Assets and Liabilities					
Investment properties	**35,850**	35,711	32,473	29,815	27,917
Interests in associates	**2,340**	1,601	1,272	1,147	855
Available-for-sale investments	**1,022**	2,479	1,745	1,256	1,018
Time deposit, cash and bank balances	**1,015**	484	385	1,402	22
Other assets	**1,309**	615	378	371	335
Total assets	**41,536**	40,890	36,253	33,991	30,147
Borrowings	**(3,751)**	(2,861)	(2,821)	(4,301)	(5,603)
Taxation	**(3,999)**	(4,180)	(3,574)	(3,077)	(2,332)
Other liabilities	**(1,076)**	(1,001)	(950)	(960)	(815)
Total liabilities	**(8,826)**	(8,042)	(7,345)	(8,338)	(8,750)
Net assets	**32,710**	32,848	28,908	25,653	21,397
Minority interests	**(1,241)**	(1,196)	(1,080)	(986)	(831)
Shareholders' funds	**31,469**	31,652	27,828	24,667	20,566
Adjusted shareholders' funds	**34,660**	35,072	30,729	27,134	22,399

Definitions:

(1) Underlying profit for the year: profit adjusted for group's share of unrealised fair value changes on investment properties net of deferred tax

(2) Recurring underlying profit for the year: underlying profit adjusted for aggregate of realised gain or loss on disposal of investment properties and available-for-sale investments, impairment, reversal, recovery and prior year tax provision

(3) Net debt to equity: borrowings less cash and cash equivalents divided by adjusted shareholders' funds

(4) Net interest coverage: gross profit less administrative expenses before depreciation divided by net interest expenses

(5) Net assets value/Adjusted net assets value per share: shareholders' funds/adjusted shareholders' funds divided by number of issued shares at year end

(6) Net debt per share: borrowings less cash and cash equivalents divided by number of issued shares at year end

(7) Adjusted shareholders' funds: shareholders' funds adjusted for cumulative deferred tax provided for fair value changes on properties

Note:
The figures for 2004 have been restated to reflect the prior year adjustments arising from (i) reclassification of certain investment properties of the Group to property, plant and equipment as a result of the application of HKAS 40 "Investment Property"; (ii) recognition of deferred taxation in respect of revalued investment properties in accordance with HK(SIC)INT-21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets"; and (iii) reclassification of leasehold interests in land to prepaid lease payments under operating leases according to HKAS 17 "Leases".

Report of the Valuer

To the Board of Directors
Hysan Development Company Limited

Dear Sirs,

Annual revaluation of investment properties as at 31 December 2008

In accordance with your appointment of Knight Frank Petty Limited to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the market value of the investment properties as at 31 December 2008 was in the approximate sum of Hong Kong Dollars Thirty Five Billion Eight Hundred Fifty Million Only (i.e. HK$35,850 million).

The investment properties have been valued individually, on market value basis, by reference to comparable market transactions and on the basis of capitalisation of the net income with due allowance for the reversionary income and redevelopment potential, without allowances for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
Knight Frank Petty Limited

Hong Kong, 20 February 2009

Schedule of Principal Properties

As at 31 December 2008

Investment Properties

	Address	Lot No.	Use	Category of the Lease	Percentage held by the Group
1.	**The Lee Gardens** 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29, Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2.	**Bamboo Grove** 74-86 Kennedy Road Mid-Levels Hong Kong	I.L. 8624	Residential	Medium-term lease	100%
3.	**Lee Gardens Two** 28 Yun Ping Road Causeway Bay Hong Kong	Sec. G of I.L. 29, Sec. A, O, F and H of I.L. 457, the R.P. of Sec. C, D, E and G of I.L. 457, Subsec. 1 of Sec. C, D, E and G of I.L. 457, Subsec. 2 of Sec. E of I.L. 457 and Subsec. 1, 2, 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
4.	**Leighton Centre** 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
5.	**Lee Theatre Plaza** 99 Percival Street Causeway Bay Hong Kong	I.L. 1452, the R.P. of I.L. 472 and 476	Commercial	Long lease	100%
6.	**Sunning Plaza** 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
7.	**Sunning Court** 8 Hoi Ping Road Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Residential	Long lease	100%
8.	**One Hysan Avenue** 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
9.	**AIA Plaza** 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%
10.	**111 Leighton Road** 111 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%
11.	**500 Hennessy Road** * Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%

* The property (the site of the former Hennessy Centre) is currently under redevelopment. The site has a registered site area of approximately 47,738 square feet. Demolition work for existing basement and sub-structure work are currently underway. The redevelopment has a projected gross floor area of around 710,000 square feet and is expected to be completed in 2011.

Shareholding Analysis

Share Capital

As at 31 December 2008:

	HK$	Number of Ordinary shares	Nominal Value HK$
Authorised share capital	7,250,000,000	1,450,000,000	5
Issued and fully paid-up capital	5,205,572,890	1,041,114,578	5

There was one class of ordinary shares of HK$5 each with equal voting rights.

Distribution of Shareholdings

(as at 31 December 2008, as per register of members of the Company)

Size of registered shareholdings	Number of shareholders	% of shareholders	Number of shares	% of the issued share capital *(Note)*
5,000 or below	2,578	68.89	4,781,921	0.46
5,001 – 50,000	995	26.59	15,262,447	1.47
50,001 – 100,000	91	2.43	6,808,391	0.65
100,001 – 500,000	55	1.47	11,359,998	1.09
500,001 – 1,000,000	3	0.08	2,298,394	0.22
Above 1,000,000	20	0.54	1,000,603,427	96.11
Total	**3,742**	**100**	**1,041,114,578**	**100**

Types of Shareholders

(as at 31 December 2008, as per register of members of the Company)

Type of shareholders	Number of shares held	% of the issued share capital *(Note)*
Lee Hysan Company Limited, Lee Hysan Estate Company, Limited and their subsidiaries	433,130,735	41.60
Other corporate shareholders	561,255,967	53.91
Individual shareholders	46,727,876	4.49
Total	**1,041,114,578**	**100**

Location of Shareholders

(as at 31 December 2008, as per register of members of the Company)

Location of shareholders	Number of shares held	% of the issued share capital *(Note)*
Hong Kong	1,035,412,143	99.45
United States and Canada	4,299,846	0.41
United Kingdom	1,132,138	0.11
Singapore	63,556	0.01
Others	206,895	0.02
Total	**1,041,114,578**	**100**

Note:
The percentages have been compiled based on the total number of shares of the Company in issue as at 31 December 2008 (i.e. 1,041,114,578 ordinary shares).

Shareholder Information

Financial Calendar

Full year results announced	10 March 2009
Ex-dividend date for final dividend	12 May 2009
Closure of register of members	14 to 18 May 2009
Annual General Meeting	18 May 2009
Record date for final dividend	18 May 2009
Dispatch of scrip dividend circular and election form	(on or about) 20 May 2009
Dispatch of final dividend warrants / definitive share certificates	(on or about) 9 June 2009
2009 interim results to be announced	11 August 2009*

* subject to change

Dividend

The Board recommends the payment of a final dividend of HK54 cents per share. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Monday, 18 May 2009. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Wednesday, 20 May 2009. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Wednesday, 3 June 2009.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be dispatched to shareholders on or about Tuesday, 9 June 2009.

The register of members will be closed from Thursday, 14 May 2009 to Monday, 18 May 2009, both dates inclusive, for the purpose of determining shareholders' entitlements to attend and vote at the Annual General Meeting to be held on 18 May 2009 (the "AGM") and the proposed final dividend, during which period no transfer of shares will be registered. In order to qualify for attending and voting at the AGM and the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Wednesday, 13 May 2009.

Share Listing

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. It has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

Stock Code

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticket Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

Shareholder Services

For enquiries about share transfer and registration, please contact the Company's Registrars:

Tricor Standard Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone: (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Annual Report is printed in English and Chinese language and is available on our website at www.hysan.com.hk. Shareholders may at any time choose to receive the Annual Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Annual Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Annual Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Annual Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website at www.hysan.com.hk.

Investor Relations

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company at:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

Our Website

Press releases and other information of the Group can be found at our Internet website: "www.hysan.com.hk".

Photography: Buildings - Kerun Ip · Corporate Values (p.5) - Bobby Lee · Dennis Fung

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T 852 2895 5777   F 852 2577 5153
www.hysan.com.hk

Q1 2009

Interim report for the period from 1 January to 31 March 2009



KRONES

Key figures at a glance		Q1 2009	Q1 2008	Change
Sales	€m	482.3	595.2	–19.0%
New orders, cumulative, including Lifecycle Service	€m	414.5	607.3	–31.7%
Orders on hand at 31 March, including Lifecycle Service	€m	769.6	903.0	–14.8%
Capital expenditures	€m	22.0	15.7	40.1%
Employees at 31 March				
Worldwide		10,273	9,853	4.3%
Germany		8,206	7,942	3.3%
Earnings per share	€	–0.17	0.98	–
EBITDA	€m	8.2	57.1	–85.6%
EBIT	€m	–5.9	45.4	–
EBT	€m	–4.0	45.6	–
Consolidated earnings	€m	–5.1	30.7	–
Cash flow, gross	€m	9.0	42.4	–78.8%

Dear shareholders and friends of KRONES,

One year ago, we declared confidently in our first quarterly report for 2008 that demand for our products is not heavily dependent on economic cycles. Although the global economy was on course for recession even then, the years of growth KRONES had been enjoying continued throughout the first three months of 2008. What even highly acclaimed economists were unable to prophesy twelve months ago is now a certainty: the current economic crisis is on a scale far exceeding the kind of »normal« downturn against which our business model would undoubtedly have proved resilient. What we are witnessing is a de facto collapse of the global economy which naturally has made our customers in the food and beverages industry wary about investing. What projects there are in the pipeline, moreover, are proving difficult to finance because of the banks' reluctance to provide loans.

The figures for the first quarter of 2009 show all too clearly that the economic crisis has now reached KRONES as well. Sales in the months January to March 2009 were down 19% on the previous year at €482.3m, while new orders fell nearly 32% to €414.5m, so that we have had to close the first quarter with an EBT of –€4.0m.

The Executive Board began its counteroffensive by adopting a whole raft of measures back in the fourth quarter of 2008. The restructuring already in progress reflects the need for swift action. But we are also working on strengthening our company's long-term standing. These short-term measures will therefore be followed by still more structural changes in the months to come.

We cannot prevent the global crisis, but thanks to our solid finances and an excellent credit rating, we stand every chance of being able to emerge from this crisis as one of the winners.

Volker Kronseder Chairman of the Executive Board	Hans-Jürgen Thaus Deputy Chairman of the Executive Board

The global economy is shrinking

Turmoil on the financial markets has plunged the global economy into a serious crisis.

2009 will likely see the industrialised nations in deep recession. Blame for the poor economic prospects can be laid on the crisis in the financial markets, which is having a huge knock-on effect on the real economy. The International Monetary Fund (IMF) expects the global economy to shrink by 0.5% to 1.0% in 2009.

Whether the stimulus packages adopted in various countries will have an impact at all remains to be seen. But the important indicators leave little room for hope that the global economy will pull out of its tailspin in the near future. Industrial production in the USA fell continuously throughout the first quarter, so that by March, industrial capacity was at its lowest since 1967. IWF economists expect gross domestic product (GDP) in the USA to fall by 2.6% in 2009. And the outlook in Europe is even worse, with the IMF predicting a decline of 3.2% for the eurozone.

The global economic collapse has hit Germany especially hard because of the dominance of its export industry. The first quarter of 2009 saw GDP shrink by more than two percent compared with the same period last year. The IFO Business Climate Index, one of the most important early warning systems, is still falling and most economic institutes expect Germany's GDP to drop by more than 4% for the year as a whole.

Orders for machinery in decline

After five consecutive years of growth, the German machine construction industry is now facing a dramatic slump in 2009. New orders from both Germany and abroad have been in decline for months. In February 2009 the volume of new orders was a whole 49% down on the previous year. Domestic business plummeted 45%, while demand from the rest of the world dropped to half last year's level. The three-month period from December 2008 to February 2009, a period that tends to be less susceptible to short-term fluctuations, saw a year-on-year fall in orders of 44%. The 7% decline in production forecast in early February by the German Engineering Federation (VDMA) had to be corrected within a matter of weeks. The VDMA now expects production to fall by between 10% and 20% in the course of this year.

New orders received by German machinery and industrial equipment manufacturers


From Germany
From rest of world
150
140
130
120
110
100
90
80
70
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Price-adjusted index, basis: 2005 = 100

Source VDMA, 1 April 2009

Quarterly sales 19% down on last year

The global downturn weighed heavily on KRONES' performance in the first quarter of 2009. At €482.3m, sales in the months January to March 2009 were 19% below those reported for Q1 2008. Whereas in the first quarter of 2008 we profited from both an exceptionally vigorous machinery sector and buoyant demand for lines for beverage production and bottling, KRONES was hit hard by the sharp fall in investment activity in the period under review.

Above all the market for single machines has become very competitive and in the first three months of the year KRONES chose to forego sales without adequate margins.

While sales of new machines went into decline, the first quarter saw continued growth in our service business, indicating that our major strategic expansion of this area is paying off. The focus is on regions in which we have sold large numbers of new machines in recent years, such as Africa and Russia.

KRONES Group sales in €m, 1 Jan – 31 March


404.5
451.6
505.0
595.2
482.3
2005
2006
2007
2008
2009

After a long period of sustained growth, KRONES' sales fell year-on-year in Q1 2009.

Sales by region

From January to March 2009, our sales in Germany rose by 34.1% year-on-year to €88.4m (previous year: €65.9m), a result that is attributable mainly to invoice timing.

That our European sales fell 47.6% from €293.6m in Q1 2008 to €153.9m in the period under review has to do with the ailing economy in Western Europe. The economic collapse in parts of Eastern Europe also had a negative impact on our sales.

Sales in the rest of the world on the other hand increased by 1.8% from €235.7m in Q1 2008 to €240.0m in Q1 2009. While we continued to grow in regions such as Asia, South America and Africa, sales by KRONES in North America shrank.

Orders intake well below last year's level

One knock-on effect of the global economic crisis was a slowdown in investment activity on the part of our customers in Q1 2009. From January to March 2009, KRONES' orders intake fell 31.7% year-on-year from €607.3m to €414.5m. Average order volume decreased at the same time owing to the difficulty of financing large-scale projects at present. There was no demand at all for green field projects, i.e. projects in which KRONES, as the general contractor, oversees the construction of an entire beverage production plant.

In many regions, the economic downturn accelerated in the first quarter of 2009. This put a dampener on investment activity by KRONES' customers.

The sharpest fall in orders in the first quarter of 2009 was felt by KRONES in those regions in which the economic downturn actually worsened in the first few weeks of the year, including both Eastern and Western Europe. The order situation in China and Africa, on the other hand, is comparatively good.

Orders on hand have fallen

KRONES began the year 2009 cushioned by orders on hand worth €837m. This level fell in the first three months of the year and by 31 March had reached €769.6m (previous year: €903.0m).

KRONES Group new orders in €m,
1 Jan – 31 March


441.5
488.5
557.1
607.3
414.5
2005
2006
2007
2008
2009

KRONES Group orders on hand in €m
at 31 March


686.0
727.5
798.8
903.0
769.6
2005
2006
2007
2008
2009

KRONES' has more than 10,000 employees

At the end of the first quarter of 2009, KRONES employed 10,273 people worldwide, of which 8,206 were in Germany. This represents a decrease of 60 compared with 31 December 2008. KRONES was training 438 young people as at 31 March 2009.

KRONES reports loss in first quarter

KRONES' earnings before taxes in the first quarter of 2009 deteriorated year-on-year from €45.6m to –€4.0m due to the sharp fall in sales. Although we have already implemented extensive cost-reduction measures in the first quarter, these will not be felt in full until later in fiscal 2009. Personnel costs, which remain high, were the main contributory factor in the unsatisfactory quarterly figures.

As we firmly believe that our markets will grow again in the long term, we intend to retain our permanent staff. This is having an additional dragging impact on earnings in the difficult economic climate. In the medium and long term, however, it is crucial to have sufficiently qualified personnel in the company.

KRONES slipped into negative territory due to a sharp drop in sales in the first quarter of 2009.

KRONES Group earnings before taxes (EBT) in €m, 1 Jan – 31 March


29.1
30.5
36.1
45.6
–4.0
2005
2006
2007
2008
2009

KRONES Group earnings after taxes in €m, 1 Jan – 31 March


17.4
19.1
22.9
30.7
–5.1
2005
2006
2007
2008
2009

Following after-tax earnings of €30.7m in the first quarter of 2008, KRONES posted a loss after tax of €5.1m in the three months from January to March 2009. Earnings per share declined from €0.98 to –€0.17.

KRONES Group earnings per share in €, 1 Jan – 31 March


0.55
0.60
0.72
0.98
–0.17
2005
2006
2007
2008
2009

KRONES Group earnings structure in €m

	2009 1 Jan–31 Mar	2008 1 Jan–31 Mar	Change
Sales revenues	**482.3**	595.2	–19.0%
Changes in inventories of finished goods and work in progress	**–26.5**	5.4	
Total operating revenue	**455.8**	600.6	–24.1%
Goods and services purchased	**–234.2**	–310.5	–24.6%
Personnel expenses	**–160.0**	–160.8	–0.5%
Other operating income (expenses) and own work capitalised	**–53.4**	–72.2	–26.0%
EBITDA	**8.2**	57.1	–85.6%
Depreciation, amortisation, and write-downs on non-current assets	**–14.1**	–11.7	20.5%
EBIT	**–5.9**	45.4	–
Net financial income (expense)	**1.9**	0.2	–
EBT	**–4.0**	45.6	–
Taxes on income	**–1.1**	–14.9	–92.6%
Consolidated earnings	**–5.1**	**30.7**	–

The unchanging high personnel costs had a significant negative impact on KRONES' earnings in the reporting period.

The abridged income statement shows that the drop in sales in the quarter under report impacted heavily on KRONES' earnings due to the high level of fixed costs, largely incurred in human resources. Strategic reasons led us to refrain from compulsory redundancies despite the poor business situation. This and the fact that we did not introduce short-time working in the reporting period meant that personnel expenses in the period January to March 2009 were, at €160.0m, almost as high as in the first quarter of 2008 (€160.8m). The personnel expenses ratio, i.e. the ratio of personnel expenses to the total operating revenue of €455.8m, worsened from 26.8% to 35.1%.

At €234.2m, expenses for goods and services purchased declined 24.6% on the previous year, which was more than proportionately. The »services purchased« item of the expenses for goods and services purchased includes expenses for temporary workers. With KRONES having made only limited use of temporary workers in the first quarter of 2009, the cost of purchased services fell by some €18m compared with the previous year. The ratio of goods and services purchased to total operating revenue slipped from 51.7% to 51.4%.

At –€53.4m the balance of other operating income and expenses and own work capitalised improved €18.8m. Here we see the first effects of our savings measures in response to the increasingly difficult business environment.



Cash flow

Consolidated cash flow statement in € m

	2009 1 Jan–31 Mar	2008 1 Jan–31 Mar	Change in €m
EBT	**–4.0**	**45.6**	–49.6
Cash flow from operating activities	**–54.7**	–22.8	–31.9
Cash flow from investing activities	**–24.8**	–15.2	–9.6
Free cash flow	**–79.5**	**–38.0**	–41.5
Cash flow from financing activities	**20.0**	26.7	–6.7
Net change in cash and cash equivalents	**–59.5**	–11.3	–48.2
Change in cash and cash equivalents arising from exchange rates	**–0.4**	0.2	–0.6
Cash and cash equivalents at the beginning of the period	**108.4**	53.8	54.6
Cash and cash equivalents at the end of the period	**48.5**	**42.7**	5.8

Our cash flow suffered from the sharp decrease in earnings.

KRONES' cash flow from operating activities (operative cash flow) deteriorated €31.9m year-on-year in the first quarter of 2009 to –€54.7m. This can be attributed both to the drop of nearly €50m in pre-tax earnings combined with higher tax pre-payments and to the fact that the advance payments received decreased around 21% for business reasons. That we were able to achieve a sizeable reduction in our inventories and trade receivables in the first quarter had a positive impact on the operative cash flow.

KRONES invested €22.0m (previous year: €15.7m) in property, plant and equipment, and intangible assets in the first quarter. Capital expenditures for intangible assets rose because KRONES is spending more on research and development in preparation for »drinktec«, the global industry's most important trade fair, in September 2009. In the period under report we also boosted our indirect and direct stake in the subsidiary KOSME from 70% to 100%. Free cash flow, i.e. operative cash flow less capital expenditure, came to –€79.5m in the first quarter of 2009 (previous year: –€38.0m).

KRONES started a share buyback programme in January 2009. By the end of March 2009 the company had bought €20.2m worth of treasury shares on the stock market. To optimise its financing position, the company drew on €40.7m in credit lines (previous year: €27.2m) by the end of the first quarter. Taking into account changes due to exchange rates, KRONES had cash and cash equivalents of €48.5m (previous year: €42.7m) at 31 March 2009.

KRONES Group capital expenditures for intangible assets and property, plant and equipment in €m, 1 Jan – 31 March



22.0
17.2
17.6
15.7
14.0
2005
2006
2007
2008
2009

Balance sheet structure

KRONES Group asset and capital structure, in € m

	31 Mar 2009	31 Dec 2008	31 Dec 2007	31 Dec 2006
Non-current assets	**537**	534	475	430
of which property, plant and equipment, intangible assets, and financial assets	**490**	482	422	374
Current assets	**1,180**	1,291	1,209	1,042
of which cash and equivalents	**49**	108	54	58
Equity	**760**	790	708	629
Total debt	**957**	1,035	976	843
Non-current liabilities	**143**	144	155	147
Current liabilities	**814**	891	821	696
Total	**1,717**	**1,825**	**1,684**	**1,472**

KRONES has a solid balance sheet structure. At the end of March 2009 its equity ratio was 44.3%.

The decline in business brought the balance sheet total of the KRONES Group down to €1,716.9m by the end of March 2009 from the €1,752.2m recorded the previous year. The balance sheet total slipped nearly 6% compared with the total at the balance sheet date for 2008.

Property, plant and equipment, intangible assets, and financial assets amounted to €490.2m at the end of the first quarter (31 December 2008: €482.0m). At €389.8m, property, plant and equipment account for the lion's share. The more than 40% increase in intangible assets to €84.9m compared with the balance sheet at 31 March 2008 reflects above all the development costs incurred by KRONES for the development of new products in preparation for the »drinktec« trade fair in September 2009. At the end of the first quarter of 2009 the company had total non-current assets of €536.9m (31 December 2008: €534.3m).

KRONES ran down inventories and trade receivables in the first three months of 2009. That liquid assets decreased nearly €60m compared with the 2008 balance sheet date is due partly to the share buyback programme implemented by the company. By 31 March KRONES had acquired shares totalling €20.2m in value on the stock market. Current assets stood at €1,180.0m (31 December 2008: €1,290.8m) at the end of the quarter under report.

At 31 March 2009 the non-current liabilities of KRONES, largely provisions for pensions and other provisions, amounted to €142.5m (31 December 2008: €144.1m). The main individual items in the current liabilities of €814.3m are advance payments received and other liabilities and accruals.

At the end of the first quarter of 2009 KRONES had €760.1m in equity, which was down €20.2m due to the share buyback programme now in place. The equity ratio was 44.3%. The very sound capital structure of KRONES is a good foundation for surviving, and exploiting opportunities during, the economic downturn.

Report from the segments

Sales by segment 1 Jan to 31 March 2009


Machines/lines
for product filling
and decoration
89.3%* (€430.8m)
Machines/lines
for beverage production/
process technology
7.2%* (€34.8m)
Machines/lines for
the low output range
(KOSME)
3.5%* (€16.7m)

* Share of consolidated sales totalling €482.3m

Sales by segment 1 Jan to 31 March 2008

Machines/lines
for product filling
and decoration
83.6%** (€497.6m)

Machines/lines
for beverage production/
process technology
13.0%** (€77.4m)

Machines/lines for
the low output range
(KOSME)
3.4%** (€20.2m)

** Share of consolidated sales totalling €595.2m

Segment revenues

Our core segment saw the smallest drop in sales in the first quarter.

From January to March 2009 KRONES' core segment, »machines and lines for product filling and decoration«, suffered a 13.4% drop in sales on the previous year, down from €497.6m to €430.8m. The segment's sales in the reporting period were achieved largely with machines for producing plastic bottles (PET bottles) and the associated filling lines. In the first quarter the segment accounted for 89.3% (previous year: 83.6%) of consolidated sales.

At €34.8m, sales in the segment »machines and lines for beverage production/ process technology« were 55.0% lower in the first quarter of 2009 than in the previous year. In the first quarter of 2008 KRONES had profited from lively demand for brewhouses. The number of realised projects declined sharply in the first three months of the current fiscal year due to invoice timing. After 13.0% in the same quarter of 2008, this segment contributed only 7.2% to consolidated sales in the first quarter of 2009.

Sales in KRONES' smallest segment, »machines and lines for the low output range (KOSME)«, shrank 17.3%. KOSME thus performed better in the first quarter than the market as a whole, which suffered a much greater drop in volume. The segment's share of consolidated sales climbed to 3.5% from 3.4% in the same quarter of the previous year.

Segment earnings

Pre-tax earnings in the segment »machines and lines for product filling and decoration« declined €44.7m year-on-year to stand at –€0.9m in the first quarter of 2009. Earnings were negatively impacted both by the strain on price quality from the weakness of the sector and by the lower utilisation of production capacity. In the first quarter the EBT margin, i.e. earnings before tax relative to segment sales, dropped from 9.0% to –0.2% compared with the same period last year.

All three KRONES segments moved into the red in the quarter under report.

The collapse of sales in the segment »machines and lines for beverage production/ process technology«, which was also due to invoice timing, had a severe effect on quarterly results, with pre-tax earnings falling €4.1m from €1.4m to –€2.7m. In the quarter under review the EBT margin fell year-on-year from 1.8% to –7.8%.

Last year KRONES optimised all processes and workflows in the segment »machines and lines for the low output range (KOSME)«. These efforts had a positive effect in the first quarter of 2009. Although sales were well down on the previous year, pre-tax earnings improved by comparison with the first quarter of 2008, rising from –€0.5m to –€0.4m. The EBT margin was –2.4% (previous year: –2.5%).

Product filling and decoration		2009 1 Jan–31 Mar	2008 1 Jan–31 Mar
EBIT	in €m	**–2.8**	44.4
EBT	in €m	**–0.9**	44.7
EBT margin	in %	**–0.2**	9.0

Beverage production/process technology		2009 1 Jan–31 Mar	2008 1 Jan–31 Mar
EBIT	in €m	–3.0	1.3
EBT	in €m	–2.7	1.4
EBT margin	in %	–7.8	1.8

KOSME		**2009** **1 Jan–31 Mar**	2008 1 Jan–31 Mar
EBIT	in €m	**–0.1**	–0.3
EBT	in €m	**–0.4**	–0.5
EBT margin	in %	**–2.4**	–2.5

Share prices under pressure in first quarter

The financial crisis and worsening economic data ensured that stock markets began the year in a downbeat mood. The DAX fell almost 25% to about 3650 points by the beginning of March. Optimistic comments from some bank directors on business trends in their institutions combined with the fact that for the first time in 40 years the US central bank, the FED, wants to buy American government bonds and flood the market with liquidity triggered a sharp recovery in prices. The DAX closed on 31 March 2009 at 4085 points, 15.1% down on the start of the year.

As banking and insurance stocks have little weight in the MDAX, it was unable to gain from the »March rise« led by the financial industry, slumping 21% in the first quarter. The KRONES share fared a little worse from January to March 2009. At nearly €24, our share was trading 22.8% lower at the end of the quarter than at the start of the year. In addition to the general weakness of the stock markets and disappointing figures from the entire machine construction industry, the price was also hit by the prospects for the current fiscal year.

The KRONES share, 1 January – 31 March 2009


32.00
31.00
30.00
29.00
28.00
27.00
26.00
25.00
24.00
23.00
22.00
21.00
January
February
March
KRONES share
MDAX (indexed)

The KRONES share came under pressure in the first quarter. The price fell about as heavily as the MDAX.

Share buyback programme started

The Executive Board firmly believes that the KRONES share price does not adequately reflect the company's earnings power and future prospects. Using the authority given to it by the general meeting of 18 June 2008, it therefore decided on 21 January 2009 to acquire up to 10% of the equity capital, 3,159,307 shares, on the stock market. The consideration per share (excluding ancillary purchase costs) must be not less than €22.61 and not more than €27.64. At 23 April 2009, 1,197,000 shares had been bought back at an average price of €25.91. The current status of the share buyback is published regularly on our website at http://krones.de/en/investor_relations/8352.htm.

KRONES expects a difficult fiscal 2009

KRONES is combating the effects of the economic crisis with an extensive action plan under the name »Conversion«.

The unprecedented general economic situation makes it impossible to offer a reliable prediction for consolidated earnings in 2009. We can only assume that the world financial and economic crisis will continue to have a significant impact on KRONES' sales and earnings as the year progresses. Should our customers' reluctance to invest continue for longer at the level we are now experiencing and should sales collapse as the result, we will no longer be able to exclude the possibility of negative consolidated earnings for 2009. We expect our markets to recover in 2010.

In the fourth quarter of 2008 the Executive Board had already begun to counteract the drop in earnings expected from the global economic crisis by implementing an extensive action plan under the name »Conversion«. These measures include the termination of more than 800 temporary and fixed-term contracts as well as even more flexible working hours and insourcing measures. We are also utilising natural fluctuation, planning extensive short-time working, and re-examining planned investments. These short-term measures will be followed in the months ahead by structural changes which we are in the process of planning. This is intended to enable KRONES to recover better and more quickly from the economic trough than its competitors and to continue expanding its leading role. The very solid net worth and financial position of the group is a key safety factor in the global crisis. We expect to see our markets return to growth in the long term. Our products and services in the »food and drink« segment put us very close to consumers, enabling us to profit indirectly from the growth in the world's population and rising global prosperity.

In September 2009 Munich will host »drinktec«, the most important worldwide industry trade fair for KRONES. KRONES will use this show, which is only held every 4 years, as an opportunity to convince customers of the benefits of our innovative capacity and solutions expertise at this difficult time. The company expects to return very quickly to its usual strength after the economic crisis is over.

Consolidated balance sheet

Assets	31 Mar 2009 in €m	in €m	31 Dec 2008 in €m	in €m
Intangible assets	84.9		79.8	
Property, plant and equipment	389.8		386.7	
Financial assets	15.5		15.5	
Property, plant and equipment, intangible assets, and financial assets	**490.2**		**482.0**	
Deferred tax assets	10.0		9.3	
Trade receivables	17.8		24.8	
Current tax receivables	12.4		12.1	
Other assets	6.5		6.1	
Non-current assets		**536.9**		**534.3**
Inventories	559.2		568.6	
Trade receivables	490.2		529.0	
Current tax receivables	4.2		5.1	
Other assets	77.9		79.7	
Cash and cash equivalents	48.5		108.4	
Current assets		**1,180.0**		**1,290.8**
Total		**1,716.9**		**1,825.1**

Equity and liabilities	31 Mar 2009		31 Dec 2008	
	in €m	**in €m**	in €m	in €m
Equity*		**760.1**		**790.0**
Provisions for pensions	75.9		74.5	
Deferred tax liabilities	14.0		14.7	
Other provisions	40.8		40.7	
Liabilities to banks	0.6		0.6	
Trade payables	0.0		0.1	
Other financial liabilities	5.1		7.1	
Other liabilities	6.1		6.4	
Non-current liabilities		**142.5**		**144.1**
Other provisions	116.5		121.4	
Provisions for taxes	14.8		17.2	
Liabilities to banks	40.7		0.1	
Advance payments received	228.5		288.7	
Trade payables	133.1		160.4	
Other financial liabilities	18.3		37.1	
Other liabilities and accruals	262.4		266.1	
Current liabilities		**814.3**		**891.0**
Total		**1,716.9**		**1,825.1**

*The decrease in equity and liabilities of €20.2m at 31 March 2009 results from the share buyback programme now in place.

Consolidated income statement

	2009 1 Jan–31 Mar in €m	2008 1 Jan–31 Mar in €m	Change in %
Sales revenues	**482.3**	**595.2**	**–19.0**
Changes in inventories of finished goods and work in progress	–26.5	5.4	
Total operating revenue	**455.8**	**600.6**	**–24.1**
Goods and services purchased	–234.2	–310.5	–24.6
Personnel expenses	–160.0	–160.8	–0.5
Other operating income (expenses) and own work capitalised	–53.4	–72.2	–26.0
Depreciation, amortisation, and write-downs on non-current assets	–14.1	–11.7	20.5
EBIT	**–5.9**	**45.4**	
Net financial income (expense)	1.9	0.2	
Earnings before taxes (EBT)	**–4.0**	**45.6**	
Taxes on income	–1.1	–14.9	–92.6
Consolidated earnings	**–5.1**	**30.7**	
Profit (loss) share of minority interests	0.0	–0.2	
Profit (loss) share of shareholders of KRONES Group	–5.1	30.9	
Earnings per share (diluted/basic) in €	–0.17	0.98	

Consolidated cash flow statement

	2009 1 Jan–31 Mar in €m	2008 1 Jan–31 Mar in €m
Earnings before taxes	**–4.0**	**45.6**
Depreciation and amortisation	14.1	11.7
Decrease (previous year: increase) in provisions	–3.4	20.8
Deferred tax item changes recognised in income	–1.4	2.6
Interest expenses and interest income	–1.3	–0.1
Proceeds and losses from the disposal of non-current assets	0.0	0.1
Other non-cash income and expenses	0.2	–1.5
Decrease (increase) in inventories, trade receivables and other assets not attributable to investing or financing activities	76.4	–76.9
Decrease in trade payables and other liabilities not attributable to investing or financing activities	–114.2	–15.2
Cash generated from operating activities	**–33.6**	**–12.9**
Interest paid	–0.4	–1.2
Income taxes paid and refunds received	–20.7	–8.7
Cash flow from operating activities	**–54.7**	**–22.8**
Cash payments to acquire intangible assets	–10.4	–5.4
Proceeds from the disposal of intangible assets	0.0	0.1
Cash payments to acquire property, plant and equipment	–11.6	–10.3
Proceeds from the disposal of property, plant and equipment	0.0	0.7
Cash payments to acquire financial assets	0.0	–1.0
Cash payments to acquire shares in associated enterprises	–3.1	0.0
Interest received	0.3	0.7
Cash flow from investing activities	**–24.8**	**–15.2**
Acquisition of treasury shares	–20.2	0.0
Proceeds from new borrowing	40.6	27.1
Cash payments to pay lease liabilities	–0.4	–0.4
Cash flow from financing activities	**20.0**	**26.7**
Net change in cash and cash equivalents	–59.5	–11.3
Change in cash and cash equivalents arising from exchange rates	–0.4	0.2
Cash and cash equivalents at the beginning of the period	**108.4**	**53.8**
Cash and cash equivalents at the end of the period	**48.5**	**42.7**

Consolidated statement of changes in equity

	Parent company							Minority interest	Group equity
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity	Equity	
	in €m	in €m	in €m	in €m	in €m	in €m	in €m	in €m	in €m
At 31 December 2007	**40.0**	**103.7**	**409.3**	**–5.7**	**0.7**	**158.4**	**706.4**	**1.6**	**708.0**
Consolidated net income Q1 2008						30.9	**30.9**	–0.2	**30.7**
Currency differences				–4.7			**–4.7**		**–4.7**
Hedge accounting					1.3		**1.3**		**1.3**
At 31 March 2008	**40.0**	**103.7**	**409.3**	**–10.4**	**2.0**	**189.3**	**733.9**	**1.4**	**735.3**
Dividend payment (€0.70 per share)						–22.1	**–22.1**		**–22.1**
Consolidated net income 9 months 2008						76.1	**76.1**	–0.2	**75.9**
Allocation to retained earnings			67.4			–67.4	**0.0**		**0.0**
Currency differences				1.4			**1.4**		**1.4**
Hedge accounting					–0.5		**–0.5**		**–0.5**
At 31 December 2008	**40.0**	**103.7**	**476.7**	**–9.0**	**1.5**	**175.9**	**788.8**	**1.2**	**790.0**
Consolidated net income Q1 2009						–5.1	**–5.1**	0.0	**–5.1**
Treasury shares		–20.2					**–20.2**		**–20.2**
Currency differences				–0.4			**–0.4**		–0.4
Changes in the consolidated group			–2.6				**–2.6**	–1.2	–3.8
Hedge accounting					–0.4		**–0.4**		–0.4
At 31 March 2009	**40.0**	**83.5**	**474.1**	**–9.4**	**1.1**	**170.8**	**760.1**	**0.0**	**760.1**

Statement of income and expenses reported in the group equity

	2009 1 Jan–31 Mar in €m	2008 1 Jan–31 Mar in €m
Consolidated earnings	–5.1	30.7
Difference from currency translation	–0.4	–4.7
Derivative financial instruments	–0.4	1.3
Total income and expenses reported directly in the equity	–0.8	–3.4
Total income and expenses reported in the equity	**–5.9**	**27.3**
of which minority interests	0.0	–0.2
of which KRONES Group interests	–5.9	27.5

KRONES group segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES Group	
	2009 1 Jan–31 Mar in €m	2008 1 Jan–31 Mar in €m	2009 1 Jan–31 Mar in €m	2008 1 Jan–31 Mar in €m	2009 1 Jan–31 Mar in €m	2008 1 Jan–31 Mar in €m	2009 1 Jan–31 Mar in €m	2008 1 Jan–31 Mar in €m
Sales revenues	430.8	497.6	34.8	77.4	16.7	20.2	482.3	595.2
EBIT	–2.8	44.4	–3.0	1.3	–0.1	–0.3	–5.9	45.4
EBT	–0.9	44.7	–2.7	1.4	–0.4	–0.5	–4.0	45.6
EBT margin	–0.2%	9.0%	–7.8%	1.8%	–2.4%	–2.5%	–0.8%	7.7%
Employees at 31 March*	9,023	8,465	583	533	518	487	10,124	9,485

* Consolidated group

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 31 March 2009 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations and of standards being applied for the first time is on page 30.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRSs, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity and cash flow statement.

The »nature of expense« method has been used for the income statement. The Group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 31 March 2009 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

Smefin S.R.L., Roverbella, Italy was acquired in fiscal 2009 and consolidated along with KRONES O.O.O., Moscow, Russian Federation and KRONES (Thailand) Co. Ltd., Bangkok, Thailand.

KRONES AG holds a direct 100% stake in these companies. The acquisition of Smefin S.R.L., Roverbella, Italy means that KRONES AG holds an indirect and direct 100% stake in KOSME S.R.L., Roverbella, Italy. The first-time consolidation of the new shares was effected at the time of acquisition.

A complete presentation of investment holdings will be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies. They were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

This also applies for inter-company profits from deliveries effected or services rendered between Group companies provided the amounts from these transactions are still held by the Group at the reporting date.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept (IAS 21) using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. In the consolidated financial statements, assets and liabilities are thus translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the annual financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the Group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Mar 2009	31 Dec 2008	2009	2008
us dollar	USD	1.333	1.398	1.308	1.498
British pound	GBP	0.930	0.959	0.910	0.757
Swiss franc	CHF	1.518	1.488	1.498	1.601
Danish krone	DKK	7.448	7.452	7.452	7.454
Canadian dollar	CAD	1.669	1.717	1.625	1.505
Japanese yen	JPY	131.100	126.400	122.265	157.732
Brazilian real	BRL	3.099	3.257	3.043	2.612
Chinese renminbi (yuan)	CNY	9.101	9.536	8.955	10.745
Mexican peso	MXN	18.881	19.259	18.796	16.205
Ukrainian hryvnia	UAH	10.656	10.692	10.750	6.937
South African rand	ZAR	12.680	13.170	13.010	11.309
Kenyan shilling	KES	106.830	108.660	107.719	104.245
Nigerian niara	NGN	196.070	189.650	194.667	177.834
Thai baht	THB	47.210	48.450	46.570	45.806
Russian rouble	RUB	45.150	42.420	44.482	36.284

Accounting policies

The annual financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment«.

Research and development costs

Development costs of the KRONES Group are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

No goodwill was acquired in Q1 2009.

Property, plant and equipment

Property, plant and equipment of the KRONES Group are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as cost.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

Useful life	In years
Buildings	14 to 50
Technical equipment and machines	5 to 18
Furniture and fixtures and office equipment	3 to 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount in profit or loss, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

Leases

Leases in which the KRONES Group, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

Because there is no active market for the financial assets, they are recognised at amortised cost.

The fair values and carrying amounts are based on market rates and observable ongoing market transactions.

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments and are explained in the notes to the relevant measurement categories.

Pursuant to IAS 39, the classes under IFRS 7 also include cash proceeds and liabilities from finance leases in addition to the categories listed above.

Disclosures about risk reporting as specified under IFRS 7 are included in the risk report within the consolidated management report.

Financial assets

Financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity«.

Moreover, the »fair value option« provided for under IAS 39 is not applied to any balance sheet items within the KRONES Group.

Derivative financial instruments

The derivative financial instruments used within the KRONES Group are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are primarily the US dollar and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as profit or loss on the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently transferred to the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

Other provisions

Other provisions are recognised when the Group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

Segment reporting

Intrasegment transfers are conducted under the same conditions as transfers among third parties. Intersegment revenues are negligible.

Shareholdings

Name and location of the company	Share in capital held by KRONES AG in %*
neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
KRONES Nordic ApS, Holte, Denmark	100.00
KRONES S.A.R.L., Lyon, France	100.00
KRONES UK LTD., Bolton, UK	100.00
KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
KRONES S.R.L., Garda (VR), Italy	100.00
KOSME S.R.L., Roverbella, Italy	100.00
Smefin S.R.L., Roverbella, Italy	100.00
KRONES Nederland b.v., Boskoop, Netherlands	100.00
KOSME Gesellschaft mbh, Sollenau, Austria	100.00
KRONES Spólka z.o.o., Warsaw, Poland	100.00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
KRONES O.O.O., Moscow, Russian Federation	100.00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
KRONES AG, Buttwil, Switzerland	100.00
KRONES Iberica, S.A., Barcelona, Spain	100.00
KRONES S.R.O., Prague, Czech Republic	100.00
KRONES Ukraine LLC, Kiev, Ukraine	100.00
MAINTEC Service eood, Sofia, Bulgaria	51.00
MAINTEC Service Ges.m.b.H, Dorf an der Pram, Austria	51.00
KRONES Surlatina S.A., Buenos Aires, Argentina	100.00
KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
KRONES S.A., São Paulo, Brazil	100.00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
KRONES Asia Ltd., Hong Kong, China	100.00
KRONES India Pvt. Ltd., Bangalore, India	100.00
KRONES Japan Co. Ltd., Tokyo, Japan	100.00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
KRONES LCS Center East Africa Limited, Nairobi, Kenya	100.00
KRONES Andina Ltda., Bogotá, Columbia	100.00
KRONES Korea Ltd., Seoul, Korea	100.00
KRONES Mex S.A. de C.V., Mexico City, Mexico	100.00
KRONES LCS Center West Africa Limited, Lagos, Nigeria	100.00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
KRONES, Inc., Franklin, Wisconsin, USA	100.00
Maquinarias KRONES de Venezuela S.A., Caracas, Venezuela	100.00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

* direct and indirect shareholding.

The Supervisory Board and Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [Mitbestimmungsgesetz] of 1976 in 1987, the Supervisory Board was extended from six to twelve members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Ernst Baumann
Member of the Executive Board of BMW AG until 30 November 2008

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GRUPPE
HOYER-GRUPPE

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative and treasurer of the IG METALL administrative office in Regensburg

Josef Weitzer**
Chairman of the Works Council
Member of the Board of Directors of Sparkasse Regensburg

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs, Group Communication
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
* KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering and Product Divisions
* WINKLER & DÜNNEBIER AG

Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Standards and interpretations

The following standards and interpretations, the application of which is not yet mandatory, do not apply to the consolidated financial statements of KRONES AG:

IFRIC 15 »Agreements for the Construction of Real Estate«
IFRIC 16 »Hedges Of A Net Investment In A Foreign Operation«
IFRIC 17 »Distribution Of Non-Cash Assets To Owners«

KRONES AG
Investor Relations
Fax +49 9401 70-3786
E-mail investor-relations@krones.de
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Olaf Scholz
Telephone +49 9401 70-1169



KRONES